Exhibit 2.1

EXECUTION COPY

ASSET AND STOCK PURCHASE AGREEMENT

BY AND AMONG

SENSATA TECHNOLOGIES, INC.,

HONEYWELL CO. LTD.,

HONEYWELL SPOL S.R.O.,

HONEYWELL AEROSPACE S.R.O.,

HONEYWELL (CHINA) CO. LTD.,

HONEYWELL AUTOMATION INDIA LIMITED,

HONEYWELL JAPAN INC.

HONEYWELL CONTROL SYSTEMS LIMITED

HONEYWELL GMBH

AND

HONEYWELL INTERNATIONAL INC.

October 28, 2010

4.22	Bank Accounts; Directors and Officers	46
4.23	DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES	46

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		46

5.1	Corporate Status	46
5.2	Authority	46
5.3	No Conflict; Required Filings	47
5.4	Legal Proceedings	47
5.5	Sufficient Funds	47
5.6	Investment Intent	48
5.7	No Reliance	48
5.8	Finder’s Fee	49
5.9	DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES	49

ARTICLE VI COVENANTS		50

6.1	Interim Operations of the Business	50
6.2	Filings with Governmental Authorities	52
6.3	Consents; Shared Agreements	55
6.4	Confidentiality; Access to Information	57
6.5	Publicity	61
6.6	Books and Records	61
6.7	Further Action	62
6.8	Expenses	63
6.9	Notification of Certain Matters	63
6.10	Employees and Employee Benefit Plans	63
6.11	Indebtedness; Intercompany Accounts	70
6.12	Insurance Matters	72
6.13	Non-Solicitation of Employees	72
6.14	Non-Competition	73
6.15	Business Confidential Information	75
6.16	Waiver of Conflicts and Attorney-Client Privilege	76
6.17	Closing Cash Balance	76
6.18	Sellers’ Marks	76
6.19	Exclusivity	77
6.20	Certain Payments	78
6.21	Compliance with Letter Agreements	78
6.22	HTT Supply Agreement	78
6.23	HTT Support Obligation	78

ARTICLE VII CLOSING CONDITIONS		78

7.1	Conditions to Obligations of the Sellers and Purchaser	78
7.2	Additional Conditions to Obligations of Purchaser	79
7.3	Additional Conditions to Obligations of the Sellers	79

ARTICLE VIII CERTAIN TAX MATTERS		80

8.1	Tax Returns	80
8.2	Cooperation on Tax Matters; Contests	81

8.3	Tax Sharing Agreements	82
8.4	Tax Indemnifications	82
8.5	Certain Taxes	84
8.6	VAT.	84
8.7	Check the Box Elections	85
8.8	Wage Reporting	85

ARTICLE IX TERMINATION		85

9.1	Termination	85
9.2	Effect of Termination and Abandonment	85

ARTICLE X SURVIVAL; INDEMNIFICATION		86

10.1	Survival of Representations, Warranties and Agreements	86
10.2	Indemnification	86
10.3	Indemnification Procedures	87
10.4	Indemnification Limitations	89

ARTICLE XI MISCELLANEOUS		92

11.1	Notices	92
11.2	Severability	93
11.3	Entire Agreement; No Third-Party Beneficiaries	93
11.4	Amendment; Waiver	94
11.5	Binding Effect; Assignment	94
11.6	Disclosure Schedule	94
11.7	Governing Law	94
11.8	Dispute Resolution; Mediation; Jurisdiction	94
11.9	Construction; Interpretation	95
11.10	Counterparts	96

Index of Defined Terms

Term	Page

Acceptable Product Derivations	2
Acquired Intellectual Property	2
Acquired Patents	2
Action	37
Actual GME Capital Expenditure Amount	3
Affiliate	3
Agreement	1
Ancillary Agreements	3
Applicable Requirements	59
Application-Specific Packaging	3
ASIC	3
Asset Sellers	3
Assumed Environmental Liabilities	18
Assumed Liabilities	16
Audit Assistance Request	60
Automotive Field	3
Balance Sheets	31
Bill of Sale	22
Budgeted GME Capital Expenditure Amount	3
Business	1
Business Confidential Information	75
business day	3
Business Material Adverse Effect	4
Business Related Excluded Liabilities Claim	91
Carve-Out Financial Information	59
Carve-Out Financial Statements	59
China Consent	4
China Employees	69
China Transfer Agreement	4
Chinese Approval Authority	4
Chinese Registration Authority	4
Chip-on Lead Frame Patents	4
Chonan Manufacturing Agreement	23
Closing	22
Closing Date	22
COBRA	65
Code	4
Collateral Source	90
Company Plan	40
Company Plans	40
Competing Business	73
Confidential ASIC Technology Agreement	23
Confidentiality Agreement	57

v

Confidentiality Obligations	59
Contract	4
control	5
Current Representation	76
Current-Sensing Products	5
Czech Republic Employees	66
De Minimis Loss	90
Disclosure Schedule	28
Dispute	94
Disputed Amount	25
DOJ	5
Employees	63
Encumbrances	43
Environmental Claims	39
Environmental Laws	39
Environmental Reports	39
Equity Interests	1
ERISA	5
ERISA Affiliate	5
Exacerbation of Pre Existing Conditions	5
Excluded Assets	15
Excluded Liabilities	19
Excluded Names	15
Excluded Products	74
Excluded Representations	90
Existing Customers	5
Existing Products	5
Final Net Working Capital	25
Financial Statements	31
Flow Sensor Products	6
Foreign Plan	41
Foreign Transfer Agreements	23
Freeport Lease	23
FTC	6
GAAP	6
GME Capital Expenditure	6
Governmental Authority	6
Governmental Order	6
Gross Foreign Purchase Price	28
Gross US Purchase Price	27
Guarantee	1
HON Audit Manager	59
HON China	1
HON Czech	1
HON Czech Aero	1
HON Czech Controls	1

HON England	1
HON Germany	1
HON India	1
HON Japan	1
HON Korea	1
HON Shanghai	1
HON Shanghai Determination Event	54
HON Shanghai Purchase Price	6
HON Shanghai Re-Acquisition Date	54
HON Shanghai Registration Date	53
Honeywell	1
Honeywell L/Cs	71
Honeywell Personnel	59
HSR Act	30
HTT	12
HTT Supply Agreement	23
IFRS	6
Indebtedness	6
Indemnification Cap	90
Indemnified Party	87
Indemnifying Party	87
Independent Accounting Firm	7
Initial Purchase Price	21
Intellectual Property	37
Intellectual Property Assignments	23
Intellectual Property License Agreement	23
Joint Venture Agreement	31
Juarez	16
Key Customers	43
Key Suppliers	43
Knowledge	7
Korea Employees	67
Labor Laws	45
Law	7
Leased Real Property	13
Level 1 Products	7
Level 1 Technology	7
Level 1.5 Module	7
Level 1.5 Module Patents	7
Liability	7
Liens	44
Losses	7
Made Available	8
Material Contract	43
Materials of Environmental Concern	39
Mediation Request	95

MIP	65
Most Recent Balance Sheet	8
Net Working Capital	8
New Agreement	56
New Conditions	8
NW Illinois	16
Occurrence Policies	72
Operator Controls	8
Optical Products	8
Ordinary Course Warranty Obligations	8
Other Competition Authorities	52
Other Competition Filings	52
Other Competition Law	52
Packaging	9
Patents	37
Permit	9
Permitted Encumbrances	9
Person	9
Post-Closing Representation	76
Post-Signing Assumed Contract	17
Post-Signing Assumed Product	17
Preliminary Net Working Capital	25
Preliminary Working Capital Statement	25
Procedure	95
Product Recall	9
Products Liability Claims	9
Prohibited Acquired Entity Activities	74
Prohibited Portion	74
Property	39
Purchase Price	21
Purchased Assets	12
Purchased Contracts	12
Purchased Entities	1
Purchased Entities Excluded Assets	14
Purchased Entity L/Cs	71
Purchaser	1
Purchaser Indemnified Parties	86
Purchaser Material Adverse Effect	10
Purchaser Personnel	59
PwC	59
Reimbursable Participation	88
Release	10
Reorganization Actions	15
Retained Products	10
Richardson	16
SAFE Special Bank Account	10

SCEC	53
Seller Indemnified Parties	87
Sellers	1
Sellers’ Marks	77
Sensata NV	10
Shanghai Employees	68
Shared Contracts	56
Shared Product	56
SIP	65
Sleipnir ASIC	10
Sleipnir ASIC Support Agreement	23
Sleipnir Intellectual Property	10
Software	37
Solvent	48
Specified Accounting Policies	10
Specified Consent	55
Straddle Period	82
Subsidiary	10
Supply Agreement	23
Survival Period	86
Targeted Net Working Capital	10
Tax Benefit	10
Tax Return	11
Taxes	11
Taxing Authority	11
Thermal Products	11
Third-Party Claim	87
Threshold Amount	90
Transaction Matters	94
Transfer Taxes	84
Transferred China Employees	69
Transferred Employees	64
Transferred Korea Employees	67
Transferred US Employees	64
Transition Services Agreement	22
Transportation Field	11
Turbo Field	11
Underlying Technology	11
US Employees	64
VAT	84
Voluntary Environmental Investigation	12
WARN Act	33
ZMD	10
ZMD Agreement	56

Index of Exhibits

Exhibit A-1	Purchase Price Allocation Schedule
Exhibit A-2	US Allocation Schedule Template
Exhibit A-3	Foreign Allocation Schedule Template
Exhibit B	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Intellectual Property Assignment
Exhibit E	Form of Intellectual Property License Agreement
Exhibit F	Form of Freeport Lease
Exhibit G	Form of FIRPTA Certification
Exhibit H	Form of Supply Agreement
Exhibit I	Form of Sensata Technologies B.V. Guarantee
Exhibit J	Form of China Consent
Exhibit K	Form of China Transfer Agreement
Exhibit L	Form of Chonan Manufacturing Agreement
Exhibit M	Form of Sleipnir ASIC Support Agreement
Exhibit N	Form of Confidential ASIC Technology Agreement

Index of Disclosure Schedules

Section 1.1(bb)	Late Stage Development and Non-Commercialized Products
Section 1.1(mm)(i)	Sellers’ Knowledge
Section 1.1(mm)(ii)	Purchaser’s Knowledge
Section 1.1(ddd)	Permitted Encumbrances
Section 1.1(ooo)	Specified Accounting Policies
Section 2.2(b)	Excluded Purchased Entities Assets
Section 2.3(h)	Excluded Intellectual Property
Section 2.3(i)	Excluded Information Technology Assets
Section 2.3(k)	Other Excluded Assets
Section 2.4(b)	Scheduled Material Contracts
Section 2.4(c)	Existing Products
Section 2.5(a)(vii)	Certain Purchased Contracts
Section 2.5(a)(ix)	Excluded Liabilities
Section 3.3(a)(vii)	Certain HTT Sensor Products
Section 3.3	Closing Deliveries
Section 4.3(a)	No Conflict
Section 4.3(b)	Government Authorizations
Section 4.4	Capitalization
Section 4.5	Financial Statements
Section 4.6(a)	Absence of Certain Changes
Section 4.6(c)	Undisclosed Liabilities
Section 4.7	Taxes
Section 4.8(a)	Intellectual Property
Section 4.8(b)	Certain Intellectual Property
Section 4.8(c)	Level 1.5 Module Patents

x

Section 4.8(d)	Infringed Intellectual Property
Section 4.9	Legal Proceedings
Section 4.10	Compliance with Laws; Permits
Section 4.11	Environmental Matters
Section 4.12(a)	Employee Matters and Benefit Plans
Section 4.12(b)	Benefit Plan Compliance and Funding
Section 4.12(c)	Employee Pension Benefit Plans
Section 4.12(d)	Retiree or Post-Termination Benefits
Section 4.12(e)	Change in Control Benefits
Section 4.12(g)	Foreign Plans
Section 4.13(a)	Material Contracts
Section 4.13(b)	Material Breach or Default
Section 4.14	Material Customers and Suppliers
Section 4.15	Real Properties
Section 4.16	Personal Properties
Section 4.17	Sufficiency of Assets
Section 4.18(a)	Labor
Section 4.18(b)	Labor Notices
Section 4.20	Products Liability; Warranty
Section 4.22	Bank Accounts; Directors and Officers
Section 5.3(b)	No Conflict; Required Filings
Section 6.1	Interim Operations of the Business
Section 6.3	Shared Contracts
Section 6.10	Employees
Section 6.10(b)	U.S. Employees
Section 6.10(b)(iii)	U.S. Employee Severance Plan
Section 6.10(c)	Czech Republic Employees
Section 6.10(d)	Korea Employees
Section 6.10(e)	Shanghai Employees
Section 6.10(f)	China Employees
Section 6.11(a)	Intercompany Accounts and Contracts
Section 6.23	HTT Projected Volumes and Pricing Schedule

ASSET AND STOCK PURCHASE AGREEMENT

THIS ASSET AND STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 28th day of October, 2010, by and among Sensata Technologies, Inc., a Delaware corporation (“Purchaser”), Honeywell International Inc., a Delaware corporation (“Honeywell”), Honeywell Co. Ltd., a Korea company (“HON Korea”), Honeywell spol s.r.o., a Czech Republic company (“HON Czech”), Honeywell Aerospace s.r.o., a Czech Republic company (“HON Czech Aero”), Honeywell (China) Co. Ltd., a China company (“HON China”), Honeywell Automation India Limited, an India company (“HON India”), Honeywell Control Systems Limited, an England company (“HON England”), Honeywell GmbH, a Germany company (“HON Germany”), Honeywell Japan Inc., a Japan company (“HON Japan”) and collectively with Honeywell, HON Korea, HON Czech, HON Czech Aero, HON China, HON India, HON England and HON Germany, but excluding the Purchased Entities (as defined below), the “Sellers”).

WHEREAS, the Sellers and the Purchased Entities, through Honeywell’s and the other Sellers’ Sensing and Control business unit, operate the S&C Automotive-On-Board business which manufactures, develops, calibrates, tests, sells, and/or currently supports (i.e., maintains) the following products: (i) Hall sensors in Application-Specific Packaging (defined below) for use in the Automotive Field (defined below); (ii) magneto resistive (MR) sensors in Application-Specific Packaging for use in the Automotive Field; (iii) variable reluctance sensors in Application-Specific Packaging for use in the Automotive Field; (iv) Level 1.5 Modules (defined below); (v) vane and linear position sensors in Application-Specific Packaging for use in the Automotive Field or the Turbo Field (defined below); and/or (vi) pressure sensors (A) in Application-Specific Packaging for use in the Automotive Field and/or (B) configured for exhaust applications in the Transportation Field (defined below), in each case including the specific products set forth on Section 2.4(c) and Section 1.1(bb) of the Disclosure Schedule (collectively, the “Business”);

WHEREAS, the Sellers conduct the Business through Honeywell Controls s.r.o., a Czech Republic company (“HON Czech Controls”), and Honeywell-Xin Yao Automotive Sensors (Shanghai) Co., Ltd., a Chinese company (“HON Shanghai” and together with HON Czech Controls, the “Purchased Entities”), and through the use of certain assets owned, leased and licensed directly by the Sellers;

WHEREAS, this Agreement contemplates a transaction in which Purchaser will acquire from the Sellers all of the Sellers’ ownership interest in the Purchased Entities (the “Equity Interests”) and certain of the assets of the Business, and will assume certain of the Liabilities of the Business, upon the terms and subject to the conditions contained in this Agreement; and

WHEREAS, in furtherance of the transaction contemplated hereby, as of the date hereof Sensata Technologies B.V. has executed the guarantee attached hereto as Exhibit I (the “Guarantee”).

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Acceptable Product Derivations” are modifications to or derivations of Existing Products (in the case of Purchaser or its Affiliates) or Retained Products (in the case of Honeywell or its Affiliates) which, (i) if covered by Intellectual Property, do not change the manner in which the Intellectual Property is used in the product and (ii) do not intentionally modify a product that is for use in the Automotive Field to become a product that is for use outside the Automotive Field (in the case of Purchaser), or intentionally modify a product that is for use outside the Automotive Field to become a product that is for use inside the Automotive Field (in the case of Honeywell).

(b) “Acquired Intellectual Property” means: (i) all Acquired Patents; (ii) all registered or unregistered Intellectual Property (other than Patents) owned or held for use by any of the Sellers and their Affiliates, that solely relates to the Existing Products, including (A) any tangible embodiments of such Intellectual Property, (B) books, records, ledgers, files, documents, correspondence, lists, specifications, drawings, advertising, marketing and promotional materials, studies, business and accounting records of every kind, reports and all other materials (in whatever form or medium) relating to such Intellectual Property and (C) such items in the form of specifications, product designs, embedded software, firmware, programmable logic, mask works, specialized tooling, specialized design tools, or prototypes (but for the sake of clarity, excluding the Sleipnir Intellectual Property); and (iii) the Intellectual Property (other than Patents) in the items set forth on Section 4.8(a) of the Disclosure Schedule; provided, however, that with respect to each of the foregoing subsections (i), (ii) and (iii), such Intellectual Property shall include all rights and remedies thereunder against infringement and misappropriation with respect thereto; and, provided further, with respect to each of the foregoing subsections (ii) and (iii), such Intellectual Property shall not include the Intellectual Property to the extent comprising Level 1 Technology.

(c) “Acquired Patents” means (i) the Chip-on Lead Frame Patents; (ii) the Patents set forth on Section 4.8(a) of the Disclosure Schedule including the Level 1.5 Module Patents; (iii) all Patents developed by Sellers’ or their Affiliates’ Korea development group located at Chonan, South Korea, Sellers’ or their Affiliates’ China development group located at Shanghai, or by any of the Sellers’ or their Affiliates’ Nanjing employees for the joint venture governed by the Joint Venture Agreement, in each case, which are related to the Business; and (iv) all foreign equivalents and all divisionals, reissues, revisions, re-examinations, extensions, continuations and continuations-in-parts of any of the foregoing.

(d) “Actual GME Capital Expenditure Amount” means the amount of expenditures related to the GME Capital Expenditure as of the close of business on the day prior to the Closing Date.

(e) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(f) “Ancillary Agreements” means the Bill of Sale, the Transition Services Agreement, the Intellectual Property Assignments, the Intellectual Property License Agreement, the Supply Agreement, the HTT Supply Agreement (if applicable), the Sleipnir ASIC Support Agreement, the Confidential ASIC Technology Agreement, the Guarantee, the Chonan Manufacturing Agreement, the Foreign Transfer Agreements and the Freeport Lease.

(g) “Application-Specific Packaging” means Packaging: (i) having a shape and mechanical and/or electrical interfaces that are designed for one or more specific applications or programs within a particular field, rather than having a shape and mechanical and/or electrical interfaces that are generic and suitable for multiple applications in multiple fields; or (ii) that is or embodies a standard within the Automotive Field as defined by associations, trade groups, and Governmental Authorities that provide or maintain standards within the automotive industry, including standards provided or maintained by the Society of Automotive Engineers, the Automotive Electronics Council, the Automotive Open System Architecture Group, the U.S. Department of Transportation, or any foreign equivalent of the foregoing.

(h) “ASIC” means an application-specific integrated circuit; that is, an integrated circuit customized for a specific use in contrast to a general purpose integrated circuit; including without limitation integrated circuits using programmable logic and human readable or any intermediate hardware logic description language (including HDL and VHDL) that are used to program or configure such integrated circuit.

(i) “Asset Sellers” means Honeywell, HON Korea, HON Czech, HON Czech Aero, HON China, HON India, HON England, HON Germany and HON Japan.

(j) “Automotive Field” means the field of four-wheel passenger cars (i.e., cars, minivans, sport utility vehicles, multi-purpose vehicles or vans designed primarily for transporting approximately 1-8 people (or approximately 1-15 people in the case of vans)), and light trucks classified by the U.S. Department of Transportation (or equivalent foreign regulatory agency) up through Class 6 (i.e., a truck having a gross vehicle weight rating of up to 26,000 pounds in the U.S.).

(k) “Budgeted GME Capital Expenditure Amount” means the One Million Forty One Thousand Dollars ($1,041,000.00) related to 2010 GME Capital Expenditure.

(l) “business day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by Law or executive order to be closed.

(m) “Business Material Adverse Effect” means any event, change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Business; provided, however, that changes, effects or circumstances, alone or in combination, that arise out of or result from (i) changes in economic conditions, financial or securities markets in general, or the industries and markets (including with respect to commodity prices) in which the Business is operated, except to the extent disproportionately affecting the Business, (ii) the execution and performance (other than as set forth in the first sentence of Section 6.1 hereof) of this Agreement and the announcement of this Agreement and the transactions contemplated hereby, (provided, however, that the foregoing shall not affect or otherwise limit the representations set forth in Sections 4.3 and 5.3) (iii) acts of God, calamities, national or international political or social conditions, including the engagement by the United States, Korea, China, the Czech Republic, Germany, India or Japan in hostilities, whether commenced before or after the date hereof, or the occurrence of any military attack or terrorist act upon the United States, Korea, China, the Czech Republic, Germany, India or Japan except to the extent disproportionately affecting the Business, or (iv) any actions taken, or failures to take action, or such other changes or events, in each case, to which Purchaser has specifically consented in writing, shall not be considered in determining whether a Business Material Adverse Effect has occurred.

(n) “China Consent” means that written consent with respect to the transfer of the Equity Interests of HON Shanghai to Purchaser and that certain board of directors consent of HON Shanghai, in substantially the forms attached hereto as Exhibit J.

(o) “China Transfer Agreement” means that stock transfer agreement with respect to the transfer of the Equity Interests of HON Shanghai, in substantially the form attached hereto as Exhibit K, which will be executed and delivered by the applicable parties as of the date hereof.

(p) “Chinese Approval Authority” means the Ministry of Commerce of The People’s Republic of China or its local counterpart which is competent to approve the equity transfer of HON Shanghai.

(q) “Chinese Registration Authority” means the State Administration of Industry and Commerce or its local counterpart which is competent to register the equity transfer of HON Shanghai.

(r) “Chip-on Lead Frame Patents” means USPNs 7,269,992, 7,375,406 and 7,378,721.

(s) “Code” means the Internal Revenue Code of 1986, as amended.

(t) “Contract” shall mean any contract, agreement, personal property lease, license, sales order, purchase order, invoice, indenture, note, bond, loan, instrument, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law, other than any Company Plan.

(u) “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(v) “Current-Sensing Products” means sensor products for which electric current is the primary parameter measured by such product, in contrast to sensors where electric current is used incidentally to measure another parameter such as pressure, position, a magnetic field, or temperature.

(w) “DOJ” means the United States Department of Justice.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereunder.

(y) “ERISA Affiliate” means any Person at any relevant time considered a single employer with any Seller under Section 414 of the Code.

(z) “Exacerbation of Pre Existing Conditions” shall mean (i) any negligent or intentional action taken by or on behalf of Purchaser outside the ordinary course of business at any Leased Real Property, and (ii) any Voluntary Environmental Investigation, in each case in clauses (i) and (ii), to the extent such action or investigation exacerbates any environmental condition or noncompliance with any Environmental Law (including any noncompliance resulting from mismanagement of any Materials of Environmental Concern) or increases the remedial cost associated therewith, in each case, occurring or in existence at such Leased Real Property prior to the Closing Date (including the environmental conditions and noncompliance identified in the Environmental Reports); provided however, that with respect to any known pre-existing conditions or noncompliance for which remediation, investigation or other response action is required under Environmental Laws, Purchaser’s failure to remediate, investigate or respond to any such known pre-existing environmental condition or noncompliance after having notified Sellers of the same shall not be deemed to constitute an Exacerbation of Pre-Existing Conditions.

(aa) “Existing Customers” means Persons to whom the Sellers or their Affiliates have sold Existing Products of the types described in clauses (i)(A) and (ii) of the definition of Existing Products.

(bb) “Existing Products” means: (i) those products set forth on Section 2.4(c) of the Disclosure Schedule, which lists all products: (A) that have been sold by the Business in commercial quantities at any time since January 1, 2008; and (B) other historical products of the Business for which Purchaser is assuming certain Assumed Liabilities as set forth in Section 2.4(c); and (ii) those other products set forth on Section 1.1(bb) of the Disclosure Schedule either actively in late-stage development by, or sold in less than commercial quantities by, the Business at any time since January 1, 2008. Purchaser acknowledges and agrees that prior to the Closing, Sellers shall update Section 1.1(bb) of the Disclosure Schedule to include any other products that become late-stage development products of the Business after the date hereof and prior to the Closing.

(cc) “Flow Sensor Products” means sensor products that measure the flow rate of a gas or fluid medium using sensing principles (e.g., ultrasonic, hot film anemometry, hot wire anemometry, impeller driven, Coriolis effect, etc.) other than inferring flow based on differential pressure measurement.

(dd) “FTC” means the United States Federal Trade Commission.

(ee) “GAAP” means United States generally accepted accounting principles.

(ff) “GME Capital Expenditure” means those capital expenditures related to the General Motors Europe capital expansion as set forth in Section 4.13(a)(ix) of the Disclosure Schedule.

(gg) “Governmental Authority” means any foreign, transnational, or United States federal, state, national, provincial, municipal or local governmental, regulatory or administrative agency or any court or arbitral body.

(hh) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(ii) “HON Shanghai Purchase Price” means the purchase price to be paid for the purchase of the HON Shanghai Equity Interests as set forth in the China Transfer Agreement.

(jj) “IFRS” means the International Financial Reporting Standards.

(kk) “Indebtedness” of any Person at any date shall include (i) all indebtedness of such Person for borrowed money, (ii) any other indebtedness of such Person which is evidenced by any note, bond, debenture or similar instrument, (iii) all obligations under any hedging, derivative or swap obligations or similar arrangements, (iv) all outstanding amounts owed under guaranties in which the underlying payment or performance obligation is in default or a valid demand for payment has been made, (v) all obligations secured by a Lien (other than a Permitted Encumbrance) on any assets of such Person, (vi) all obligations for the deferred purchase price of property or services (other than current Liabilities incurred in the ordinary course of business), (vii) any amounts outstanding and owing under any commitments by which a Person assures a creditor against loss (including reimbursement obligations and including, in the case of bank guarantees, any amounts advanced by the guarantor bank that have not yet been reimbursed), (viii) all obligations under capitalized leases (it being understood that for purposes of this definition the leases set forth in the Disclosure Schedule are not and shall not be treated as capitalized leases), (ix) all change of control, assignment related, or similar payments which pursuant to a Contract or applicable Law are triggered by, or come due as a result of, the transactions contemplated hereby, (x) all prepayment premiums, (xi) the amount (if any) by which the Actual GME Capital Expenditure Amount is less than the Budgeted GME Capital Expenditure Amount, and (xii) any accrued interest, fees and expenses related to the foregoing.

(ll) “Independent Accounting Firm” means any one of (i) PricewaterhouseCoopers or (ii) Deloitte & Touche, as mutually agreed upon by the parties.

(mm) “Knowledge” (i) with respect to any Seller shall mean the actual knowledge, after due inquiry of appropriate personnel, of the individuals identified on Section 1.1(mm)(i) of the Disclosure Schedule and (ii) with respect to Purchaser shall mean the actual knowledge, after due inquiry of appropriate personnel, of the individuals identified on Section 1.1(mm)(ii) of the Disclosure Schedule.

(nn) “Law” means any law, statute, ordinance, order, decree, decision, rule or regulation of any Governmental Authority, or any binding agreement with any Governmental Authority binding upon a Person or its assets.

(oo) “Level 1 Products” means integrated circuits that include Level 1 Technology, which are packaged in form factors that are standard within the semiconductor or electronic component industries (e.g., form factors such as SO-8, SOT-23, SOT-89, SOT-89B, plastic radial lead, ceramic SIP, etc.).

(pp) “Level 1 Technology” means Intellectual Property that covers (i) die-level structures (i.e., particular arrangements of materials or layers on the substrate of a semiconductor wafer that form circuits or sensor structures, such as are captured by USPN 7,279,891) or (ii) circuit elements or arrangements that are claimed without reference to specific die components but that nevertheless are or typically would be implemented at the die level (e.g., such as are captured by USPN 6,597,553), and are not located above the die level in Existing Products.

(qq) “Level 1.5 Module” means a magnetic sensor within an intermediate level package, which any of the Sellers or their Affiliates has marketed and sold as a p-module, q-module, m-module, or under another similar designation.

(rr) “Level 1.5 Module Patents” means the Patents set forth in Section 4.8(c) of the Disclosure Schedule that specifically cover Level 1.5 Modules, but not Underlying Technology.

(ss) “Liability” means any direct or indirect liability, Indebtedness, claim, loss, damage, deficiency, obligation or responsibility, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, asserted or unasserted, known or unknown, contingent, due or to become due or otherwise.

(tt) “Losses” means, subject to Section 10.4, any losses, costs or expenses (including reasonable attorneys’ fees and expenses incurred in connection with the investigation, defense and/or settlement of any claim), judgments, fines, claims, damages liabilities, royalties and assessments. In the event that Purchaser transfers less than all or substantially all of the Business to a third party, any losses, costs, expenses, damages or liabilities actually incurred by a Purchaser Indemnified Party (including any amounts paid by the Indemnified Party to such third party) in connection with Losses suffered by such third party that would constitute indemnifiable Losses under this Agreement had they been directly incurred by such Purchaser Indemnified Party absent the transfer to such third party, will constitute Losses under this definition and will be subject to the terms and conditions of the indemnification provisions in Article X; provided, however, that in no event shall the Sellers be responsible for attorneys’ fees and expenses or any other costs and expenses incurred in connection with the investigation, defense or settlement of a claim of such third party, but only those of the Purchaser Indemnified Party.

(uu) “Made Available” means that the information referred to (i) has been actually delivered (whether by email transmission or hand delivery) to Purchaser or to its outside legal counsel or (ii) was posted on the electronic datasite located at http://datasite.merrillcorp.com on or prior to the close of business on the second business day prior to the date of this Agreement (the contents of which are, for the avoidance of doubt, memorialized in a DVD or similar electronic format and delivered to Purchaser within three (3) business days after the date of this Agreement).

(vv) “Most Recent Balance Sheet” means the unaudited historical pro forma balance sheet of the Business as of May 29, 2010.

(ww) “Net Working Capital” means the excess of the sum of the total current assets that are then assets of the Purchased Entities (but excluding any Purchased Entity Excluded Assets) or are Purchased Assets over the sum of the total current liabilities that are then liabilities of the Purchased Entities (but excluding any Purchased Entity Excluded Liabilities) or are Assumed Liabilities, calculated in accordance with the Specified Accounting Policies; provided that no current or deferred income Tax assets or Liabilities will be included in the Net Working Capital.

(xx) “New Conditions” shall mean environmental conditions occurring at any Leased Real Property, including without limitation environmental conditions arising in connection with the generation, use, handling, presence, treatment, storage, transportation, disposal or Release of any Materials of Environmental Concern or Third-Party Claims for personal injury or property damage resulting from the Release of Materials of Environmental Concern, in each case to the extent such conditions are first caused or first created by Purchaser’s operation of the Business or the Purchased Assets after the Closing Date.

(yy) “Operator Controls” means products with a human interface, which provide a signal in response to manipulation of the human interface by a human operator (e.g., shifters, turn signal switches, throttle controllers, each of which may itself include one or more electromechanical switches, MR sensors or Hall sensors).

(zz) “Optical Products” means sensor products that detect a change in an optical property of a device, material or region, and use the detected change to infer a change in an aspect of the physical environment in the region or proximate the device or material.

(aaa) “Ordinary Course Warranty Obligations” means claims by customers of the Business for product return, replacement, rebate, credit, or similar warranty obligations incurred in the ordinary course of business, but not including any Products Liability Claims.

(bbb) “Packaging” means a packaging, housing, board, circuit, or substrate in or on which a sensor is mounted, attached, or otherwise affixed for purposes of allowing use of such sensor in combination with such packaging, housing, board, circuit, or substrate within a larger assembly or system.

(ccc) “Permit” means any permit, franchise, authorization, license, accreditation, certificate, exemption, classification, registration, or other approval issued or granted by any Governmental Authority.

(ddd) “Permitted Encumbrances” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Encumbrances for Taxes and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings, or may thereafter be paid without penalty, (iv) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate (excluding assets that are Intellectual Property), (v) Encumbrances on accounts receivable under Honeywell’s Trade Accounts Receivable program, which shall be removed as of the Closing Date, and (vi) any other Encumbrances existing on the date of this Agreement that are set forth in Section 1.1(ddd) of the Disclosure Schedule.

(eee) “Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Authority or other entity or group.

(fff) “Product Recall” means any (i) directive, order or other action by any Governmental Authority requiring or having the effect of requiring that any product manufactured or sold by the Sellers or the Sellers’ Affiliates in connection with the Business be recalled or (ii) voluntary recall of any product manufactured or sold by the Sellers or the Sellers’ Affiliates in connection with the Business.

(ggg) “Products Liability Claims” means any (i)(A) lawsuit, class action, or other claim by a third party or third parties (other than a Governmental Authority) (whether based on negligence, fraud, failure to warn, strict products liability, violation of applicable Law, or other theory, and whether seeking injunctive relief, money damages, or other remedy), related to or arising out of personal injury or death, or damage, destruction or diminished value of property or (i)(B) investigation, action or other claim by any Governmental Authority concerning compliance or non-compliance with applicable Laws (whether seeking fines, injunctive relief, Product Recall, field action, or other penalties), or (ii) claim by a customer of the Business seeking damages, costs, reimbursement, contribution, indemnification, injunctive relief, repair, replacement, or other responsibility for Losses or other Liabilities related to or arising out of the matters described in clauses (i)(A) or (i)(B), or any systemic design defect or systemic manufacturing defect, any voluntary or involuntary Product Recall, field action or violation of applicable Laws, in each case of sub-sections (i) and (ii) related to or arising out of a product or products sold by the Sellers or the Sellers’ Affiliates in connection with the Business.

(hhh) “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(iii) “Release” means spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, dumping, discarding, burying, abandoning or disposing into the environment.

(jjj) “Retained Products” means products of Honeywell or its Affiliates, which are not Existing Products.

(kkk) “SAFE Special Bank Account” means the special foreign exchange bank account for asset realization to be established by HON China in accordance with applicable Chinese Law, which is required for receiving the HON Shanghai Purchase Price by HON China.

(lll) “Sensata NV” means Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of The Netherlands.

(mmm) “Sleipnir ASIC” means those certain ASIC products identified as “Sleipnir” in the table set forth in Amendment 2 to the Supply Agreement between Honeywell and ZMD America, Inc. (“ZMD”) dated January 14, 2004.

(nnn) “Sleipnir Intellectual Property” means Intellectual Property (other than Patents) that is embodied in the Sleipnir ASIC or the related design materials.

(ooo) “Specified Accounting Policies” has the meaning set forth in Section 1.1(ooo) of the Disclosure Schedule.

(ppp) “Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

(qqq) “Targeted Net Working Capital” means Twenty One Million Five Hundred Thousand Dollars ($21,500,000.00).

(rrr) “Tax Benefit” means, with respect to a Loss subject to indemnity under this Agreement, an amount by which the actual cash Tax liability of a party (or group of corporations filing a Tax Return that includes the party), with respect to a taxable period, is reduced solely as a result of such Loss (treating any Tax item attributable to such Loss as the last item claimed for any taxable period).

(sss) “Tax Return” shall mean any report, return or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(ttt) “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, estimated, unclaimed property or escheatment, alternative or add-on minimum, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(uuu) “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(vvv) “Thermal Products” means sensor products for which temperature is the primary parameter measured by such products, in contrast to sensors that primarily measure another non-temperature parameter but employ a temperature sensor to compensate for temperature-induced variations in the other parameter being measured. Specifically excluded from the Thermal Products definition is the PTT product line—i.e., that line of sensors that provides temperature and pressure information, which is included in the Business. For the avoidance of doubt, other such “combi” sensors, which provide temperature and pressure information, but which are not included in the Business, are not excluded from the Thermal Products definition and are accordingly Excluded Products (as defined in Section 6.14).

(www) “Transportation Field” means the field of on-road and off-road heavy duty vehicles (U.S. Department of Transportation’s Classes 7 and 8 (or the foreign equivalent of such weight classes)), agriculture vehicles, construction vehicles (including cranes and forklifts), off-road light duty vehicles, recreational/sport vehicles and motorcycles. Notwithstanding the foregoing, the term “Transportation Field” does not include the fields of aerospace vehicles, watercraft, or military vehicles (whether air or ground, manned or unmanned).

(xxx) “Turbo Field” means the field of turbocharger systems (i.e., gas compressors that are powered by the exhaust of an internal combustion engine and used to increase density of intake air provided to said engine) and their components.

(yyy) “Underlying Technology” means a level of technology that underlies multiple applications, at least one application of which is outside of the Business, as of the Closing Date, rather than being directed to only a specific application, but only to the extent such technology is common to such applications. Notwithstanding the foregoing, the term “Underlying Technology” does not include modifications, enhancements, derivations, and the like that are not common to such applications.

(zzz) “Voluntary Environmental Investigation” means any environmental sampling or testing of air, soil, water or groundwater conducted by or on behalf of Purchaser at any Leased Real Property, except to the extent Purchaser reasonably believes such sampling or testing is (i) required by any Environmental Law or Governmental Authority, (ii) reasonably conducted in response to a Third-Party Claim asserting Liability for any environmental condition at any Leased Real Property, (iii) conducted by the Sellers in performance of their respective obligations herein, (iv) necessary in connection with a due diligence review for any sale, conveyance or financing transaction involving any Leased Real Property based upon findings from a Phase I environmental site assessment, (v) required for the bona fide construction, expansion, demolition, repair, maintenance, or closure by or on behalf of the Purchaser Indemnified Parties of any structures or operations at any Leased Real Property in the ordinary course of business and to the extent such sampling or testing is consistent with industry practice, or (vi) required to respond to material facts indicating a potentially significant risk to human health or the environment.

ARTICLE II

PURCHASE AND SALE OF SHARES AND ASSETS AND ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Shares and Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Sellers shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and accept from the Sellers, all of the Sellers’ right, title and interest in and to all of the assets, used or held for use by the Sellers primarily in the Business as it is currently operated (other than the Excluded Assets), as the same may exist as of the Closing (collectively, the “Purchased Assets”), including all of the Sellers’ right, title and interest in the following:

(a) the Equity Interests;

(b) all accounts receivable and notes receivable and other such claims for money due to the Sellers arising from the arm’s length rendering of services or the sale of the Existing Products or other goods or materials by the Business (including trade account receivables from Honeywell acting through its Honeywell Turbocharger Technologies strategic business unit (“HTT”) solely to the extent reflected in the Final Net Working Capital);

(c) all raw materials, packaging materials, manufactured or purchased parts, goods in transit, consigned goods, returned goods, work in process, spare parts and finished goods inventories for the Existing Products or otherwise used or held for use primarily in the Business;

(d) all rights and interests in all Contracts to which a Seller or Purchased Entity is a party that relate primarily to the Business (the “Purchased Contracts”);

(e) all machinery, equipment, tools, dies, test equipment, furniture, fixtures (trade or otherwise), vehicles, leasehold improvements, office supplies, production supplies, spare and replacement parts, computers, jigs, molds, miscellaneous supplies and other tangible personal properties that are used or held for use primarily in the Business (including the transfer of a Seller’s or Purchased Entity’s rights of possession and custody of such tooling, molds, jigs and other equipment that is owned by certain customers of the Business and that is located on the Property or on the premises of suppliers (including Plant 1 in Freeport, Illinois) of the Business);

(f) the Acquired Intellectual Property;

(g) other than to the extent not legally assignable even with the consent, authorization, acknowledgement of filing, certification or other approval of the applicable Governmental Authority, all Permits primarily with respect to the conduct of the Business and held by the Sellers;

(h) all rights under or pursuant to warranties and guarantees made by suppliers, manufacturers or contractors in connection with products or services provided to the Sellers primarily in connection with the Business;

(i) the leasehold interests in the real property described in Section 4.15 of the Disclosure Schedule (the “Leased Real Property”), including all rights and interests of the Sellers in the leases, subleases, licenses, concessions and other agreements therefor;

(j) all claims, deposits, prepayments, prepaid assets, refunds (excluding Tax refunds or credits to the extent such refunds or credits are specified as property of the Seller pursuant to Section 8.4(d) hereof), causes of action, credits, choses in action, rights of recovery, rights of set off and rights of recoupment relating primarily to any of the other Purchased Assets, including all rights of the Sellers under any property, casualty, workers’ compensation or other insurance policy or related insurance services contract to the extent such rights relate to any Assumed Liability or any casualty affecting any of the Purchased Assets, but excluding any claims or counterclaims raised in connection with the Excluded Liabilities set forth on Section 4.9 or 4.20 of the Disclosure Schedule;

(k) all goodwill associated primarily with the Business or the Purchased Assets, together with the right to represent to third parties that Purchaser is the successor to the Business;

(l) all books, records, ledgers, files, documents, correspondence, lists, specifications, drawings, advertising, marketing and promotional materials, studies, business and accounting records of every kind, reports and all other materials (in whatever form or medium) that pertain primarily to the Business; provided, however, that (i) the Sellers shall be entitled to retain copies of any such materials it deems reasonably necessary for human resources, accounting, tax, legal or other business purposes (including with respect to any Excluded Asset or Excluded Liability), (ii) Sellers shall deliver to Purchaser copies of any documents removed from the Purchased Entities’ premises prior to Closing which relate to the Business (subject to Purchaser’s confidentiality obligations and Seller’s right to redact information not related to the Business), and (iii) Seller shall, as promptly as reasonably practicable after receipt of Purchaser’s reasonable advanced written request and provided such request will not unreasonably disrupt any of Sellers’ businesses, make available to Purchaser for inspection at reasonable times (subject to

Purchaser’s confidentiality obligations and Seller’s right to redact information not related to the Business), and Purchaser shall, upon reasonable request, have the right to receive copies of, documents to the extent relating (but not primarily) to the Business that are not included in the Purchased Assets, in each case, to the extent reasonably required in connection with the operation of, or for human resources, accounting, tax, legal or other business purposes related to, the Business following the Closing (excluding any of the foregoing that relate to Intellectual Property which shall be governed by the Intellectual Property License Agreement, Section 6.6 and the definition of “Acquired Intellectual Property”);

(m) rights to receive and retain mail, payments of receivables and other communications (other than to the extent related to Excluded Assets or Excluded Liabilities);

(n) the right to bill and receive payment for products shipped or delivered and/or services performed but unbilled or unpaid as of Closing; and

(o) any of the foregoing to the extent held by any Honeywell Subsidiary other than the Sellers, and all other properties, assets, rights and interests owned by Sellers or their Affiliates as of the Closing, or in which Sellers or their Affiliates have an interest, in all cases, which are primarily related to the Business and not otherwise Excluded Assets (it being understood that with respect to any such assets described in this clause (o) that may be held by Honeywell Subsidiaries or Affiliates other than the Sellers, the references to “Sellers” in the lead-in sentence to this Section 2.1 shall be deemed to refer to the Sellers and such Subsidiaries and Affiliates that hold such assets);

provided, that for the avoidance of doubt, “Purchased Assets” shall include all assets of the Business which would be required by the Specified Accounting Policies to be reflected on the pro forma balance sheet of the Business as of the Closing Date.

2.2 Assets of the Purchased Entities. The parties agree that none of the assets, properties or rights of the Purchased Entities shall be transferred pursuant to Section 2.1 or shall be considered Purchased Assets for purposes of Section 2.1 hereof and that such assets, properties and rights shall be held by the Purchased Entities, as the case may be, in the same manner before and after the Closing Date without any change therein as a result of the transactions contemplated hereunder, except that Purchaser (or its designee) shall be the holder of the Equity Interests. The following assets, properties and rights shall, at the sole cost and expense of Sellers, be transferred or assigned (or deemed to be transferred or assigned) from each Purchased Entity to a Seller (or an Affiliate) prior to the Closing (the “Purchased Entities Excluded Assets”):

(a) all cash on hand in HON Czech Controls’ bank and lock box accounts, plus all marketable securities owned by such Purchased Entity, in each case, as of the opening of business on the Closing Date;

(b) the assets of the Purchased Entities not related to the Business to the extent set forth on Section 2.2(b) of the Disclosure Schedule;

(c) all refunds or credits for Taxes arising out of the Business to the extent such refunds or credits are specified as property of the Seller pursuant to Section 8.4(d);

(d) any insurance proceeds from any property, casualty or other insurance policy or related insurance services contract held by a Purchased Entity or any of its Affiliates to the extent covering Excluded Liabilities;

(e) except for the Intellectual Property rights granted by Sellers under the Intellectual Property License Agreement, all Intellectual Property other than the Acquired Intellectual Property;

(f) subject to Section 6.18, any rights in, relating to, or for use or exploitation of, any trademark, service mark, brand name, certification mark, trade name, corporate name, domain name or other indication of source or origin that includes, is based on, relates to or is likely to be confused with the term “Honeywell”, “Honeywell Sensing and Control” or “Micro Switch” or any other similar term or derivative thereof (collectively, the “Excluded Names”);

(g) except as otherwise provided in Section 6.10 or as required by Law, all assets in or related to a Purchased Entity’s participation in or sponsorship of any Foreign Plan; and

(h) any rights of such Purchased Entity to reimbursements, indemnification, hold-harmless or similar rights to the extent relating to any Excluded Liabilities (the transfer and assignment of (a) through (h) (inclusive), the “Reorganization Actions”).

2.3 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1, the Sellers will retain all of their respective right, title and interest in and to, and shall not, and shall not be deemed to, sell, assign, transfer, convey or deliver to Purchaser, and the Purchased Assets shall not, and shall not be deemed to, include any of the following assets (all such retained assets, the “Excluded Assets”):

(a) any cash or cash equivalents, including any marketable securities, bonds, investments, or certificates of deposit, or any collected funds or items in the process of collection at the financial institutions of any Seller and its Affiliates through and including the Closing Date, in each case whether related to the Business, the Purchased Entities or otherwise;

(b) all refunds or credits for Taxes arising out of the Business to the extent such refunds or credits are specified as property of the Seller pursuant to Section 8.4(d);

(c) any property, casualty or other insurance policy or related insurance services contract, held by any Seller or any of its Affiliates, including the benefit of any deposits or prepayments and any insurance proceeds to the extent covering any Excluded Liabilities, other than proceeds of third party insurance policies in respect of claims made against such policies prior to the Closing Date (in the case of “claims made” policies), or for claims in respect of Losses occurring prior to the Closing Date (in the case of “occurrence based” policies);

(d) except as provided in Section 6.10, any Company Plan, including the underlying assets and rights of any Seller or any of its Affiliates;

(e) any rights of any Seller or the other Seller Indemnified Parties under this Agreement, any Ancillary Agreement or any other agreement between any of the Sellers or any of their respective Affiliates and Purchaser;

(f) subject to Section 6.18, any rights in, relating to, or for use or exploitation of, any trademark, service mark, brand name, certification mark, trade name, corporate name, domain name or other indication of source or origin that includes, is based on, relates to or is likely to be confused with the Excluded Names;

(g) the corporate charter, qualification to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, corporate seal, minute books, stock transfer books, blank stock certificates, Tax books and records, and any other documents relating to the governance, organization, maintenance and existence of each Seller;

(h) all Intellectual Property (including the Intellectual Property set forth on Section 2.3(h) of the Disclosure Schedule), other than the Acquired Intellectual Property (it being understood that Sellers are also granting Purchaser certain Intellectual Property rights under the Intellectual Property License Agreement);

(i) any licenses with respect to unmodified commercially available “off-the-shelf” computer Software, and those software agreements and information technology licenses and assets listed on Section 2.3(i) of the Disclosure Schedule;

(j) all checkbooks, canceled checks and bank accounts of each Seller; and

(k) any other assets, rights and properties set forth on Section 2.3(k) of the Disclosure Schedule.

2.4 Assumption of Liabilities. The “Assumed Liabilities” are solely the following Liabilities relating to or arising out of the Business or the Purchased Assets:

(a) all Liabilities to the extent reflected or reserved for (and solely to the extent of the amount so reflected or reserved) on the Most Recent Balance Sheet and any Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet (including, in each case, trade payables arising out of any purchases by the Business from Sellers’ semiconductor fabrication plant in Richardson, Texas (“Richardson”), Sellers’ fabrication operations in Plant 1 and Plant 4 in Freeport, Illinois which provide stamped parts, machined parts and plating parts (“NW Illinois”), or Sellers’ assembly plant operating as “Honeywell Optoelectronica S. de R.L. de C.V.” in Juarez, Mexico (“Juarez”) solely to the extent reflected in the Final Net Working Capital), none of which Liabilities since the date of the Most Recent Balance Sheet is a Liability for a breach of contract, breach of warranty, tort, infringement, claim, lawsuit or any of the Excluded Liabilities of the type described in Sections 2.5(a)(i) - (xv) (inclusive), except to the extent paid or discharged in the ordinary course of business since the date of the Most Recent Balance Sheet;

(b) all Liabilities constituting obligations to perform under, or related to breaches or defaults arising under or relating to, any (i) Material Contract set forth on Section 2.4(b) of the Disclosure Schedule, (ii) Purchased Contract which is not a Material Contract, (iii) Purchased Contract which is a Material Contract, to the extent such Contract was Made Available in sections III.F, VI.B.2.b, VI.B.2.c, VI.B.2.f, VI.B.2.l, VI.B.2.o or VIII.A.2 of the datasite to Purchaser prior to the date hereof, but reference to which was omitted from the Section 4.13(a) of the Disclosure Schedule, (iv) Purchased Contracts that are entered into by any Seller during the period commencing on the date hereof and ending on the Closing Date in compliance with Section 6.1 and (v) other Purchased Contract which is a Material Contract as to which Purchaser has agreed in writing to specifically assume the benefits and obligations of such Contract after the Sellers provide Purchaser with written notice of the existence of, and a complete and accurate copy of, such Purchased Contract (each such Contract in clauses (iv) and (v) above, a “Post-Signing Assumed Contract”), and in the case of clause (v) above, in the event (A) Purchaser does not agree in writing within ten (10) business days following such written notice to specifically assume the Liabilities relating to any such Contract or (B) a Purchaser Indemnified Party asserts any Liability, including any indemnification claim, against any Seller in respect of such Contract prior to the expiration of such ten (10) business day period, the Seller shall be fully entitled to terminate such Contract on whatever terms it deems appropriate at its sole expense; provided that if the Seller (x) does not have the right to terminate such Contract or (y) determines that it cannot terminate such Contract on commercially reasonable terms, then to the extent that and for so long as there are obligations required under such Contract that can, using commercially reasonable efforts, be performed by Purchaser and cannot, using commercially reasonable efforts, be performed by Seller, Purchaser shall use commercially reasonable efforts to perform such obligations for the benefit of the Seller (at Purchaser’s fully loaded actual cost which will be fully reimbursed by Seller);

(c) all Products Liability Claims and Ordinary Course Warranty Obligations arising out of or relating to (i) the products of the Business set forth on Section 2.4(c) of the Disclosure Schedule (other than Liabilities arising out of any matters set forth on Sections 4.9 and 4.20 of the Disclosure Schedule) and (ii) the products of the Business that were not set forth on Section 2.4(c) of the Disclosure Schedule as to which Purchaser has agreed in writing to specifically assume the benefits and obligations relating to such product after the Sellers provide Purchaser with written notice of the existence of such product (each such product a “Post-Signing Assumed Product”), and in the case of clause (ii), in the event (A) Purchaser does not agree in writing within ten (10) business days following such written notice to specifically assume the benefits and obligations relating to any such product of the Business that was not set forth on Section 2.4(c) of the Disclosure Schedule or (B) a Purchaser Indemnified Party asserts any Liability, including any indemnification claim, against any Seller in respect of such product prior to the expiration of such ten (10) business-day period, Purchaser shall (x) promptly cease manufacture and sale of such product and (y) transfer such product, together with all rights solely related to such product (including by (1) the transfer of all Intellectual Property rights solely related to such product to Sellers and (2) the delivery of a non-exclusive license to Sellers of all Intellectual Property rights related (but not solely related) to such product for use in the manufacture and sale thereof) in accordance with Section 6.7 hereof;

(d) all Liabilities arising out of or relating to any claims made by any Transferred Employees (including claims relating to service or employment or termination) to the extent such Liabilities (i) are expressly assumed by Purchaser under Section 6.10, (ii) arise from pre-Closing actions taken (or any failure to act) by other Transferred Employees where such actions (or failures to act) were in conflict with or derogation of policies or practices of the Sellers, or (iii) arise from the Sellers’ policies or practices (A) applicable solely to employees of the Business, or (B) which the Sellers at the time of execution of this Agreement had no reason to know are unlawful;

(e) all Liabilities arising under or relating to Environmental Laws with respect to New Conditions or the Exacerbation of Pre Existing Conditions (collectively, the “Assumed Environmental Liabilities”);

(f) all Liabilities arising out of or relating to any Acquired Intellectual Property, including with respect to any infringement thereby or misappropriation relating thereto;

(g) all Liabilities with respect to Taxes for which the Sellers are not responsible pursuant to Section 8.4; and

(h) all Liabilities of the Sellers arising out of or relating to any non-compliance or alleged non-compliance of the Business with applicable Laws; provided that such non-compliance or alleged non-compliance (i) relates solely to the operations of the Business and not also to any other operations or businesses of the Sellers (it being understood that (X) the fact that a particular non-compliance or alleged non-compliance of the Business occurs in connection with sales, purchases or other business interaction between the Business, on the one hand, and HTT, Richardson, NW Illinois and/or Juarez, on the other hand, or (Y) if the Business has not complied with a particular applicable Law, the fact that another operation or business of the Sellers has at some point failed or was alleged to have failed to comply with the same Law (where such other non-compliance or alleged non-compliance is not otherwise related to, connected with, or otherwise based on the same facts or circumstances as the non-compliance by the Business), in either case will not in and of itself mean that such non-compliance of the Business “relates also” to any other operations or businesses of the Sellers), (ii) is not (A) committed, implemented or directed by any current or former directors, officers, or employees of the Sellers (other than Transferred Employees) or (B) affirmatively approved or condoned by any of the foregoing persons (other than Transferred Employees) where such non-compliance or alleged non-compliance occurred or continued after such person had actual knowledge of such non-compliance or alleged non-compliance, and (iii) does not relate to Laws which are applicable to the Sellers’ ownership and control of the Business rather than the operations of the Business itself (such as applicable securities laws and Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable U.S. federal or state or non-U.S. Laws); it being understood that this subsection (h) shall not be deemed to limit or expand the scope of any of the Assumed Liabilities contained in subsections (c) through (g) (inclusive) of this Section 2.4.

2.5 Excluded Liabilities.

(a) Purchaser shall not assume or become responsible for, and shall not be deemed to have assumed or to have become responsible for, any Liabilities of Sellers or any of Sellers’ Affiliates that are not Assumed Liabilities, including the following Liabilities of or relating to any Seller or any of Sellers’ Affiliates (excluding the Purchased Entities, subject to Section 2.5(b)) (together with the Liabilities described in Section 2.5(b), the “Excluded Liabilities”):

(i) any Liability to the extent arising out of or relating to any Excluded Asset or the operation or conduct by Sellers or any of their Affiliates of any business (other than the Business), (it being understood that the fact that a particular Liability of the Business relates to sales, purchases or other business interaction among the Business and HTT, Richardson, NW Illinois and/or Juarez will not in and of itself mean that such a Liability is an Excluded Liability unless it would be otherwise excluded pursuant to this Section 2.5);

(ii) any Liability of any Seller for (A) any Indebtedness, including any guarantee of Indebtedness or (B) restructuring, severance or similar costs and expenses related to reduction in force initiatives of the Sellers or the Purchased Entities occurring or initiated on or prior to Closing;

(iii) any Liability with respect to Taxes relating to or arising out of the Business or the Purchased Assets for which the Sellers are responsible for pursuant to Section 8.4;

(iv) any Liability other than the Purchaser’s Assumed Environmental Liabilities arising under or relating to Environmental Laws, including any such Liability not constituting an Assumed Environmental Liability arising in connection with environmental conditions identified in the Environmental Reports or the generation, use, handling, presence, treatment, storage, transportation, disposal or Release of any Materials of Environmental Concern or any Third-Party Claims for personal injury or property damage resulting from the Release of Materials of Environmental Concern;

(v) any Liability (A) relating to the service or employment with the Business or termination of service or employment from the Business of any Person (other than Assumed Liabilities), or (B) relating to or at any time arising under any Company Plan (including any Foreign Plan), or any other benefit or compensation plan, program, agreement or arrangement at any time maintained, sponsored, contributed to or required to be contributed to by any Seller, any of its Subsidiaries, or any ERISA Affiliate (other than those Liabilities expressly assumed by Purchaser under Section 6.10);

(vi) any Liability pursuant to this Agreement, any Ancillary Agreement or any other agreement between a Seller and Purchaser;

(vii) any Liability, obligations or covenants with respect to (A) any assets, properties, entities or business operations divested by any Seller in connection with the Business prior to the Closing Date (other than, for the avoidance of doubt, (x) products or services sold or delivered by the Business in the ordinary course of its business or (y) Liabilities, obligations or covenants arising from or related to a Purchased Contract set forth on Section 2.5(a)(vii) of the Disclosure Schedule), or (B) the real property located in Freeport, Illinois and Chonan, South Korea (other than Assumed Liabilities set forth in Section 2.4(e) or as set forth in any Ancillary Agreement);

(viii) any Liability for or obligation related to any costs, fees, Taxes and expenses in connection with the investigation, preparation, diligence, negotiation, approval, authorization, execution and delivery of this Agreement and the consummation (or the preparation for the consummation) of the transactions contemplated hereby, including fees of legal counsel, brokers, advisors and accountants;

(ix) those Liabilities arising out of or relating to the Business that are expressly set forth on Section 2.5(a)(ix) of the Disclosure Schedule;

(x) Liabilities arising out of or relating to any matters set forth on Sections 4.9 and 4.20 of the Disclosure Schedule;

(xi) all Liabilities arising under or relating to any Contract that is (A) not a Purchased Contract, or (B) a Material Contract that (1) is not set forth on Section 2.4(b) of the Disclosure Schedule, (2) is not Made Available in sections III.F, VI.B.2.b, VI.B.2.c, VI.B.2.f, VI.B.2.l, VI.B.2.o or VIII.A.2 of the datasite to Purchaser prior to the date hereof and (3) is not a Post-Signing Assumed Contract;

(xii) all Liabilities of the Sellers arising out of or relating to any non-compliance or alleged non-compliance with applicable Laws not assumed in Section 2.4(h);

(xiii) any intercompany accounts, notes or other payables of Sellers, other than trade payables arising out of any purchases from Richardson or Juarez solely to the extent reflected in Final Net Working Capital;

(xiv) all Liabilities arising out of or relating to any product of the Business that is not set forth on Section 2.4(c) of the Disclosure Schedule and is not a Post-Signing Assumed Product, designed, manufactured, sold, serviced or repaired in connection with the Business prior to the Closing, including all product return, replacement, rebate, credit and warranty obligations (including Ordinary Course Warranty Obligations) relating thereto, and all products liabilities (including Products Liability Claims) relating thereto; and

(xv) those Liabilities arising out of and relating to the Reorganization Actions (including any Transfer Taxes and any costs related to obtaining any required third party consents related thereto).

(b) Purchaser shall not assume or become responsible for, and shall not be deemed to have assumed or to have become responsible for, the following Liabilities of any Purchased Entity:

(i) any Liability to the extent arising out of relating to any Purchased Entity Excluded Asset;

(ii) any Liability of any Purchased Entity for any Indebtedness, including any guarantee of Indebtedness;

(iii) any Liability with respect to Taxes of the Purchased Entities for which the Sellers are responsible pursuant to Section 8.4;

(iv) any Liabilities of the Purchased Entities to the extent not related to the Business;

(v) any Liability of a Purchased Entity arising because it is or has been treated as a single employer with any other Person (other than the Purchaser or any of its Affiliates) pursuant to Section 414 of the Code or Section 4001(b) of ERISA;

(vi) any Liabilities of the types described in Sections 2.5(a)(iv), (v)(A), (ix), (x), (xi), (xii) and (xiv);

(vii) any Liabilities of the types described in Sections 2.5(a)(v)(B), (viii), (xiii), and (xv); and

(viii) any Liability, obligations or covenants to the extent arising out of or relating to any assets, properties, entities or business operations divested by any Purchased Entity prior to the Closing Date (other than, for the avoidance of doubt, products or services sold or delivered by the Purchased Entities in the ordinary course of their respective businesses);

provided, that for purposes of the determinations in Section 3.4, the Final Net Working Capital shall not include any Excluded Liabilities as set forth in subsections (a) and (b) above.

2.6 Liabilities of the Purchased Entities. The parties agree that none of the Liabilities of the Purchased Entities shall be assumed by Purchaser pursuant to Section 2.4 and that, except to the extent specifically referenced in Section 2.5(b), none of the Liabilities of the Purchased Entities shall be allocated to the Sellers pursuant to Section 2.5, but, subject to Section 2.5(b), that all such Liabilities shall be retained by the respective Purchased Entity in the same manner before and after the Closing Date without any change therein as a result of the transactions contemplated hereunder, except as otherwise set forth herein.

ARTICLE III

CLOSING; CLOSING DELIVERIES

3.1 Purchase Price. The aggregate purchase price to be paid for the Purchased Assets pursuant to this Agreement shall be One Hundred and Forty Million Dollars ($140,000,000.00) in cash (the “Initial Purchase Price”), subject to adjustment pursuant to Section 3.4, plus the assumption of the Assumed Liabilities (the “Purchase Price”). The Purchase Price shall be allocated in accordance with Section 3.5. Except as may otherwise be required under Section 6.2(f) with respect to the payment of the HON Shanghai Purchase Price, at the Closing, Purchaser shall deliver the Initial Purchase Price to Honeywell, as agent for the Sellers, by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by Honeywell in writing no later than three (3) days prior to the Closing Date. In the event that the SAFE Special Bank Account has not been obtained as of or prior to the Closing and the HON Shanghai Purchase Price is paid directly to Honeywell at the Closing, within one (1) business day after the date on which Purchaser receives an amount equal to the HON Shanghai Purchase Price from Honeywell, Purchaser shall wire an amount equal to the HON Shanghai Purchase Price to the SAFE Special Bank Account pursuant to the wire transfer instructions therefor provided by Honeywell to Purchaser in writing prior to such payment.

3.2 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Jenner & Block LLP, 353 N. Clark St., Chicago, Illinois, on (i) the first business day that is at least two (2) business days following satisfaction or waiver of all of the conditions to Closing set forth in Article VII (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction or waiver of those conditions)), or (ii) if the date determined under clause (i) would be earlier than December 30, 2010 or thereafter is not the last business day of the month, Purchaser may elect to have the Closing take place on December 30, 2010 (or at Purchaser’s election, on any business day in January 2011) or on the last business day of the month, as applicable, so long as Purchaser agrees to waive the satisfaction of the conditions set forth in Sections 7.2(a) through 7.2(c) to the extent such conditions were actually satisfied as of the date determined under clause (i), or at such other place and time as the parties may mutually agree; provided further, that if, upon the date determined under clause (i) (as further extended by Purchaser under clause (ii)), Honeywell and Purchaser have not agreed upon a mutually acceptable HTT Supply Agreement, the Sellers may elect to defer the Closing up to thirty (30) days, during which time, Honeywell and Purchaser shall continue to negotiate in good faith the terms and conditions of the HTT Supply Agreement in accordance with Section 6.22, so long as Honeywell agrees to waive the satisfaction of the conditions set forth in Sections 7.3(a) through 7.3(c) to the extent such conditions were actually satisfied as of the date determined under clause (i) (or as further extended by Purchaser under clause (ii)). The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. (Eastern time) on the Closing Date.

3.3 Closing Deliveries. At the Closing,

(a) Purchaser shall deliver to Honeywell:

(i) the Initial Purchase Price pursuant to Section 3.1;

(ii) a duly executed counterpart of a bill of sale and assignment and assumption agreement in substantially the form attached hereto as Exhibit B (the “Bill of Sale”);

(iii) a duly executed counterpart of a transition services agreement in substantially the form attached hereto as Exhibit C (the “Transition Services Agreement”);

(iv) duly executed counterparts of instruments of assignment to Purchaser of all patents, patent applications and other Intellectual Property rights included in the Purchased Assets in substantially the form attached hereto as Exhibit D (the “Intellectual Property Assignments”);

(v) a duly executed counterpart of an Intellectual Property license agreement in substantially the form attached hereto as Exhibit E (the “Intellectual Property License Agreement”);

(vi) a duly executed counterpart of the supply agreement in substantially the form attached hereto as Exhibit H (the “Supply Agreement”);

(vii) a duly executed counterpart of a supply agreement between HTT and Purchaser or an Affiliate of Purchaser relating to the supply of certain sensor products (including the items set forth in Section 3.3(a)(vii) of the Disclosure Schedule) to HTT, if mutually agreed to between Honeywell and Purchaser (the “HTT Supply Agreement”);

(viii) a duly executed counterpart of the Sleipnir ASIC Support Agreement in substantially the form attached hereto as Exhibit M (the “Sleipnir ASIC Support Agreement”);

(ix) a duly executed counterparty of the Confidential ASIC Technology Agreement in substantially the form attached hereto as Exhibit N (the “Confidential ASIC Technology Agreement”);

(x) duly executed counterparts of any stock transfer agreements, asset transfer agreements and/or other instruments of conveyance with respect to the transfer of any portion of the Purchased Assets outside the United States (but including Equity Interests in entities organized in jurisdictions outside the United States), in forms reasonably acceptable to Purchaser; it being understood that such agreements and/or other instruments of conveyance are intended solely to formalize such foreign transfers in order to comply with any local Laws pertaining thereto (“Foreign Transfer Agreements”);

(xi) a duly executed counterpart of the lease for the real property located in Freeport, Illinois in substantially the form attached hereto as Exhibit F (the “Freeport Lease”);

(xii) a duly executed counterpart of the Chonan contract manufacturing agreement in substantially the form attached hereto as Exhibit L (the “Chonan Manufacturing Agreement”); and

(xiii) the certificate required to be delivered pursuant to Section 7.3(c).

(b) The Sellers shall deliver to Purchaser:

(i) certificates representing the Equity Interests, which certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers, stock transfer forms or other appropriate instruments of transfer;

(ii) a duly executed counterpart of the Bill of Sale;

(iii) a duly executed counterpart of the Transition Services Agreement;

(iv) duly executed counterparts of the Intellectual Property Assignments;

(v) a duly executed counterpart of the Intellectual Property License Agreement;

(vi) a duly executed counterpart of the Freeport Lease;

(vii) a duly executed counterpart of the Supply Agreement;

(viii) a duly executed counterpart of the HTT Supply Agreement, if mutually agreed to between Honeywell and Purchaser;

(ix) a duly executed counterpart to the Sleipnir ASIC Support Agreement;

(x) a duly executed counterpart to the Confidential ASIC Technology Agreement;

(xi) duly executed Foreign Transfer Agreements;

(xii) a duly executed counterpart of the Chonan Manufacturing Agreement;

(xiii) the certificate required to be delivered pursuant to Section 7.2(c);

(xiv) subject to Section 6.6(a) hereof, all of the minute books, stock ledgers and similar corporate records, and corporate seals of each of the Purchased Entities;

(xv) written resignations, in form and substance reasonably satisfactory to Purchaser, of those officers and directors of the Purchased Entities set forth on Section 3.3 of the Disclosure Schedule;

(xvi) a certification as to Honeywell’s non-foreign status which complies with the provisions of Section 1445(b)(2) of the Code, in substantially the form attached hereto as Exhibit G; and

(xvii) such other instruments of sale, assignment, conveyance and transfer as Purchaser reasonably requests with reasonable advance notice prior to the Closing Date to effectively convey to Purchaser good title, right and interest in and to the Purchased Assets.

3.4 Working Capital.

(a) Within 90 days following the Closing Date, Purchaser shall prepare and deliver to Honeywell (i) a statement (the “Preliminary Working Capital Statement”), setting forth a calculation of the Net Working Capital (the “Preliminary Net Working Capital”) as of the close of business on the day immediately prior to the Closing Date and (ii) a calculation of the amount due and owing and a statement setting forth the responsible party therefor in accordance with Section 3.4(f), in each case, prepared in accordance with the Specified Accounting Policies and GAAP. The “Final Net Working Capital” shall be the Preliminary Net Working Capital shown on the Preliminary Working Capital Statement, as modified pursuant to this Section 3.4. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the calculation of the Final Net Working Capital be affected by any Purchaser purchase accounting adjustments for the transactions taking place on or after the Closing.

(b) Unless Honeywell notifies Purchaser in writing that Honeywell disagrees with any aspect of the Preliminary Working Capital Statement (such notice to include Honeywell’s objections, a reasonable description of the basis therefor and reasonably detailed proposed revisions to said documents), within sixty (60) days after receipt thereof, the Preliminary Working Capital Statement shall be conclusive and binding on the parties and shall be the Final Net Working Capital. If Honeywell so notifies Purchaser in writing within such sixty (60) day period, then Honeywell and Purchaser shall attempt to resolve their differences with respect thereto in good faith within fifteen (15) days after Purchaser’s receipt of Honeywell’s written notice of disagreement. If Honeywell and Purchaser resolve their differences with respect to the Preliminary Working Capital Statement within such fifteen (15) day period, then the Preliminary Working Capital Statement, with such modifications necessary to reflect such agreement of Honeywell and Purchaser, shall be conclusive and binding on the parties and shall be the Final Net Working Capital. Any disputes not resolved by Honeywell and Purchaser within such fifteen (15) day period regarding the Preliminary Working Capital Statement (the “Disputed Amount”) will be resolved by an Independent Accounting Firm jointly retained by Honeywell and Purchaser. The Independent Accounting Firm shall make a determination only on the Disputed Amount as well as such modifications, if any, to the Preliminary Working Capital Statement necessary to reflect such determination, and the same shall be conclusive and binding upon the parties, except as provided by applicable Law. The determination of the Independent Accounting Firm for any item in dispute cannot, however, be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the Preliminary Working Capital Statement, in the case of Purchaser, or in the notice described in the first sentence of this paragraph, in the case of Honeywell. The fees and expenses of the Independent Accounting Firm shall be paid by the parties as follows: Honeywell shall pay a percentage of the fees and expenses of the Independent Accounting Firm equal to: (i) the difference, if any, between Honeywell’s estimated value of the Final Net Working Capital as submitted to the Independent Accounting Firm and the Independent Accounting Firm’s final determination of Final Net Working Capital divided by (ii) the Disputed Amount. Purchaser shall pay the remaining percentage, if any, of the fees and expenses of the Independent Accounting Firm (it being understood that in the event the Final Net Working Capital is equal to the Preliminary Net Working Capital determined by a party (as submitted to arbitration by such party), the other party shall pay all fees and expenses of the Independent Accounting Firm). The Independent Accounting Firm shall be instructed to render its decision in accordance with the terms hereof, including the Specified Accounting Policies.

(c) In connection with Honeywell’s review of the Preliminary Working Capital Statement and preparation of any notice of objection, Honeywell and its representatives shall have reasonable access, during normal business hours and upon reasonable advance written notice, to the books and records, the financial systems and finance personnel and any other information of Purchaser and the Purchased Entities that Honeywell reasonably requests, including all relevant work papers, schedules, memoranda and other documents prepared by Purchaser’s accountants and other advisors (subject to customary indemnification and other agreements that may be requested by Purchaser’s accountants and other advisors) in connection with Purchaser’s preparation of the Preliminary Working Capital Statement, and Purchaser shall, and shall cause its Subsidiaries (including the Purchased Entities), and shall use reasonable efforts to cause its accountants and other advisors, to cooperate reasonably with Honeywell and its representatives in connection therewith.

(d) In connection with Purchaser’s review of any notice of objection, Purchaser and its representatives shall have reasonable access, during normal business hours and upon reasonable advance written notice, to all relevant work papers, schedules, memoranda and other documents prepared by Honeywell or its accountants and other advisors (subject to customary indemnification and other agreements that may be requested by Honeywell’s accountants and other advisors) and to finance personnel of Honeywell and its representatives and any other information which Purchaser reasonably requests, and Honeywell shall, and shall use reasonable efforts to cause its accountants and other advisors to, cooperate reasonably with Purchaser and its representatives in connection therewith.

(e) No later than thirty (30) days after the engagement of the Independent Accounting Firm, as evidenced by its written acceptance by facsimile or otherwise to the parties, each of Honeywell and Purchaser shall submit a brief to the Independent Accounting Firm (with a copy to the other party) setting forth its respective positions regarding the issues in dispute. No later than thirty (30) days after submission of the initial brief, each of Honeywell and Purchaser shall submit a reply brief (with a copy to the other party). The Independent Accounting Firm shall render its decision resolving the dispute within thirty (30) days after submission of the last reply brief. If additional briefing, a hearing, or other information is required by the Independent Accounting Firm, the Independent Accounting Firm shall give notice thereof to the parties as soon as practicable before the expiration of such thirty (30) day period, and the parties shall promptly respond with a view to minimizing any delay in the decision date.

(f) In accordance with the procedure described above in this Section 3.4, the Initial Purchase Price shall be (i) increased on a dollar for dollar basis by the amount by which the Final Net Working Capital is greater than the Targeted Net Working Capital, or (ii) decreased on a dollar for dollar basis by the amount by which the Final Net Working Capital is less than the Targeted Net Working Capital.

(g) Honeywell or Purchaser, as the case may be, shall deposit the amounts, if any, owed by it, as the case may be, under subsection (f) above, together with interest thereon from the Closing Date to the date of payment at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by JPMorgan Chase & Co., from time to time during such period, in immediately available funds, to a bank account designated by the other party no later than five (5) business days after the Final Net Working Capital has been agreed to or deemed to be agreed to by, or has been delivered by the Independent Accounting Firm.

(h) For the avoidance of doubt, notwithstanding anything herein to the contrary, the parties agree that any matter specifically resolved and reflected as part of the Final Net Working Capital under this Section 3.4 shall not also be recoverable as a Loss pursuant to Article VIII or Article X solely to the extent that the amount of such Loss is reflected as a current liability in the Final Net Working Capital and actually resulted in an adjustment to the Purchase Price pursuant to Section 3.4(f).

3.5 Purchase Price Allocation.

(a) The Purchase Price allocated to the Equity Interests in each of the Purchased Entities and to the Purchased Assets (net of Assumed Liabilities) of each Asset Seller shall be in accordance with the Purchase Price Allocation Schedule attached hereto as Exhibit A-1, subject to adjustment pursuant to Section 3.4, and no party shall take a position inconsistent with such allocation on any Tax Return (unless otherwise required by a final, nonappealable determination of a court of competent jurisdiction or a binding closing agreement entered into with a Taxing Authority). The parties shall promptly inform one another in writing of any challenge by any Taxing Authority to any Purchase Price allocation made pursuant to this Agreement and agree to consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge. Within thirty (30) days following (i) the determination of any excess or deficit in accordance with Section 3.4(f), (ii) an indemnification payment pursuant to Section 8.4 or (iii) an indemnification payment pursuant to Article X, in each case, the Sellers and Purchaser shall revise the purchase price allocation to reflect such excess, deficit or payment in accordance with the nature of each relevant excess, deficit or payment (or if the nature of each relevant excess, deficit or payment cannot be reasonably determined, consistent with the proportional allocation of value described in Exhibit A-1).

(b) The portion of the Purchase Price allocated to the Purchased Assets (net of Assumed Liabilities) of Honeywell as set forth on Exhibit A-1 plus those Assumed Liabilities of Honeywell that constitute Liabilities for federal income tax purposes (the “Gross US Purchase Price”) shall be allocated among the Purchased Assets of Honeywell in the manner required by Section 1060 of the Code as shown on an allocation schedule to be prepared by Purchaser as soon as practicable after the Closing Date. The template of the allocation schedule is attached hereto as Exhibit A-2. Purchaser shall provide Honeywell with such allocation schedule and Purchaser shall make such revisions or changes to such schedule as shall be reasonably requested by Honeywell and approved by Purchaser, each acting in good faith. In the event Purchaser and Honeywell are unable to agree on the allocation of the Gross US Purchase Price in such manner, then each (acting reasonably and in good faith) shall be free to do its own allocation of the Gross US Purchase Price. In the event Purchaser and Honeywell do agree on the allocation of the Gross US Purchase Price, then such allocation shall be binding on them for federal, state, local and other Tax reporting purposes, including filings on Internal Revenue Service Form 8594, and neither of them will assert or maintain a position inconsistent with such allocation.

(c) The portion of the Purchase Price allocated on Exhibit A-1 to the Purchased Assets (net of Assumed Liabilities) of each of HON Korea and HON Czech plus the Assumed Liabilities of each of HON Korea and HON Czech (in each case, the “Gross Foreign Purchase Price”) shall be allocated among the Purchased Assets of each of HON Korea and HON Czech as shown on an allocation schedule to be prepared by Purchaser as soon as practicable after the Closing Date. The template of the allocation schedule is attached hereto as Exhibit A-3. Purchaser shall provide the Sellers with such allocation schedule and Purchaser shall make such revisions or changes to such schedule as shall be reasonably requested by the Sellers and approved by Purchaser, each acting in good faith. In the event Purchaser and any of the Sellers are unable to agree on the allocation of the Gross Foreign Purchase Price in such manner, then each (acting reasonably and in good faith) shall be free to do its own allocation of the Gross Foreign Purchase Price. In the event Purchaser and the Sellers do agree on the allocation of the Gross Foreign Purchase Price, then such allocation shall be binding on them for all Tax reporting purposes, and none of them will assert or maintain a position inconsistent with such allocation.

3.6 Withholding. Notwithstanding any other provision in this Agreement, Purchaser (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) shall be entitled to deduct and withhold from the payments to be made pursuant to this Agreement any Taxes required to be deducted and withheld with respect to the making of such payments under the Code, the Treasury Regulations issued thereunder, or any other applicable provision of Law. To the extent that amounts are so withheld and deducted pursuant to this Section 3.6, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. If Purchaser intends to withhold pursuant to this Section 3.6, it shall provide notice to Honeywell at least five (5) days prior to Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, hereby represent and warrant to Purchaser that, as of the date hereof and as of the Closing Date (except in each case to the extent any representation or warranty speaks expressly as of an earlier date), except as set forth on the disclosure schedule delivered by Honeywell to Purchaser concurrently herewith (the “Disclosure Schedule”) (it being understood that (x) any matter set forth in the Disclosure Schedule shall be deemed disclosed with respect to all sections of this Article IV to which such matter relates so long as the description of such matter in the Disclosure Schedule makes its relevance to such other sections reasonably apparent, whether or not a specific cross reference appears and (y) any action to the extent described in Section 6.1 of the Disclosure Schedule shall be deemed disclosed as an exception to all representations and warranties made as of the Closing Date):

4.1 Corporate Status. Each of the Sellers and Purchased Entities is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such concept of good standing is recognized under such laws of incorporation) and each (a) has all requisite power and authority to carry on the Business as it is now being conducted, and (b) is duly qualified or otherwise authorized to do business and is in good standing (to the extent such concept of good standing is recognized under such laws of incorporation) in each of the jurisdictions in which the ownership, operation or leasing of the Purchased Assets or the properties or assets of the Purchased Entities (other than Excluded Assets) and the conduct of the Business requires it to be so qualified or otherwise authorized, except where the failure to be so qualified or otherwise authorized would not result in a material Loss to the Business taken as a whole. Honeywell has Made Available to Purchaser a true and correct copy of the certificate of incorporation, articles of association, by-laws, regulations or other organizational or governing documents of each of the Purchased Entities, each as in effect on the date hereof, together with all amendments thereto.

4.2 Authority. Each of the Sellers has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and under the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Sellers of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other entity action (including any stockholder or board approvals) on the part of the applicable Seller, and no other corporate or other entity proceedings on the part of the Sellers are necessary to authorize the execution, delivery and performance by any Seller of this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon execution, the Ancillary Agreements will be duly executed and delivered by each Seller that is a party thereto, and, assuming due authorization and delivery by Purchaser, this Agreement constitutes, and upon execution the Ancillary Agreements will constitute, valid and binding obligations of each Seller that is a party thereto enforceable against each such Seller in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflict; Government Authorizations.

(a) Except as set forth in Section 4.3(a) of the Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (except for Permitted Encumbrances) upon any of the Purchased Assets or properties or assets of the Purchased Entities under, any provision of (i) the certificate of incorporation, articles of association, joint venture contract or agreement, by-laws or other organizational or governing documents of any Seller or any Purchased Entity, (ii) any Material Contract, or any Contract (other than a Purchased Contract) that relates to any Seller’s ownership of or ability to transfer any Purchased Assets, or (iii) any Permit, Governmental Order or, subject to the matters described in clauses (i) and (ii) of Section 4.3(b), Law applicable to the Purchased Assets, the Purchased Entities or the property or assets of the Purchased Entities, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, rights or Encumbrances that would not interfere in any material respect with the conduct of the Business as presently conducted by the Sellers and the Purchased Entities or result in any material (A) fine, (B) penalty or (C) other Loss to the Business or the Purchased Entities.

(b) Except as set forth in Section 4.3(b) of the Disclosure Schedule, no material consent, authorization, approval, or exemption of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by any Seller or Purchased Entity in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (ii) to the extent applicable, compliance with and filings under similar Laws of foreign jurisdictions other than the United States.

4.4 Capitalization.

(a) Section 4.4(a) of the Disclosure Schedule sets forth a true and complete list of the authorized and outstanding capital stock, name, jurisdiction of organization, and record owner of the Equity Interests of each Purchased Entity. All of the outstanding Equity Interests are duly authorized, validly issued, fully paid and nonassessable and free and clear of any and all Encumbrances. The Equity Interests constitute all of the issued and outstanding equity interests of HON Czech Controls and all of the issued and outstanding equity interests of HON Shanghai owned by the Sellers which equals ninety (90%) of all such equity interests of HON Shanghai. None of the Equity Interests were issued in violation of any shareholder preemptive or similar rights or of any applicable federal, state, foreign or transnational securities laws.

(b) There are no existing options, warrants, calls, rights, subscriptions, arrangements, claims, commitments (contingent or otherwise) or other agreements of any character to which any of the Purchased Entities is a party, or is otherwise subject, requiring, and there are no securities of any of the Purchased Entities outstanding which, upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other securities of any of the Purchased Entities convertible into, exchangeable for or evidencing the right to subscribe for or purchase capital stock or any other securities of any of the Purchased Entities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Purchased Entities. None of the Sellers or the Purchased Entities is a party, or is otherwise subject, to any voting trust or other voting agreement with respect to the Equity Interests or to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition or the registration of the Equity Interests.

(c) There are no Subsidiaries, joint ventures or other Persons in which the Purchased Entities own, of record or beneficially, any direct or indirect equity or other similar interest or any right (contingent or otherwise) to acquire any direct or indirect equity or other similar interest.

(d) Solely for purposes of the conditions set forth in section 5.9 of the HON Shanghai joint venture contract, dated as of March 16, 2005, between Shanghai Creation Electronics Co., Ltd. and HON China (the “Joint Venture Agreement”) and as set forth in section 3.9(b) of the Articles of Association referenced in the Joint Venture Agreement, the Purchased Assets constitute substantially all of the assets of the “Automotive-On-Board business” (as referenced in the Joint Venture Agreement).

4.5 Financial Statements.

(a) Attached to Section 4.5(a) of the Disclosure Schedule are copies of the unaudited historical pro forma balance sheets of the Business as of December 31, 2008, December 31, 2009 and May 29, 2010 (the “Balance Sheets”) and the unaudited pro forma statements of income of the Business for June 30, 2010 and the fiscal years ended December 31, 2009 and December 31, 2008 (collectively with the Balance Sheets, the “Financial Statements”).

(b) The Financial Statements were derived from the books and records of the Sellers and the Purchased Entities, and present fairly, in all material respects, the financial position and operating results of the Business as of the dates thereof and for the periods covered thereby, in accordance with the Specified Accounting Policies, consistently applied, subject to year-end adjustments (none of which are or will be inconsistent with past practice nor, individually or in the aggregate, material) and the absence of footnotes and other presentation items.

4.6 Absence of Certain Changes; Undisclosed Liabilities.

(a) Except as expressly required by this Agreement or as set forth in Section 4.6(a) of the Disclosure Schedule, since December 31, 2009, the Sellers have, including through the Purchased Entities, operated the Business in the ordinary course of business consistent with past practice in all material respects, and the Purchased Entities have not, and none of the Sellers in connection with the Business have, taken any of the following actions:

(i) adopted any change in the respective certificates of incorporation, articles of association or bylaws or other similar organization or governing documents of the Purchased Entities;

(ii) adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Purchased Entities;

(iii) (A) issued, sold, transferred, pledged, disposed of or encumbered any shares of capital stock of the Purchased Entities or any securities or rights convertible, exchangeable or exercisable into any shares of capital stock of the Purchased Entities, (B) split, combined, subdivided or reclassified any shares of capital stock of the Purchased Entities, (C) granted any options, warrants, or other rights to purchase or obtain any equity securities or any shares of capital stock of the Purchased Entities, (D) declared, set aside or paid any dividend or other distribution other than in each case for cash, or (E) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock of the Purchased Entities;

(iv) entered into any Material Contract or materially amended or modified or terminated any Material Contract;

(v) entered into or consummated any transaction involving the acquisition of the business or stock (or, to the extent constituting a going-concern business, assets or other properties) of any other Person (other than purchases of inventory and, subject clause (vi) below, capital equipment in the ordinary course of business consistent with past practice);

(vi) made any capital expenditure materially in excess of the capital expenditure budget Made Available to Purchaser prior to the date of this Agreement;

(vii) sold, transferred, leased, licensed, or otherwise disposed of material assets or properties of the Purchased Entities or assets or properties that would otherwise constitute Purchased Assets, other than as expressly required pursuant to existing Material Contracts and sales of inventory in the ordinary course of business consistent with past practice;

(viii) sold, assigned, transferred, leased, licensed or encumbered any material Intellectual Property, or disclosed any material trade secret, or abandoned any material Intellectual Property, in each case, other than pursuant to sales of inventory in the ordinary course of business consistent with past practice;

(ix) mortgaged or pledged any of the material Purchased Assets or any of the material assets or properties of the Purchased Entities, tangible or intangible, or created or suffered to exist any Encumbrance thereon (other than Permitted Encumbrances);

(x) (A) made or rescinded any material tax election with respect to any of the Purchased Entities, (B) changed any of the material methods of reporting income or deductions for Tax purposes of any of the Purchased Entities, (C) compromised any Tax Liability of any of the Purchased Entities that is material to the Purchased Entities or (D) issued a waiver to extend the period of limitations for the payment or assessment of any Tax;

(xi) changed any of the accounting principles or practices used by the Purchased Entities;

(xii) entered into any new lease or sublease of real property or amended or terminated or waived any rights under any lease or sublease with respect to any Leased Real Property;

(xiii) settled, conciliated or compromised any material claims, actions, suits, investigations or proceedings involving more than $100,000;

(xiv) implemented any layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, (the “WARN Act”) or any similar foreign, transnational, state or local Law;

(xv) had physical damage, destruction, theft or casualty loss affecting any of the assets of the Business or the Purchased Entities in an amount exceeding $50,000 per incident, whether or not covered by insurance;

(xvi) terminated or closed any facility, other than periodic shutdowns in the ordinary course of business;

(xvii) entered into any new benefit or compensation plan, program, agreement or arrangement or terminated any Company Plan or increased the benefits under any Company Plan or amended or modified any Company Plan where such amendment or modification has a material cost impact on the Business taken as a whole, or granted or made a legally binding promise for any material increase in compensation or benefits to any director, officer, or Employee, or any material bonus, severance, incentive, or profit sharing payments, in each case, except as required under existing agreements or arrangements that have been Made Available to Purchaser prior to the date of this Agreement or by applicable Law; provided, however, that nothing in this Agreement shall prevent the Sellers or the Purchased Entities from entering into statutory employment agreements with new employees outside the United States, to the extent required by applicable Laws, in the ordinary course of business;

(xviii) (A) other than in the ordinary course of business, incurred or guaranteed any Indebtedness or issued any note, bond, or other debt security, (B) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (C) made loans, advances or capital contributions to or investments in any other Person (other than advances to employees in the ordinary course of business) or (D) mortgaged or pledged any of its material assets, tangible or intangible, or created or suffered to exist any Encumbrance thereon (other than Permitted Encumbrances), it being understood that this Section 4.6(a)(xviii) shall be limited to actions of the Purchased Entities; or

(xix) entered into an agreement or commitment to do any of the foregoing.

(b) Since March 31, 2010, there has not been a Business Material Adverse Effect.

(c) Other than (i) as and to the extent reflected or reserved for on the Most Recent Balance Sheet, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since May 29, 2010, none of which is a Liability for a breach of contract, breach of warranty, tort, infringement, claim or lawsuit, (iii) Excluded Liabilities, and (iv) Liabilities disclosed in the Disclosure Schedule or of the Business to perform its obligations under this Agreement or any Ancillary Agreement, and (v) Liabilities under Contracts (other than Liabilities arising out of any default by the Sellers or the Purchased Entities thereunder), as of the Closing Date the Business will not have any Liabilities arising out of any event, condition, or state of facts on or prior to the Closing Date that would be Assumed Liabilities and that individually or together with all Liabilities arising out of the same facts and circumstances exceed $1,500,000.

4.7 Taxes.

(a) Each of the Sellers and the Purchased Entities has (i) duly and timely filed (or there have been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Taxing Authority with respect to the Purchased Entities, the Purchased Assets, and the Business, and (ii) paid all Taxes shown as due on such Tax Returns when payable. To the Knowledge of the Sellers, all such Tax Returns are true and correct in all material respects, and were prepared in substantial compliance with all applicable Laws and regulations. To the Knowledge of the Sellers, since January 1, 2007, no claim has been made by a Taxing Authority in a jurisdiction where a Seller or a Purchased Entity does not file Tax Returns that any such entity is or may be subject to taxation by that jurisdiction with respect to the Business, the Purchased Entities, or the Purchased Assets. Neither the Seller (specifically with respect to the Business or the Purchased Assets) nor the Purchased Entities is currently the beneficiary of any extension of time within which to file any Tax Return.

(b) To the Knowledge of the Sellers, there are no material Encumbrances for Taxes upon the Purchased Assets or any personal property or assets of the Purchased Entities, except for Permitted Encumbrances or Encumbrances for which adequate reserves have been provided in the Financial Statements.

(c) Except as set forth in Section 4.7(c) of the Disclosure Schedule, to the Knowledge of the Sellers, there is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any material amount of Taxes pending or in progress or threatened with respect to any Taxes of the Sellers (specifically with respect to the Business or the Purchased Assets) or of the Purchased Entities.

(d) To the Knowledge of the Sellers, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or material income Tax deficiencies against the Sellers (specifically with respect to the Business or the Purchased Assets) or the Purchased Entities.

(e) To the Knowledge of the Sellers, the Sellers (specifically with respect to the Business or the Purchased Assets) and the Purchased Entities are in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local, and non-US Tax Laws.

(f) To the Knowledge of the Sellers, no Seller (specifically with respect to the Business or the Purchased Assets) or Purchased Entity is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

(g) To the Knowledge of the Sellers, no Seller (specifically with respect to the Business or the Purchased Assets) or Purchased Entity has engaged in a transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(h) Except as set forth in Section 4.7(h) of the Disclosure Schedule, to the Knowledge of the Sellers, since January 1, 2007, there are no Liabilities for Taxes of any Person (other than for the Purchased Entities) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor, by contract, or otherwise with respect to the Purchased Entities, the Purchased Assets, or the Business.

(i) No Purchased Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreements” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) a prepaid amount received on or prior to the Closing Date not in the ordinary course of business, or (v) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) or (vi) election pursuant to Code Section 108(i) made effective on or prior to the Closing Date.

(j) To the Knowledge of the Sellers, no Purchased Entity has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) Section 4.7(k) of the Disclosure Schedule correctly sets forth each entity classification election that has been made pursuant to Section 301.7701-3 of the U.S. Treasury Regulations with respect to the Purchased Entities, and with respect to each such election, the effective date thereof and the classification elections pursuant thereto.

(l) Each Purchased Entity has complied with all statutory provisions, rules, regulations, orders and directions in respect of any value added or similar tax on consumption, has promptly submitted accurate returns, maintains full and accurate records, and is not a member of a group or consolidation with any other company for the purposes of VAT.

(m) None of the Purchased Entities is currently a “passive foreign investment company” as that term is defined in Code Section 1297(a).

(n) No withholding is required under Code Section 1445 in respect of the consideration payable under this Agreement.

4.8 Intellectual Property.

(a) Section 4.8(a) of the Disclosure Schedule sets forth a true and complete list (in all material respects) of all registrations, patents and applications of the foregoing for Acquired Intellectual Property. Except as set forth in Section 4.8(a) of the Disclosure Schedule or otherwise excluded by Section 2.3(h), the Sellers do not own (with respect to the Business) any material unregistered trademarks or material Software.

(b) The Sellers or the Purchased Entities solely own or have the right to use pursuant to license, sublicense, agreement or permission listed in Section 4.13(a)(x) of the Disclosure Schedule, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the Intellectual Property listed on Section 4.8(a) of the Disclosure Schedule. Honeywell has the right to grant the rights with respect to the Intellectual Property set forth in Article 2 of the Intellectual Property License Agreement.

(c) All of the Intellectual Property listed on Section 4.8(a) of the Disclosure Schedule is valid and subsisting. Since January 1, 2008, neither the Sellers nor the Purchased Entities have received any claim threatened in writing that challenges the validity or enforceability of their ownership or right to use any Intellectual Property listed on Section 4.8(a) of the Disclosure Schedule, and to the Knowledge of the Sellers, no such claim has been made since January 1, 2008.

(d) The operation of the Business as presently conducted by the Sellers and the Purchased Entities does not infringe or misappropriate, and the operation of the Business has not at any time since January 1, 2008 infringed or misappropriated, in either case in any material respect, the Intellectual Property of any third Person; it being understood that if any instance of such an infringement or misappropriation occurred or existed at any time on or after January 1, 2008, then for purposes of determining the extent of any Losses related to a breach of this provision, the calculation of such Losses for purposes of Article X shall be based on all instances of such infringement or misappropriation without giving effect to such January 1, 2008 time qualifier. Since January 1, 2008, neither the Sellers nor the Purchased Entities have received any claim threatened in writing alleging such infringement or misappropriation with respect to the Business (including any offers to license any patents from any third Person), and, to the Knowledge of the Sellers, no such claim has been made since January 1, 2008.

(e) To the Knowledge of the Sellers, no third Person is currently infringing or misappropriating in any material respect the Intellectual Property listed on Section 4.8(a) of the Disclosure Schedule.

(f) The Sellers and the Purchased Entities have taken commercially reasonable efforts to protect the confidentiality of the trade secrets of the Business.

(g) Since January 1, 2008, all employees, consultants, or contractors who have been engaged to create or develop Intellectual Property for the Business, which Intellectual Property is material to the conduct of the Business as currently conducted, have executed and delivered to the Sellers or the Purchased Entities a valid and enforceable agreement: (i) providing for the non-disclosure by such current or former employee, consultant, or contractor of any confidential information of the Sellers (with respect to the Business) or the Purchased Entities; and (ii) providing for the assignment or a license by such current or former employee, consultant, or contractor to the Sellers or the Purchased Entities of any such Intellectual Property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Sellers or the Purchased Entities.

(h) For purposes of this Agreement, “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto reduced to practice prior to the Closing Date, (ii) all patents, patent applications, and patent disclosures therefor, and all divisionals, reissues, revisions, re-examinations, extensions, continuations and continuations-in-part thereof (“Patents”), in each case filed or claiming prior to an application filed, prior the Closing Date (iii) all trademarks, trade dress, service marks, trade names, domain names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith, (iv) all copyrights, whether registered or unregistered, and pending applications to register the same, (v) all know-how and trade secrets, and (vi) computer software embodied in any sensor product or used in the design, test, and manufacture of any sensor product, in each case in both object code and source code form, including programmable logic and human readable or any intermediate hardware logic description language (including HDL and VHDL) that are used to program or configure a device such as an FPGA, a CPLD, or an ASIC (“Software”).

(i) Immediately subsequent to the Closing, the Acquired Intellectual Property will be owned by or available for use by Purchaser on terms and conditions identical to those under which the Sellers and the Purchased Entities owned or used the Acquired Intellectual Property immediately prior to the Closing, subject to the non-exclusive license to Honeywell provided for in the Intellectual Property License Agreement.

(j) Except for Sleipnir Intellectual Property, the Sellers and the Purchased Entities are in possession of the source code and object code for all Software that is used in, or incorporated into, the products sold or licensed by the Sellers or any of the Purchased Entities and all materials related thereto, including without limitation, build tools, compilers, scripts, libraries, installation and user documentation, engineering specifications, flow charts, and know-how reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as currently used in, or currently under development for, the Business.

4.9 Legal Proceedings. Except as set forth in Section 4.9 of the Disclosure Schedule, there are no material claims, charges, arbitrations, formal grievances, complaints, actions, suits, investigations or proceedings by or before any Governmental Authority (each, an “Action”) pending by or against or, to the Knowledge of the Sellers, threatened by or against, any Seller relating to the Business, any of the Purchased Entities, any properties or assets of the Purchased Entities, or the Purchased Assets. None of the Purchased Assets or Purchased Entities are subject to any material Governmental Order, and to the Knowledge of the Sellers, there are no such Governmental Orders threatened to be imposed. To the Knowledge of the Sellers, there are no formal or informal material governmental inquiries or investigations or internal investigations or whistle blower complaints pending or threatened relating to, affecting or involving the Business. This representation and warranty does not apply to environmental matters, which are the subject of Section 4.11, or Intellectual Property matters, which are the subject of Section 4.8.

4.10 Compliance with Laws; Permits.

(a) Since January 1, 2008, the conduct of the Business and the operation of the Purchased Assets by the Sellers and the Purchased Entities have been and are in compliance with all applicable Laws except where the failure to be in compliance would not interfere in any material respect with the conduct of the Business as presently conducted by the Sellers and the Purchased Entities. Since January 1, 2008, no Seller or Purchased Entity has received any notice or other communication in writing from any Governmental Authority or any other Person regarding any alleged failure to comply with any Law, except where the failure to comply would not interfere in any material respect with the conduct of the Business as presently conducted by the Sellers and the Purchased Entities or result in a material (i) fine, (ii) penalty, or (iii) other Loss to the Business (which is an Assumed Liability) or to the Purchased Entities.

(b) The Sellers and the Purchased Entities have obtained all Permits that are necessary to the conduct in all material respects of the Business as presently being conducted. All material Permits are in full force and effect and will not be subject to termination or otherwise impaired solely as a result of the sale of the Equity Interests by the Sellers pursuant to this Agreement. To the Knowledge of the Sellers, no Seller or Purchased Entity is in material violation or material default of such Permits, and no Seller or Purchased Entity has received any written notification from any Governmental Authority threatening to revoke any material Permit.

(c) Notwithstanding the foregoing, the representations and warranties contained in this Section 4.10 do not apply to Taxes, Intellectual Property, Environmental Laws, and employee matters and Company Plans, all representations and warranties related thereto being covered in their entirety and exclusively under Sections 4.7, 4.8, 4.11, 4.12 and 4.18, respectively.

4.11 Environmental Matters. Except as set forth in Section 4.11 of the Disclosure Schedule:

(a) With respect to the Leased Real Property and otherwise with respect to the Business, the Sellers and the Purchased Entities have at all times within the past five years complied, and are in compliance, with applicable Environmental Laws, in either case, in all material respects;

(b) without limiting the generality of the foregoing, the Sellers and the Purchased Entities have obtained, and have at all times within the past five years complied, and are in compliance, in either case, in all material respects, with, all material Permits that are required pursuant to Environmental Laws for the occupation of the Leased Real Property and the operation of the Business;

(c) there are no material Environmental Claims pending or, to the Knowledge of the Sellers, threatened against any Seller or Purchased Entity;

(d) there is no condition on any Leased Real Property, any currently owned property or facility used in connection with the Business (together with the Leased Real Property, the “Property”), formerly owned or operated property or facility, for which any Seller or Purchased Entity has any obligation to undertake any investigation, cleanup or remedial action pursuant to Environmental Laws. There are no Materials of Environmental Concern present on, in, under or migrating from any Property, or any formerly owned or operated property or facility (with respect to the Business), and no disposal, arrangement for disposal, generation, Release, discharge, spill, storage, transportation, handling or treatment of, or exposure of any Person to, Materials of Environmental Concern has occurred on, in or under the Property, or any formerly owned or operated property or facility (with respect to the Business), or elsewhere by or on behalf of any Purchased Entity (or any Seller with respect to the Business), so as to give rise to any material current or future Liabilities under any Environmental Law;

(e) none of the Sellers (with respect to the Business) or the Purchased Entities is subject to any material Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws;

(f) Honeywell has Made Available to Purchaser all environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of the Purchased Entities, their respective Affiliates or predecessors or the Business (including the Property) that are in its possession or under its reasonable control (the “Environmental Reports”); and

(g) for purposes of this Agreement, (i) “Environmental Claims” means any claim, cause of action, suit, investigation, proceeding, or notice by any Person or entity (including any Governmental Order) alleging potential Liability arising out of, based on or resulting from (A) the presence, or Release into the environment, of any Material of Environmental Concern at any location, or (B) circumstances forming the basis of any violation, or alleged violation of, or any Liability or potential Liability under, any Environmental Law, (ii) “Environmental Laws” means all federal, interstate, state, national, provincial, municipal, local and foreign Laws and all Governmental Orders and all common law, in each case, in effect on or prior to the Closing Date relating to pollution or protection of human health, safety, or the environment, including Laws relating to emissions, discharges, Releases or threatened Releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure of Persons to, Materials of Environmental Concern, and (iii) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances and materials, radioactive materials, asbestos, petroleum and petroleum products.

4.12 Employee Matters and Benefit Plans.

(a) Each employment, deferred compensation, pension, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, profit-sharing or retirement plan, arrangement or agreement, each medical, vacation, retiree medical, severance pay plan, and each other agreement (including any severance, change in control or similar agreement) or fringe or other material benefit or compensation plan, program, agreement or arrangement, (x) in each case that is sponsored or maintained by a Seller in connection with the

Business or any Purchased Entity, that affects or covers any current or former employee, officer, director, contractor or agent of the applicable Seller in connection with the Business or any Purchased Entity and under which the applicable Seller or Purchased Entity has any Liability in connection with the Business or (y) with respect to which the applicable Seller contributes with respect to the Business or any Purchased Entity has any Liability (including, “employee benefit plans” within the meaning of Sections 3(1), 3(2) and 3(3) of ERISA) (each a “Company Plan” and collectively, the “Company Plans”) has been listed on Section 4.12(a) of the Disclosure Schedule. True and complete copies of the following have been Made Available to Purchaser by Honeywell: (i) the most recent copy of the Company Plans, including any trust instruments and all amendments thereto, (ii) the most recent annual reports filed on Form 5500, including all required schedules for each Company Plan required to file an annual report, (iii) the most recent determination letter issued by the Internal Revenue Service for each Company Plan that is intended to be “qualified” under Section 401(a) of the Code, (iv) the most recent summary plan description and any summary of material modifications, as required, for each Company Plan, (v) the most recent actuarial reports, if any, relating to each Company Plan, and (vi) the most recent actuarial valuation, study or estimate of any Company Plan that is a retiree medical and life insurance benefits plan or supplemental retirement benefits plan.

(b) Each Company Plan that is intended to qualify under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under Section 501(a) of the Code and nothing has occurred that would adversely affect such qualification or exempt status. Except as set forth in Section 4.12(b) of the Disclosure Schedule, and except as would not give rise to a Liability of the Business that would be an Assumed Liability or a Liability of a Purchased Entity, with respect to each Company Plan: (i) such Company Plan has been maintained, funded and administered in all material respects in accordance with its terms and applicable Law, including (if applicable) ERISA and the Code; (ii) except for routine claims for benefits, no disputes are pending or, to the Knowledge of the Sellers, threatened; (iii) neither the Sellers or the Purchased Entities nor any trustee nor any fiduciary of a Company Plan that is subject to ERISA or the Code has engaged in any prohibited transaction within the meaning of Sections 406 or 407 of ERISA or Section 4975 of the Code or any breach of fiduciary duty with respect to any such Company Plan; (iv) all contributions, distributions and premium payments required under ERISA and the Code to be made with respect to any Company Plan as of the Closing Date have been made or shall have been made or are accrued on the Final Net Working Capital in full; (v) no Company Plan that is subject to ERISA or the Code is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code; and (vi) there are no Actions pending before the Internal Revenue Service, Department of Labor or other Governmental Authority with respect to any Company Plan, nor to the Knowledge of the Sellers is any such Action threatened. Each contract, arrangement, or plan with respect to the Purchased Entities, the Purchased Assets, and the Business that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects. None of the Purchased Entities has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(c) Except as set forth in Section 4.12(c) of the Disclosure Schedule, no Company Plan is a “defined benefit plan” subject to Title IV of ERISA or Section 412 of the Code. The Sellers have no Liability that could otherwise become a Liability of Purchaser or any of its Affiliates, and the Purchased Entities have no Liability: (i) under or with respect to (A) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Code Section 412, (B) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (C) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (D) any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (ii) on account of being at any time considered a single employer under Section 414 of the Code with any Person other than the Sellers and the Purchased Entities.

(d) Except as set forth in Section 4.12(d) of the Disclosure Schedule, none of the Sellers (solely with respect to the Business) or the Purchased Entities have any Liability for retiree or post-termination health or life or other welfare type benefits under any Company Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(e) Except as set forth in Section 4.12(e) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement by the Sellers will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director, contractor or agent of the Business or the Purchased Entities to severance pay, unemployment compensation or any other payment, in each case, under any Company Plan, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, through a grantor trust or otherwise, or increase the amount of, compensation or benefits due any such current or former employee, officer, director, contractor or agent or trigger any other obligation pursuant to, any of the Company Plans, (iii) result in any breach or violation of, or a default under, any of the Company Plans, or (iv) in respect of any Company Plan that is subject to the Code, result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(f) The Sellers and the Purchased Entities have, for purposes of each Company Plan, correctly classified those individuals performing services for the Business as listed in Section 6.10 of the Disclosure Schedule as common law employees, leased employees, independent contractors or agents, as and where applicable.

(g) Except as required by applicable Law or as set forth in Section 4.12(g) of the Disclosure Schedule, no benefit or compensation plan, program, agreement or arrangement is maintained outside the jurisdiction of the United States, or covers any individual residing or working outside the United States (each a “Foreign Plan”). Each Foreign Plan complies with applicable Laws in all material respects. All contributions, distributions and premium payments required to be made with respect to each Foreign Plan have been timely made or properly accrued. No Liability in connection with the termination of, or withdrawal from, any Foreign Plan has been incurred or will be incurred as a result of the transactions contemplated by this Agreement. No Foreign Plan has any unfunded Liabilities that have not been properly accrued. No benefits payable under any Foreign Plan will be increased as a result of the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event.

4.13 Material Contracts.

(a) Except as set forth in Section 4.13(a) of the Disclosure Schedule or specifically approved by Purchaser under Section 6.1, no Seller (in connection with the Business) and no Purchased Entity is a party to or bound by any: (i) Contract that would be required to be filed by Honeywell as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the Securities and Exchange Commission (including Contracts relating to compensation of executive officers); (ii) Contract containing covenants not to compete in any line of business, industry or geographical area restricting the Business; (iii) Contract which creates a partnership or joint venture or similar arrangement between any Seller or Purchased Entity and another Person or any options, rights (preemptive or otherwise), warrants, calls, convertible securities or commitments or any other agreements or arrangements with respect to any equity securities of the Purchased Entities; (iv) indenture, letters of credit, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness or any Encumbrance (other than a Permitted Encumbrance) on any assets of the Purchased Entities in an amount exceeding $100,000; (v) Contract for the sale of any material Purchased Assets or material assets of the Purchased Entities, including any real property, after the date hereof (other than inventory in the ordinary course of business consistent with past practice); (vi) collective bargaining agreement, employee association agreement or other agreement with any labor union, employee representative group, works council or similar collection of employees; (vii) consulting agreement, management agreement, advisory agreement, employment agreement, severance agreement, retention agreement or change-of-control agreement, in each case providing for payments in excess of $100,000 in any fiscal year; (viii) Contract between any Seller or Purchased Entity, on the one hand, and any of Honeywell or its Affiliates or Subsidiaries or any of its or their officers or directors or entities in which they have a controlling interest (other than Contracts solely between the Purchased Entities or between any Purchased Entity and its Subsidiaries), on the other hand (other than ordinary course trade payables and trade receivables negotiated on an arms’ length basis); (ix) Contract under which any Seller or Purchased Entity has made payments in excess of $250,000 in the last fiscal year or anticipates making payments in excess of $250,000 in the current fiscal year or of more than $500,000 over the life of the Contract (other than purchase orders or invoices entered into in the ordinary course of business consistent with past practice); (x) Contract containing any material license of, or any option to assign or purchase, any material Intellectual Property (excluding, however, licenses of commercially available Software); (xi) Contract under which any Seller or Purchased Entity received payments in excess of $250,000 in the last fiscal year or anticipates receiving payments in excess of $250,000 in the current fiscal year or of more than $500,000 over the life of the Contract (other than sales orders or invoices entered into in the ordinary course of business consistent with past practice); (xii) Contract involving any Key Customers or Key Suppliers, other than purchase orders and sales orders in the ordinary course of business; (xiii) lease, sublease, or license of any Leased Real Property, material personal property or other material tangible assets; or (xiv) Contract involving the acquisition of the business or stock (or, to the extent constituting a going-concern business, assets or other properties) of any other Person since December 31, 2007. Each such contract described in clauses (i)-(xiv) is referred to herein as a “Material Contract.”

(b) Except as set forth in Section 4.13(b) of the Disclosure Schedule (i) no Seller or Purchased Entity is (and, to the Knowledge of the Sellers, no other party is) in material breach of or default under any Material Contract, (ii) no Seller or Purchased Entity has received (A) any written or, to the Knowledge of the Sellers, oral notice or claim of material default under any Material Contract, or (B) any written or, to the Knowledge of the Sellers, oral notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract (other than Contracts with Key Customers or Key Suppliers, as to which this notice shall be governed by Section 4.14), (iii) to the Knowledge of the Sellers, no event has occurred that, with or without notice or lapse of time or both, would result in a material breach or default under any Material Contract, and (iv) each of the Material Contracts is in full force and effect, is the valid, binding and enforceable obligation of the Sellers or Purchased Entities, and will not be subject to termination solely as a result of the sale of the Business pursuant to this Agreement, and to the Knowledge of the Sellers, of the other parties thereto. Honeywell has Made Available to Purchaser true and complete copies of each Material Contract, including all material amendments, waivers, exhibits, schedules or attachments thereto.

4.14 Material Customers and Suppliers. Section 4.14 of the Disclosure Schedule sets forth a true and complete list of (a) the top 10 customers of the Business (by revenue) during each of the last two (2) fiscal years and for the current fiscal year to June 30, 2010 (the “Key Customers”), and (b) the top 10 suppliers of the Business (by expense) during each of the last two (2) fiscal years and for the current fiscal year to June 30, 2010 (the “Key Suppliers”). Since January 1, 2009, no Key Customer or Key Supplier has canceled or otherwise terminated its relationship with the Business, and, to the Knowledge of the Sellers, no Seller or Purchased Entity has received any written notice from any Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to cancel or otherwise terminate its relationship with the Business. Since January 1, 2009, to the Knowledge of the Sellers, no Seller or Purchased Entity has received a written notice from a Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to materially diminish or materially adversely modify its relationship with the Business.

4.15 Real Properties. A true and complete list of all of the Leased Real Property (and a list of the leases associated thereto) is set forth in Section 4.15 of the Disclosure Schedule. To the Knowledge of the Sellers, the Sellers or the Purchased Entities have valid leasehold interests in the Leased Real Property, free and clear of any Liens (as hereafter described), tenancies, sub-tenancies, licenses, defects, exceptions, rights of way, restrictions, covenants, claims, similar matters, or other encumbrances of any nature whatsoever in respect of such property or asset (collectively, “Encumbrances”), except for Permitted Encumbrances and those Encumbrances set forth on Section 4.15 of the Disclosure Schedule. Except as set forth in Section 4.15 of the Disclosure Schedule, with respect to each of the foregoing leases, no Seller or Purchased Entity has subleased, licensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

4.16 Personal Properties. Section 4.16 of the Disclosure Schedule sets forth a list, complete and accurate in all material respects, which describes in reasonable detail, all machinery, equipment and other tangible assets included in the Purchased Assets (except for stamping dies, failure analysis equipment, production maintenance equipment and tool room equipment, and certain equipment that is located at the facilities of certain suppliers of the Business) and the location of such machinery, equipment and other tangible assets (for the avoidance of doubt, such Section of the Disclosure Schedule shall not include any tooling not owned by Sellers or any Purchased Entity). Purchaser acknowledges and agrees that (a) within two (2) business days after the date hereof, Sellers may update Section 4.16 of the Disclosure Schedule to include a list, complete and accurate in all material respects, which describes in reasonable detail, certain equipment that is located at the facilities of certain suppliers, and (b) prior to the Closing, Sellers shall update Section 4.16 of the Disclosure Schedule to include a list, complete and accurate in all material respects, which describes in reasonable detail, all stamping dies, failure analysis equipment, production maintenance equipment and tool room equipment included in the Purchased Assets, including the location of such items.

4.17 Sufficiency of Assets. The Sellers and Purchased Entities have, and (except for assets sold or otherwise disposed of in the ordinary course of business after the date hereof in compliance with Section 6.1 hereof) on the Closing Date will have, all of the rights, title and interest to all tangible Purchased Assets and all tangible assets of the Purchased Entities, free and clear of any mortgage, lien, pledge, security interest, option, right of first refusal, right of first offer, or similar charges (“Liens”), other than Permitted Encumbrances. Subject to the last sentence of this Section 4.17, except as set forth in Section 4.17 of the Disclosure Schedule (but including the goods and services provided by the Sellers and their Affiliates under the Ancillary Agreements and Section 6.3 of this Agreement), the Purchased Assets and the assets of the Purchased Entities constitute all of the material assets (real, personal, tangible, intangible or otherwise) used or held for use in the Business as it is currently operated and are sufficient in all material respects to conduct and operate the Business from and after the Closing Date in the same manner as currently conducted. Notwithstanding the foregoing, the immediately preceding sentence does not apply to Intellectual Property. With respect to Intellectual Property, the Sellers represent and warrant only that the Acquired Intellectual Property together with the Intellectual Property licensed to Purchaser under the Intellectual Property License Agreement constitutes all the Intellectual Property necessary to make, use and sell the Existing Products; provided that the Sellers make no representation or warranty with respect to any Intellectual Property to the extent associated with Excluded Products. Except as set forth in Section 4.17 of the Disclosure Schedule, none of the Sellers’ Affiliates own, utilize or have an interest in any material assets of, perform any material services for, or on behalf of, or provide any material group purchasing benefits to, or with respect to, the Business. Notwithstanding the foregoing, the representations and warranties contained in this Section 4.17 do not apply to infringement or misappropriation of any Intellectual Property arising in connection with the conduct or operation of the Business, all representations and warranties related thereto being covered in their entirety and exclusively under Section 4.8.

4.18 Labor.

(a) Except as set forth in Section 4.18(a) of the Disclosure Schedule: (i) the Sellers and Purchased Entities are not parties to any collective bargaining agreement or any other labor-related agreements with any labor union or labor organization applicable to Employees, nor is any such agreement currently being negotiated with any Seller or Purchased

Entity; (ii) no material work stoppage or other material labor action or dispute involving any Seller or Purchased Entity is pending or, to the Knowledge of the Sellers, threatened by any such labor dispute; and (iii) the Sellers and Purchased Entities are operating the Business in compliance with all applicable Labor Laws, except where the failure to comply would not interfere in any material respect with the conduct of the Business as presently conducted by the Sellers and the Purchased Entities or result in a material (A) fine, (B) penalty or (C) other Loss to a Purchased Entity or other Loss to the Business that would be an Assumed Liability. “Labor Laws” means any applicable Law relating to the employment of labor, including (without limitation) provisions thereof relating to employment standards, human rights, health and safety, labor relations, wage and hour statutes, immigration, layoffs, workplace safety and insurance and/or pay equity.

(b) With respect to this transaction, any notice that the Sellers are required to give under any Labor Law or collective bargaining agreement (including any works council) has been (or will be) given, and all bargaining obligations with any employee(s) and/or employee representative have been, or prior to the Closing will be, satisfied. Except as set forth on Section 4.18(b) of the Disclosure Schedule, within the past three years, neither the Sellers nor the Purchased Entities have implemented any plant closing or layoff of employees of the Business that could implicate the WARN Act, and no such action will be implemented without advance notification to Purchaser.

4.19 Insurance. Honeywell has Made Available to Purchaser complete copies of all policies of insurance maintained solely by the Purchased Entities with respect to their properties and assets or by the Sellers with respect to the Business, or true and complete summaries of the material terms of such insurance policies. All insurance policies relating to the Business are in full force and effect, all premiums due and payable with respect to such policies have been paid and the applicable insured parties have complied in all material respects with the provisions of such policies. Neither the Sellers nor the Purchased Entities have received any written notice (a) regarding the cancellation or invalidation of any of the existing insurance policies relating to the Business or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies, or (b) any written notice regarding any refusal of coverage under, or any rejection of any claim under, any such policies.

4.20 Products Liability; Warranty.

(a) (i) Since January 1, 2009, the products made, assembled, or sold by the Business have conformed in all material respects with all applicable contractual commitments, express and implied warranties and Laws, in each case that would give rise to any Ordinary Course Warranty Obligations; and (ii) the Financial Statements reflect reserves for Ordinary Course Warranty Obligations that are consistent with the Specified Accounting Policies.

(b) Other than in respect of Ordinary Course Warranty Obligations, which are addressed in paragraph (a) above, at all times prior to the Closing: (i) the products made, assembled, or sold by the Business have conformed in all material respects with all applicable contractual commitments, express and implied warranties and Laws, and neither the Sellers nor any of the Purchased Entities has any Liabilities arising out of or related to such products, other than Excluded Liabilities; and (ii) neither the Sellers nor any of the Purchased Entities have received notice of any claims for, and to the Knowledge of Sellers any threats of, any material Products Liability Claim.

4.21 Finder’s Fee. Neither the Sellers nor the Purchased Entities have incurred any Liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement.

4.22 Bank Accounts; Directors and Officers. Section 4.22 of the Disclosure Schedule includes a list of each bank in which any of the Purchased Entities has an account, safe deposit box or lock box as of the date hereof, the number of each such account or box and each authorized signatory. Section 4.22 of the Disclosure Schedule also sets forth a list of the officers and directors of the Purchased Entities.

4.23 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, NEITHER THE SELLERS NOR ANY OF THE PURCHASED ENTITIES MAKE ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE SELLERS OR THE PURCHASED ENTITIES, THEIR RESPECTIVE BUSINESSES OR FINANCIAL CONDITION OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, OR THE PAST, CURRENT OR FUTURE PROFITABILITY OR PERFORMANCE OF THE BUSINESS OR THE PURCHASED ENTITIES OR ANY OTHER MATTER, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO PURCHASER, INCLUDING WITH RESPECT TO ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE, TITLE OR INFRINGEMENT, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE SELLERS SPECIFICALLY DISCLAIM ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers that, as of the date hereof and as of the Closing Date:

5.1 Corporate Status. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Purchaser (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified or otherwise authorized to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified or otherwise authorized, except where the failure to be so qualified or otherwise authorized would not have a Purchaser Material Adverse Effect.

5.2 Authority. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and under the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceeding on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon execution, the Ancillary Agreements will be, duly executed and delivered by Purchaser, and, assuming due authorization and delivery by the Sellers, this Agreement constitutes, and upon execution the Ancillary Agreements will constitute, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereinafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 No Conflict; Required Filings.

(a) The execution and delivery of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any material Encumbrance upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of incorporation or by-laws of Purchaser, (ii) any material Contract to which Purchaser is party or by which it is bound or (iii) any Governmental Order or, subject to the matters described in clauses (i) and (ii) of Section 5.3(b), Law applicable to Purchaser or its property or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, rights or Encumbrances that would not have a Purchaser Material Adverse Effect.

(b) Except as set forth in Section 5.3(b) of the Disclosure Schedule, no material consent authorization, approval, or exemption of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, other than (i) compliance with and filings under the HSR Act, and (ii) to the extent applicable, compliance with and filings under similar Laws of foreign jurisdictions other than the United States.

5.4 Legal Proceedings. There are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates or any of their respective properties before any Governmental Authority, except as would not have a Purchaser Material Adverse Effect.

5.5 Sufficient Funds.

(a) As of the date of this Agreement, Purchaser, together with Sensata Technologies B.V., has cash in an amount sufficient to pay the Purchase Price in full and any related fees or expenses. At the Closing Date, Purchaser will have cash in an amount sufficient to pay the Purchase Price in full and any related fees or expenses.

(b) Immediately following the Closing after giving effect to the transactions contemplated hereby, Purchaser will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (i) the fair value of the property of such Person is greater than the total amount of Liabilities, including contingent Liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable Liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or Liabilities beyond such Person’s ability to pay such debts and Liabilities as they mature and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent Liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Liability.

5.6 Investment Intent. Purchaser has such Knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with the acquisition of the Equity Interests and is acquiring the Equity Interests for its own account for investment, with no present intention of making a public distribution thereof. Purchaser will not sell or otherwise dispose of the Equity Interests in violation of the Securities Act of 1933, as amended, or any state securities laws.

5.7 No Reliance.

(a) Purchaser is an informed and sophisticated purchaser and has engaged expert advisors who are experienced in the evaluation and purchase of businesses such as the Business (including the Purchased Entities) as contemplated hereunder, and has had such access to the personnel and properties of the Purchased Entities, the Sellers and their Affiliates as it deems necessary and appropriate to make such evaluation and purchase.

(b) Purchaser has agreed to purchase the Purchased Assets and assume the Assumed Liabilities based on its own inspection, examination and determination with respect to all matters and without reliance upon any representations, warranties, communications or disclosures of any nature other than those expressly set forth in this Agreement.

(c) Purchaser does not have any special relationship with any Seller, or any employee, officer, director, agent, advisor, representative or Affiliate of any Seller, that would justify any expectation beyond that of any ordinary buyer and any ordinary seller in an arms’ length transaction and Purchaser is not owed any duty or entitled to any remedies not expressly set forth in this Agreement.

(d) Without limiting the generality of the foregoing, Purchaser, in entering into this Agreement, acknowledges and agrees that (i) no officer, agent, advisor, employee or representative of the Sellers or any of their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies provided herein, (ii) Purchaser is relying solely on the representations and warranties set forth in this Agreement and, except as expressly set forth in Article IV of this Agreement (as qualified by the disclosure in the Disclosure Schedules), and (iii) neither the Sellers nor any other Person makes any representation or warranty, express or implied, with respect to, and Purchaser expressly disclaims any reliance on, (A) any information included in the Information Package dated November 12, 2009 related to the Business (including the Purchased Entities) or other matters; (B) any information, written or oral and in any form provided, Made Available to it or any of its agents, advisors, employees or representatives; (C) any projections, estimates or budgets delivered to or Made Available to it or any of its agents, advisors, employees or representatives, or which is Made Available to it or any of its agents, advisors, employees or representatives after the date hereof, or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Sellers or the Purchased Entities or the future business and operations of the Sellers or the Purchased Entities; (D) the condition of any of the Property being transferred hereunder, which Purchaser is purchasing on an “AS IS, WITH ALL FAULTS” basis without any warranties or guarantees of any kind from the Sellers or the Purchased Entities; (E) the operation of the Business by Purchaser after Closing in any manner; (F) the probable success or profitability of the ownership, use or operation of the Business (including the Purchased Entities) by Purchaser after the Closing; or (G) the accuracy or completeness of any other information, written or oral and in any form provided, or documents previously Made Available or which is made available after the date hereof to it or any of its agents, advisors, employees or representatives with respect to the Sellers, the Purchased Entities or their respective businesses and operations or other related matters, whether in expectation of the transactions contemplated by this Agreement or otherwise.

(e) Notwithstanding anything to the contrary herein, nothing in the foregoing shall limit the right of the Purchaser Indemnified Parties to rely on the representations and warranties expressly set forth in this Agreement and to their rights to indemnification under Articles VIII and X, or shall limit a claim by a Purchaser Indemnified Party alleging that Sellers defrauded such Person by intentionally omitting or misstating any disclosure in the Disclosure Schedule where such omission or misstatement constitutes a breach in any material respect of any such express representation or warranty, which rights and claims shall, in any case, be subject to the provisions of Sections 4.23, 5.7(a)-(d), 11.7 and 11.8.

5.8 Finder’s Fee. Purchaser has not incurred any Liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser for which the Sellers or their respective stockholders, option holders, directors, officers or Affiliates will be liable based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

5.9 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V, PURCHASER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO PURCHASER, ITS BUSINESSES OR FINANCIAL CONDITION OR ANY OF ITS ASSETS, LIABILITIES OR OPERATIONS OR ANY OTHER MATTER, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE VI

COVENANTS

6.1 Interim Operations of the Business. From and after the date hereof, the Sellers shall conduct the Business and shall cause the Purchased Entities to conduct their respective businesses only in the ordinary course consistent with past practice and use their commercially reasonable efforts to preserve intact the Purchased Assets and the assets of the Purchased Entities (in each case, tangible and intangible), ordinary wear and tear excepted, including by applying any available insurance proceeds received directly and specifically with respect to such assets to replace or repair any such assets, business organizations and relationships with employees and third parties having material business dealings with the Business or the Purchased Entities. Without limiting the generality of the foregoing, except (w) as otherwise expressly required by this Agreement or the Ancillary Agreements (including transfers from the Purchased Entities to Honeywell or its Affiliates as contemplated by Section 2.2), (x) for actions approved in advance by Purchaser in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (y) to the extent required to comply with applicable Law (in which case Purchaser shall nonetheless be notified in writing) and (z) as set forth on Section 6.1 of the Disclosure Schedule, from and after the date hereof, the Sellers shall not take any of the following actions with respect to the Business, and shall cause the Purchased Entities not to take any of the following actions:

(a) adopt any change in the respective certificates of incorporation or bylaws or other similar organization or governing documents of the Purchased Entities;

(b) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of any of the Purchased Entities;

(c) (i) issue, sell, transfer, pledge, dispose of or encumber the Equity Interests or any shares of capital stock of the Purchased Entities, or (ii) grant any option, warrant or other right to purchase or obtain, or otherwise dispose of or encumber, any of the equity securities of the Purchased Entities;

(d) declare, set aside or pay any dividend or other distribution other than in each case for cash;

(e) enter into or consummate any transaction involving the acquisition of the business or stock (or, to the extent constituting a going concern business, assets or other properties) of any other Person (other than purchases of inventory and capital equipment in the ordinary course of business consistent with past practice, subject to clause (n) below);

(f) sell, assign, lease, license, transfer or otherwise dispose of any material amount of the Purchased Assets or assets or property of the Purchased Entities, except as expressly required pursuant to existing Contracts and sales of inventory in the ordinary course of business consistent with past practice;

(g) mortgage or pledge any of the material assets of the Purchased Entities, tangible or intangible, or create or suffer to exist any material Encumbrance thereupon (other than Permitted Encumbrances);

(h) other than in the ordinary course of business, incur or guarantee any Indebtedness, or issue any note, bond or debt security;

(i) enter into any Material Contract or materially amend or modify or terminate any Material Contract;

(j) enter into any new benefit or compensation plan, program, agreement or arrangement or terminate any Company Plan or increase the benefits under any Company Plan or amend or modify any Company Plan where such amendment or modification has a material cost impact on the Business taken as a whole, or grant or make a legally binding promise for, any material increase in compensation or benefits to any director, officer, or employee, or any material bonus, severance, incentive, or profit sharing payments, or (subject to Section 6.10(f)(i)) cause any employee of a Seller or any of its Affiliates (other than the Purchased Entities) to be employed by a Purchased Entity, except as required under existing agreements or arrangements that have been Made Available to Purchaser prior to the date of this Agreement or by applicable Law; provided, however, that nothing in this Agreement shall prevent the Sellers or the Purchased Entities from entering into statutory employment agreements with new employees outside the United States, to the extent required by applicable Laws, in the ordinary course of business consistent with past practice;

(k) change the material terms and conditions of their business relationships with Key Customers or Key Suppliers other than in the ordinary course of business;

(l) terminate or close any facility, other than periodic shutdowns in the ordinary course of business, or implement any layoff of employees that would implicate the WARN Act;

(m) incur or commit to any capital expenditures materially in excess of the capital expenditure budget Made Available to Purchaser prior to the date of this Agreement, or enter into any new line of business;

(n) take any action or omit to take any action that would require disclosure pursuant to Section 4.6 if each representation and warranty contained therein were remade as of the time of such action or omission; or

(o) authorize, or agree or commit to do, whether in writing or otherwise, any of the foregoing.

Notwithstanding anything herein to the contrary, nothing herein shall or shall be deemed to preclude or otherwise limit the Sellers (including the Purchased Entities) from declaring, setting aside or paying any dividends or other distribution in cash with respect to any of the shares of capital stock of the Purchased Entities, or redeeming or repurchasing for cash any of the shares of capital stock of the Purchased Entities.

6.2 Filings with Governmental Authorities. Subject to Section 6.8:

(a) Honeywell and Purchaser shall as promptly as practicable, but in no event later than ten (10) business days after the date hereof, cause to be filed with the FTC and the DOJ the notification and report form pursuant to the HSR Act required for the transactions contemplated hereby and cause to be filed with the relevant Governmental Authorities (“Other Competition Authorities”) the other filings contemplated by Section 4.3(b)(ii) and Section 5.3(b)(ii) (“Other Competition Filings”), and shall use commercially reasonable efforts to obtain early termination of the applicable waiting period or expedited review, as applicable, of such notifications and related materials. The Sellers and Purchaser shall, as promptly as practicable, comply with any request for additional information and documents pursuant to the HSR Act and applicable Laws governing the Other Competition Filings (“Other Competition Law”). The Sellers, on the one hand, and Purchaser, on the other hand, shall inform the other promptly of any communication made by or on behalf of such party to (including permitting the other party to review such communication in advance), or received from, the FTC, the DOJ or the Other Competition Authorities and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable under the HSR Act or the Other Competition Laws. The Sellers, on the one hand, and Purchaser, on the other hand, shall keep each other timely appraised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ or the Other Competition Authorities, and shall comply promptly with any such inquiry or request. No party shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiries unless it consults with the other party in advance, and to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.

(b) Purchaser shall take as promptly as reasonably practicable any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any U.S. federal, state, provincial, local or foreign antitrust or competition authority so as to enable the parties to expeditiously close the transactions contemplated by this Agreement and the Ancillary Agreements; provided that Purchaser need not divest or hold separate assets, terminate or modify existing business relationships, or take any other such steps to the extent that such actions would have a material adverse effect on the Business or an equivalent (rather than proportionate) level of impact on the business of Purchaser. In addition, without limiting the generality of the foregoing regarding Governmental Authorities but subject to the immediately preceding proviso, Purchaser agrees to take promptly any and all steps necessary to attempt to vacate or lift any order or other restraint relating to antitrust matters that would have the effect of making the transaction contemplated by this Agreement illegal or otherwise prohibiting its consummation.

(c) The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority (excluding the actions and filings described in clause (a) above), is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any material Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and Honeywell shall cooperate as reasonably requested by Purchaser in connection with any action by Purchaser pursuant to Section 6.2(b). Subject to the terms and conditions of this Agreement (including Section 6.8) and the Confidentiality Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

(d) Concurrent with the execution of this Agreement, Honeywell and Purchaser shall execute or cause their applicable Affiliates to execute the China Transfer Agreement and the unanimous board resolutions of HON Shanghai and the amendments to each of the Joint Venture Agreement and Articles of Association of HON Shanghai contemplated by the China Transfer Agreement. Honeywell and Purchaser acknowledge and agree that, subject to the terms and conditions of this Agreement, the China Transfer Agreement and applicable Laws, the consummation of the transactions contemplated by the China Transfer Agreement will occur simultaneously with the Closing. For the avoidance of doubt, in the event of any conflict or discrepancy between this Agreement and the China Transfer Agreement, this Agreement shall control. Honeywell and Purchaser shall, as promptly as practicable, but in no event later than ten (10) business days after the later of the date hereof and the date on which the China Consent has been executed and delivered by Shanghai Creation Electronics Co., Ltd. (“SCEC”), cause to be filed with the Chinese Governmental Authorities the China Transfer Agreement (and applications related thereto); it being understood and agreed by the parties hereto that, to the extent SCEC requires any revisions to the China Transfer Agreement, the parties thereto shall re-execute the China Transfer Agreement with such revisions as are necessary and reasonably acceptable to Honeywell and Purchaser. The Sellers and Purchaser shall, as promptly as practicable, comply with any reasonable request for additional information and documents requested by the Chinese Governmental Authorities. The Sellers, on the one hand, and Purchaser, on the other hand, shall inform the other promptly of any communication made by or on behalf of such party to (including permitting the other party to review such communication in advance), or received from, the Chinese Governmental Authorities and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable to be delivered to the Chinese Governmental Authorities. The Sellers, on the one hand, and Purchaser, on the other hand, shall keep each other timely appraised of the status of any communications with, and any inquiries or requests for additional information from, the Chinese Governmental Authorities, and shall comply promptly with any such inquiry or request. No party shall agree to participate in any meeting with the Chinese Governmental Authorities in respect of any such filings, investigation or other inquiries unless it consults with the other party in advance, and to the extent permitted by the Chinese Governmental Authorities, gives the other party the opportunity to attend and participate thereat.

(e) The parties shall work together and use commercially reasonable efforts to take all necessary actions to submit the equity transfer documents (including the China Transfer Agreement) in their approved form to the competent Chinese Registration Authority as soon as practicable, but in no event more than thirty (30) days following the approval of the equity transfer of HON Shanghai by the competent Chinese Approval Authority, in order to have it issue a new business license to HON Shanghai reflecting the equity transfer (the date on which such new business license is granted, the “HON Shanghai Registration Date”). In the event that, after the parties have complied with the foregoing (including by amending the equity transfer documents as may be requested by the Chinese Registration Authority, which amendments must also be reasonably acceptable to Purchaser), (i) the Chinese Registration Authority finally determines that it will not issue a new business license to HON Shanghai that reflects the equity transfer contemplated by this Agreement, (ii) HON Shanghai fails to obtain such new business license due to the proposed amendments to the equity transfer documents requested by the Chinese Registration Authority not being reasonably acceptable to Purchaser or (iii)(A) the Chinese Approval Authority has approved the transfer of the HON Shanghai Equity Interests from HON China to Purchaser or (B) the Chinese Registration Authority has registered Purchaser as a shareholder of HON Shanghai, but in the case of either subclause (A) or (B), this Agreement is terminated in accordance with its terms prior to the Closing Date (the occurrence of any event in clause (i), (ii) or (iii) above is hereinafter referred to as a “HON Shanghai Determination Event”), Honeywell shall re-acquire, or shall cause its designated Affiliate to re-acquire, from Purchaser all of the transferred Equity Interest in HON Shanghai for an amount equal to the HON Shanghai Purchase Price (where the HON Shanghai Purchase Price has been previously paid in accordance with Section 3.1 of the Purchase Agreement) or in the event of a HON Shanghai Determination Event pursuant to clause (i) or (ii) agree to reduce the Purchase Price under the Purchase Agreement by such amount (in the event the applicable HON Shanghai Determination Event occurs prior to the Closing). Further, Purchaser acknowledges and agrees that from and after the HON Shanghai Registration Date (in the event the HON Shanghai Registration Date occurs prior to the Closing Date) through the Closing, Sellers shall, for all purposes under this Agreement and otherwise, continue to operate HON Shanghai for their own risk (and shall hold Purchaser harmless from such risk due to Purchaser being a registered shareholder during such period) and account, and Sellers acknowledge and agree that Purchaser shall not be obligated to pay the HON Shanghai Purchase Price until the Closing. From and after the Closing Date until either the HON Shanghai Registration Date (in the event the HON Shanghai Registration Date occurs after the Closing Date) or, in the event of the occurrence of a HON Shanghai Determination Event, the date on which the applicable parties consummate the re-acquisition of the HON Shanghai Equity Interest in accordance with the terms of this Section 6.2(e) (such date, the “HON Shanghai Re-Acquisition Date”), Purchaser shall cause HON Shanghai to conduct its business only in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact the assets of HON Shanghai (in each case, tangible and intangible), ordinary wear and tear excepted, and relationships with employees and third parties having material business dealings with HON Shanghai (it being understood that in connection with any dispute regarding whether Purchaser complied with its obligations under this sentence of this Section 6.2(e), any decline in revenues or profits of the business of HON Shanghai shall not in and of itself be a breach of Purchaser’s obligation hereunder). Without limiting the generality of the foregoing, except to the extent required to comply with applicable Law, from and after the Closing Date until either the HON Shanghai Registration Date (in the event the HON Shanghai Registration Date occurs after the Closing Date) or, in the event of the occurrence of a HON Shanghai Determination Event, the HON Shanghai Re-Acquisition Date, Purchaser shall cause HON Shanghai to not terminate any HON Shanghai Employee or Transferred China Employee without cause or take any of the actions with respect to the business of HON Shanghai that are set forth in Section 6.1(b), 6.1(f), 6.1(g), 6.1(h), or 6.1(l), without Honeywell’s prior consent, which will not be unreasonably withheld. Notwithstanding anything in this Agreement to the contrary, in the event Honeywell or its designated Affiliate re-acquire the HON Shanghai Equity Interests pursuant to this Section 6.2(e), nothing in Section 6.14 of this Agreement shall be deemed to limit in any way the activities of (1) Honeywell or its designated Affiliate with respect to the ownership of HON Shanghai, or (2) the operation of the business of HON Shanghai (including the manufacture, calibration, testing or sale of any products manufactured or sold by or on behalf of HON Shanghai as of the Closing Date) in the same manner as conducted prior to the Closing Date and in compliance with the terms of the Joint Venture Agreement as in effect on the date of this Agreement.

(f) (i) To the extent HON China does not open the SAFE Special Bank Account as of or prior to Closing: (A) HON China shall use commercially reasonable efforts to open as promptly as practicable after Closing the SAFE Special Bank Account to receive the HON Shanghai Purchase Price, (B) at Closing, Purchaser shall wire the HON Shanghai Purchase Price to Honeywell, (C) within ten (10) business days after the SAFE Special Bank Account has been opened, Honeywell shall transfer an amount equal to the HON Shanghai Purchase Price to Purchaser by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by Purchaser to Honeywell in writing prior to such date, and Honeywell shall, on or prior to such date, provide wire transfer instructions in writing to Purchaser in respect of the SAFE Special Bank Account, and (D) within one (1) business day after the date on which Purchaser receives the above-described amount equal to the HON Shanghai Purchase Price from Honeywell, Purchaser shall wire an amount equal to the HON Shanghai Purchase Price to the SAFE Special Bank Account pursuant to the wire transfer instructions therefor provided by Honeywell to Purchaser in writing prior to such payment, and (ii) to the extent HON China opens the SAFE Special Bank Account as of or prior to Closing, Purchaser shall wire the HON Shanghai Purchase Price to the SAFE Special Bank Account at the Closing pursuant to the wire transfer instructions provided by Honeywell to Purchaser in writing prior to such date.

6.3 Consents; Shared Agreements.

(a) Subject to Section 6.8 and except as contemplated in Section 6.2, Purchaser, on the one hand, and the Sellers, on the other hand, shall each use commercially reasonable efforts to obtain all consents and authorizations required to consummate the transactions contemplated by this Agreement, including obtaining the consents and authorizations and making the filings referred to in Sections 5.3 and 4.3, respectively.

(b) Notwithstanding anything to the contrary, to the extent that any Contract and/or Purchased Asset is not capable of being transferred by the Sellers to Purchaser pursuant to this Agreement without the consent of a third party, and such consent is not obtained prior to Closing, or if such transfer or attempted transfer would constitute a breach or a violation of the Contract or any Law (each a “Specified Consent”), nothing in this Agreement shall constitute a transfer or an attempted transfer thereof. Sellers shall advise Purchaser promptly and in writing with respect to any such Specified Consent which Sellers know or have substantial reason to believe will not be assigned to Purchaser hereunder.

(c) In the event that any such Specified Consent is not obtained on or prior to the Closing Date, without limiting Sellers’ representations and warranties or its obligations under this Agreement (including Sections 6.2, 6.3(a), 6.7 and 6.8), until such Specified Consent is obtained, the Sellers shall use commercially reasonable efforts (including after the Closing Date) to (i) provide to Purchaser the benefits of the applicable Contract and/or

Purchased Asset, (ii) cooperate in any reasonable and lawful arrangement designed to provide such benefits to Purchaser, and (iii) enforce at the request and expense of Purchaser and for the account of Purchaser, any rights of the Sellers arising from any such Contract and/or Purchased Asset (with any out-of-pocket costs or expenses associated with such arrangements, to the extent incremental to what Purchaser would be reasonably likely to bear if such applicable Contract or Purchased Asset were assigned, to be borne by the Sellers).

(d) To the extent that Purchaser is provided the benefits of any Contract and/or Purchased Asset referred to in Section 6.3(c), Purchaser shall perform the obligations arising under such Contract for the benefit of the Sellers and the other party or parties thereto, except for any obligation under such Contract that constitutes an Excluded Liability.

(e) Once a Specified Consent is obtained, the applicable Contract and/or Purchased Asset shall be deemed to have been automatically transferred to Purchaser on the terms set forth in this Agreement with respect to the other Contracts and Purchased Assets transferred and assumed at the Closing, and consistent with the foregoing, the obligations pursuant to the applicable Contract shall be deemed to be Assumed Liabilities, and the rights pursuant to the applicable Contract shall be deemed to be Purchased Assets.

(f) Without limiting the generality of Section 6.3(c), Honeywell agrees that it shall use commercially reasonable efforts in assisting Purchaser to enter into customer or supplier agreements (each, a “New Agreement”), as applicable, with each counterparty (or an Affiliate thereof) to the Contracts listed on Section 6.3(f) of the Disclosure Schedule (the “Shared Contracts”), for the products historically supplied to or from the Business under such Shared Contracts (each product purchased or supplied thereunder, a “Shared Product”); provided that the Sellers shall not be required to make any expenditures or incur any Liability in connection with assisting Purchaser to obtain New Agreements. Until the earlier of (i) the date on which Purchaser enters into a New Agreement with respect to any Shared Products and (ii) (1) the eight (8) month anniversary of the Closing Date for all Shared Contracts (other than the agreement(s) with ZMD currently in effect with Honeywell relating to the purchase of Sleipnir, PTG7 and Gemini ASICs (the “ZMD Agreement”)) and (2) with regard to the ZMD Agreement, the termination date of the ZMD Agreement (including with respect to renewals thereof), provided that Sellers shall not take any affirmative action to terminate and/or not renew or, subject to the last sentence of this Section 6.3(f), modify, those portions of such ZMD Agreement that cover any ASICs or related products that are used in Existing Products and have historically been sourced through ZMD (including, without limitation, the Gemini, PTG7 and Sleipnir ASICs) without Purchaser’s consent, Honeywell shall, to the extent permitted under the relevant Shared Contract and in accordance with the terms thereof (and, additionally, with respect to the ZMD Agreement, according to the terms of the Confidential ASIC Technology Agreement and the Sleipnir Support Agreement), source or distribute such Shared Products on behalf of Purchaser in accordance with the terms of the applicable Shared Contract (provided that Honeywell shall not be obligated to source or distribute any product under the ZMD Agreement other than any ASICs or related products that are used in Existing Products and have historically been sourced through ZMD (including, without limitation, Sleipnir, PTG7 or Gemini ASICs)) and to otherwise cooperate in any reasonable and lawful arrangement designed to provide such benefits to Purchaser, and enforce at the request and expense of Purchaser and for the account of Purchaser, any rights of the Sellers arising from any Shared Contract and/or the

ZMD Agreement (with any out-of-pocket costs or expenses associated with such arrangements, to the extent incremental to what Purchaser would be reasonably likely to bear if such Shared Contract or ZMD Agreement were assigned, to be borne by the Sellers), it being understood that Honeywell shall have no Liability whatsoever for (A) any failure or delay in delivery of any Shared Product to Purchaser or to the relevant customer (as the case may be), (B) any failure of any Shared Product to comply with any product specification provided by Purchaser or any customer of Purchaser (as the case may be), (C) the condition of or defect in any Shared Product or any infringement of any Intellectual Property right of any party by any Shared Product, in each case, sourced, distributed or purchased by or for the Business, or (D) any other Liability or Loss arising out of or in connection with any Shared Product sourced, distributed or purchased by or for the Business, except, in each case, for damages arising out of Honeywell’s gross negligence, wanton disregard for its obligations under this Section 6.3(f) or willful misconduct; provided that Purchaser shall use commercially reasonable efforts to provide Shared Products to be distributed by Honeywell under any Shared Contract with a customer in a timely manner that enables Honeywell to fulfill its obligations under such Shared Contract and, provided further, that Purchaser shall indemnify Honeywell for any direct damages arising out of such Shared Contract relating to Shared Products sourced, distributed or purchased by or for the Business, except for direct damages arising out of Honeywell’s gross negligence or willful misconduct. Each of Purchaser and Honeywell shall provide the other with reasonable access to the other’s personnel, premises and documents as are necessary to fulfill its respective obligations under this Section 6.3(f), and shall promptly provide the other with notice of any communications from the relevant counterparty to each Shared Contract with respect to any Shared Product. Purchaser further agrees to provide Honeywell written notice within five (5) business days after it has entered into any New Agreement. For the avoidance of doubt, nothing herein shall limit or otherwise affect the Sellers rights and ability to modify, amend, supplement or otherwise restructure the ZMD Agreement in a manner that does not adversely alter the substantive terms, including economic terms, under which ZMD supplies any ASICs or related products that are used in Existing Products and have historically been sourced through ZMD (including, without limitation, Gemini, PTG7 or Sleipnir ASICs); provided that all such amendments, modifications or supplements shall be consistent and not conflict with the terms of the Confidential ASIC Technology Agreement and the Sleipnir ASIC Support Agreement.

(g) Subject to Sellers’ compliance with the covenants contained in this Agreement (including in this Section 6.3 and in Sections 6.2, 6.7 and 6.8), Purchaser agrees that the failure to obtain any consent set forth on, or not required to be set forth on, the Disclosure Schedules, or the failure to enter into any New Agreement, shall not in and of itself (i) create any Liability of the Sellers or (ii) constitute a breach of any representation, warranty, covenant, or agreement of the Sellers contained herein, or the non-satisfaction of any condition of Purchaser.

6.4 Confidentiality; Access to Information.

(a) Purchaser acknowledges that the information being Made Available to it by the Sellers and their Affiliates (or their respective agents or representatives) is subject to the terms of a confidentiality agreement dated November 12, 2009 between Purchaser and Honeywell (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement will terminate only with respect to information relating to the Business; and Purchaser acknowledges that any and all other information provided or Made Available to it by the Sellers and their Affiliates (or their respective agents or representatives) concerning the Sellers and their Affiliates (other than the Business) will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing and that any information provided by or on behalf of the Sellers and their Affiliates pursuant to Section 6.4(d) below will be subject to the terms and conditions of the Confidentiality Agreement.

(b) Between the date hereof and the Closing Date, each Seller shall, subject to compliance with applicable Laws and any Contracts to which such Seller or any of its Affiliates (including the Purchased Entities) is a party, provide Purchaser access and the opportunity to make such investigation of the management, employees, representatives (including outside attorneys and accountants), properties, businesses and operations of the Purchased Assets and Purchased Entities, and such examination of the books, records and other documents and the financial condition of the Business (including the Purchased Entities), as it reasonably requests; provided, however, that no Seller nor any of their Affiliates shall be required to disclose to Purchaser or any agent or representative of Purchaser any information to the extent it is advised by counsel that doing so would reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including without limitation, the attorney-client and work product privileges), unless Purchaser agrees to enter into a valid joint defense agreement or similar arrangement to preserve such privilege, or to the extent such disclosure would violate any applicable Law or contractual requirement (provided that the Sellers shall use commercially reasonable efforts to obtain consents or approvals in order to disclose such information). Any confidential information provided pursuant to this Section 6.4(b) shall be kept confidential by Purchaser and will be subject to applicable Law, the terms of the Confidentiality Agreement and Section 6.4(a). Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the Business. No investigation pursuant to this Section 6.4(b) shall affect any representation or warranty by the Sellers in this Agreement or any condition to the obligations of Purchaser hereunder.

(c) As reasonably requested by Purchaser, from the date hereof until the Closing, the Sellers shall provide Purchaser with such financial and other information with respect to the Business and the Purchased Entities, to the extent such information is reasonably available to Sellers, and access to personnel of Sellers or any of their Affiliates and will use commercially reasonable efforts to provide access to Sellers’ outside accountants and other advisors, subject to customary indemnification agreements and other customary requirements imposed by such accountants and other advisors, for Purchaser to:

(i) identify the Purchased Assets with a view towards granting security interests in such collateral after the Closing; and

(ii) consider whether Purchaser will need to prepare audited financial statements of the Business in connection with any future offering memoranda, registration statement, or periodic report prepared by Purchaser or its Affiliates.

(d) Subject to Purchaser’s existing confidentiality obligations, and Honeywell’s right to have Purchaser enter into a new confidentiality agreement in respect of

Seller information not related to the Business on terms reasonably acceptable to Honeywell (which in any event will include customary carve-outs for disclosure of confidential information as required by applicable Laws) prior to complying with any terms of this Section 6.4(d) (collectively, the “Confidentiality Obligations”), upon reasonable advanced written notice, the Sellers shall use commercially reasonable efforts to provide Purchaser and its representatives with such financial and other information relating to the Business (including information of the Sellers or any of their Affiliates to the extent required by Regulation S-X (including Rules 3-05 and 3-10), GAAP, IFRS or other applicable accounting standards (the “Applicable Requirements”)), to the extent such information is reasonably available to Sellers or their Subsidiaries (the “Carve-Out Financial Information”), and shall otherwise reasonably cooperate with Purchaser, in each case as reasonably requested by Purchaser and its Affiliates in order for Sensata NV and its Subsidiaries to prepare and audit any financial statements with respect to the Business, including in accordance with the Applicable Requirements (the “Carve-Out Financial Statements”). In furtherance of and without limiting the foregoing, the parties agree as follows:

(i) Not more than thirty (30) days after the date of this Agreement, the Sellers shall appoint an individual with an appropriate level of financial expertise (the “HON Audit Manager”), to serve as the principal point of contact for Purchaser, its Affiliates, and its and their employees and other representatives (including outside accountants and legal counsel) (“Purchaser Personnel”) with respect to the matters set forth in this Section 6.4(d). The HON Audit Manager will be fully dedicated to the tasks required pursuant to this Section 6.4(d) in order to coordinate and respond to the requests of Purchaser Personnel which are made pursuant to this Section 6.4(d) and otherwise facilitate the Sellers’ compliance with their obligations under this Section 6.4(d). The HON Audit Manager will liaise and coordinate as necessary and appropriate with chief financial officers, site controllers, and other appropriate personnel or advisors (including outside accountants and legal counsel) of Honeywell and its Subsidiaries (“Honeywell Personnel”) in response to the reasonable requests of Purchaser Personnel under this Section 6.4(d). To the extent the HON Audit Manager is reasonably available, responsive, and cooperative, Purchaser and its representatives shall address all requests for information, inquiries, and other contact regarding the matters described in this Section 6.4(d) to the HON Audit Manager; provided that to the extent reasonably necessary or appropriate in connection with the matters described in this Section 6.4(d), the HON Audit Manager will arrange for, and the Purchaser Personnel shall have, at reasonable times and upon reasonable notice, access to appropriate Honeywell Personnel, subject to the Confidentiality Obligations and, in the case of outside advisors, subject to customary indemnification and confidentiality agreements and other customary requirements imposed by such accountants or other advisors.

(ii) At Purchaser’s reasonable request, Seller and Purchaser will cooperate and use their commercially reasonable efforts to enable Purchaser to engage audit personnel of PricewaterhouseCoopers LLP (“PwC”) who have a history of performing audit reviews for Honeywell (subject to Purchaser executing any customary indemnification and confidentiality agreements and other customary requirements imposed by PwC and reasonably acceptable to Purchaser) to assist Purchaser with the review of the Carve-Out Financial Information, to conduct an audit of the Carve-Out Financial Statements, and to perform any other services otherwise required by Sensata NV or any of its Subsidiaries in connection with this Section 6.4(d).

(iii) From the date of appointment of the HON Audit Manager through the date of the Closing, the Sellers shall use commercially reasonable efforts to provide Carve-Out Financial Information, including pro forma financial information of the type previously Made Available to Purchaser in respect of the year ended December 31, 2009 (subject to the Confidentiality Obligations), and shall otherwise reasonably cooperate with Purchaser Personnel as reasonably requested by Purchaser and its Affiliates in order to analyze and evaluate whether Sensata NV and its Subsidiaries will have a requirement to prepare and audit any Carve-Out Financial Statements, and in order to enable PwC to perform such audit procedures (including, if requested by PwC, a physical inventory count at year-end) as would be required or requested by PwC in connection with any audit of Carve-Out Financial Statements.

(iv) Upon Purchaser’s reasonable advanced written notice (at any time prior to or after Closing) that it, as determined in its sole discretion, expects to require Carve-Out Financial Statements (the “Audit Assistance Request”), the Sellers shall use commercially reasonable efforts to provide Carve-Out Financial Information (subject to the Confidentiality Obligations), and shall otherwise reasonably cooperate with Purchaser Personnel as reasonably requested by Purchaser and its Affiliates in order to prepare and audit the Carve-Out Financial Statements, and in order to complete such preparation and audit within applicable time frames under the Applicable Requirements. In connection with the preparation of the Carve-Out Financial Statements, to the extent that both Seller Personnel and Purchaser Personnel can, through the exercise of their commercially reasonable efforts, accomplish the same requirement or task, Purchaser shall cause Purchaser Personnel to perform such requirement or task in order to avoid undue burden on Seller Personnel.

(v) Notwithstanding anything herein to the contrary, Sellers shall use commercially reasonable efforts to obtain representation letters and similar documents from the applicable Seller Personnel as may be required in connection with the preparation and audit of Carve-Out Financial Statements; provided that such obligation shall be inapplicable to the extent that, in the reasonable judgment of such personnel, the representations in such letter or document are not factually accurate in all material respects. Subject to Sellers’ compliance with the covenants of this Section 6.4(d), Purchaser agrees that the inability or failure, in whole or in part, of Sensata NV or any of its Subsidiaries to obtain any such representation letters or similar documents shall not in and of itself create any Liability on the part of the Sellers or constitute a breach of any representation, warranty, covenant or agreement of the Sellers contained in this Agreement.

(vi) For the avoidance of doubt, the parties acknowledge and agree that the costs and expenses incurred by Sellers or their Subsidiaries, and personnel of Sellers or any of their Affiliates in providing Carve-Out Financial Information and cooperating in the preparation of the Carve-Out Financial Information shall be fully reimbursed by Purchaser at Seller’s actual cost.

(vii) The Sellers’ obligations under this Section 6.4(d) shall terminate upon the filing of a form 10-K by Sensata NV that includes its audited financial statements for the calendar year after the calendar year in which the Closing occurs, so long as the Sellers have complied with their obligations set forth in this Section 6.4(d) through such date.

(e) From and after the date hereof until the Closing, Honeywell shall deliver to Purchaser as soon as practicable after they become available a profit and loss statement and statement of net assets for each month ending after the date of the May 29, 2010 Balance Sheet, prepared from the books and records of the Sellers (as it relates to the Business) and the Purchased Entities, as and only to the extent customarily prepared in the ordinary course of business consistent with Honeywell’s past practice.

6.5 Publicity. Honeywell shall not, and shall not permit the Sellers, the Purchased Entities nor any of its or their Affiliates or representatives to, and Purchaser shall not, and shall not permit any of its Affiliates nor their respective representatives to, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld, conditioned or delayed, unless, in the reasonable judgment of Honeywell or Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which any Seller or Purchaser lists its securities; provided that, to the extent required by applicable Law or by the rules of any stock exchange, the party intending to make such release or announcement shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the text thereof and, provided further, that no party shall be required to obtain consent pursuant to this Section 6.5 to the extent any proposed release or announcement contains information that has previously been made public without breach of the obligations under this Section 6.5.

6.6 Books and Records.

(a) Honeywell will use commercially reasonable efforts to deliver or cause to be delivered to Purchaser at Closing all properties, books, records, copies of checkbooks and cancelled checks, copies of Contracts, information and documents relating primarily to the Business that are not then in the possession or control of the Sellers or the Purchased Entities. As soon as is reasonably practicable after the Closing, Honeywell will deliver or cause to be delivered to Purchaser any remaining properties, books, records, copies of Contracts, information and documents relating primarily to the Business that are not already in the possession or control of the Sellers and the Purchased Entities.

(b) Subject to Section 8.2(a) (relating to the preservation of Tax records), each of Honeywell and Purchaser agrees that it will preserve and keep the books of accounts, financial and other records held by it relating to the Business (including the Purchased Entities) (including accountants’ work papers) for a period of seven (7) years from the Closing Date in accordance with its respective corporate records retention policies; provided, however, that prior to disposing of any such records in accordance with such policies (if such records would be disposed of prior to the tenth anniversary of the Closing Date), the applicable party shall provide written notice to the other party of its intent to dispose of such records and shall provide such other party the opportunity to take ownership and possession of such records (at such other party’s sole expense) to the extent they relate to such other party’s business or obligations within 30 days after such notice is delivered. If such other party does not confirm its intention in writing to take ownership and possession of such records within such 30-day period, the party who possesses the records may proceed with the disposition of such records. Each of Honeywell and Purchaser shall make such records and other information relating to the Business (including the Purchased Entities), employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of, insurance claims by, legal proceedings against, dispute involving or governmental investigations of any Seller or Purchaser or any of their respective Affiliates, or (ii) in order to enable any Seller or Purchaser to comply with its respective financial reporting obligations or obligations under this Agreement and the Ancillary Agreements and each other agreement, document or instrument contemplated hereby or thereby, in either case under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the providing party’s business, and subject to the confidentiality obligations set forth in Sections 6.4 and 6.15. Without limiting the generality of the foregoing, (1) Purchaser shall reasonably cooperate with the Sellers and its counsel and other representatives, make reasonably available its personnel, including the Transferred Employees, and provide reasonable access to the books and records, facilities, testing equipment and other assets relating to the Business (including the Purchased Entities) as may be reasonably requested by Sellers in connection with the defense, negotiation or settlement of any matters set forth on Sections 4.9 and 4.20 of the Disclosure Schedule or other Third-Party Claims, including a Third-Party Claim seeking a Product Recall, as to which the Sellers have assumed the defense pursuant to Section 10.3(b), and (2) the Sellers shall reasonably cooperate with Purchaser and its counsel and other representatives, make reasonably available its personnel, including the non-Transferred Employees, and provide reasonable access to the books and records, facilities, testing equipment and other Excluded Assets or Purchased Entity Excluded Assets as may be reasonably requested by Purchaser in connection with its defense, negotiation or settlement of any Third-Party Claims, including a Third-Party Claim seeking a Product Recall (to the extent not assumed by the Sellers pursuant to Section 10.3(b)).

6.7 Further Action. Except as set forth in Section 6.2(b), the Sellers, on the one hand, and Purchaser, on the other hand, shall each use commercially reasonable efforts to (a) take, or cause to be taken, all actions (within its control) necessary or appropriate to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and (b) cause the fulfillment at the earliest practicable date of all of the conditions to the Purchaser’s (in the case of the Sellers) and to the Sellers’ (in the case of Purchaser) respective obligations to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Without limiting the generality of the foregoing, from time to time after the Closing Date, and for no further consideration, each of the Sellers and Purchaser shall, and shall cause its Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby and thereby, including (i) transferring back to Honeywell or any Seller or its designated Affiliates any asset or Liability which was inadvertently transferred to, or held by, Purchaser at the Closing, (ii) transferring to Purchaser any asset or Liability contemplated by this Agreement to be transferred to Purchaser and which was not so transferred at Closing, and (iii) remitting promptly to Purchaser any cash amounts actually received for accounts receivable of the Business generated at any time prior to or on or after the Closing Date. The allocation of all Intellectual Property in connection with the transactions contemplated by this Agreement and the Ancillary Agreements shall be governed by the principles embodied in Sections 2.1(d) (with respect to Intellectual Property licenses), 2.1(f), 2.2(e), 2.2(f), 2.3(h), 2.3(i) and 2.4(c) of this Agreement and by principles embodied in the Intellectual Property License Agreement.

6.8 Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, except as expressly provided herein; provided, however, that (a) Purchaser and the Sellers shall each pay one-half of any and all fees and required to be paid under the HSR Act or any other foreign merger control or foreign investment clearances required by Law to be obtained in connection with the Closing and (b) Purchaser and the Sellers shall each pay one-half of any and all out-of-pocket fees, expenses or other amounts payable to third parties in connection with the matters and obligations set forth in Sections 6.2, 6.3(a) and 6.7.

6.9 Notification of Certain Matters. Each party shall give prompt written notice to the other of the following:

(a) the occurrence or nonoccurrence of any event (including any breach of any of its representations or warranties or a breach of any covenant or agreement of such party) whose occurrence or nonoccurrence could reasonably be expected to cause any of the conditions precedent set forth in Article VII not to be satisfied; and

(b) the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by any party or any of its Affiliates from any Governmental Authority or other third party with respect to this Agreement or the transactions contemplated hereby.

6.10 Employees and Employee Benefit Plans.

(a) Scope of Section. This Section 6.10 contains the covenants and agreements of the parties hereto with respect to the employment status of and provision of employee benefits to the employees of the Sellers and their Affiliates who are employed primarily in connection with the Business and to the employees of the Purchased Entities, in each case, on the Closing Date, including those individuals listed in Section 6.10 of the Disclosure Schedule (the “Employees”) and the provision of employee benefits under the Company Plans to employees of the Purchased Entities and the Sellers who terminate employment on the Closing Date with residual benefits under such Company Plans. Nothing herein expressed or implied confers upon any current or former employee, officer, director, contractor or agent of the Business (including the Purchased Entities) any rights or remedies of any nature or kind whatsoever under or by reason of this Section 6.10. Employees who accept Purchaser’s offer of employment and commence employment with Purchaser as of the Closing, Employees whose rights and obligations arising from their employment relationships shall pass over to Purchaser in connection with the transfer of the Business by operation of Law and Employees of the Purchased Entities who continue their employment with a Purchased Entity as of the Closing, will (except as expressly provided in this Section 6.10) be referred to as “Transferred Employees.”

(b) US Employees. This Section 6.10(b) applies only to Employees employed in the United States (collectively, the “US Employees”).

(i) Purchaser shall, by written offer of employment, offer to hire, effective as of the Closing, the US Employees who are employed by the Sellers or their Affiliates as of the Closing Date, who are listed in Section 6.10(b) of the Disclosure Schedule. Purchaser shall hire each US Employee who accepts such offer. Sellers hereby agree that any current or former employee of the Business (including any US Employee) who (A) as of the Closing Date is receiving or entitled to receive short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits, or (B) as of the Closing Date is receiving or entitled to receive long-term disability benefits shall become eligible or continue to be eligible, as applicable, to receive such benefits under a disability benefit plan of Sellers until such employee is no longer disabled. Upon written notice to Purchaser that such employee has been released to return to active employment, Purchaser shall, by written offer of employment, offer to hire such employee effective on the date such employee is released to return to work, provided that such release date occurs within six (6) months after the Closing Date, and shall hire each such US Employee who accepts such offer. All US Employees who accept Purchaser’s offer of employment and actually commence employment with Purchaser on or after the Closing are referred to herein as “Transferred US Employees.” Terms of employment continuation for each Transferred US Employee shall (1) initially be at the same work location, (2) initially pay a base wage rate and provide cash incentive opportunities no less than each such Transferred US Employee’s base wage rate and cash incentive opportunities in effect as of the Closing Date, (3) initially provide employee benefit plans (other than any equity-based compensation, non-qualified deferred compensation, defined benefit pension plans and retiree health benefits) that are not materially different than those provided to similarly situated United States employees of Purchaser, except that Purchaser shall provide severance benefits to Transferred US Employees as described in Section 6.10(b)(iii), and (4) initially provide other terms and conditions of employment that are not materially different than those provided to similarly situated United States employees of Purchaser. Purchaser shall credit each Transferred US Employee’s service with the Sellers and their respective Affiliates for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual, except that service requirements for vacation or severance entitlements shall be credited) to the extent credited under an analogous Company Plan as of the Closing Date, except to the extent any duplication of benefits would result.

(ii) Nothing in this Agreement shall, or shall be construed to, limit the ability of Purchaser or any of its Affiliates to terminate the employment of any Transferred US Employee at any time and for any or no reason after the Closing.

(iii) With respect to any Transferred US Employee whose employment is involuntarily terminated other than for cause, as the term “cause” is defined in Sellers’ severance plan set forth in Section 6.10(b)(iii) of the Disclosure

Schedule, by Purchaser during the twenty-four (24)-month period beginning on the Closing Date (including, but not limited to, the termination of a Transferred US Employee because he refuses to accept a work relocation that exceeds fifty (50) miles), Purchaser shall provide a severance benefit (consisting of notice pay (if applicable), a lump sum severance payment and subsidized COBRA continuation coverage (it being understood that with respect to the subsidized COBRA continuation portion of the severance benefit, Purchaser will provide subsidized COBRA continuation coverage as though severance benefits paid to such Transferred US Employee had been paid over time rather than in a lump sum)) that shall be substantially similar in value to the severance benefit that such Transferred US Employee would have received under the terms of the severance plan set forth in Section 6.10(b)(iii) of the Disclosure Schedule, calculated as though the Transferred US Employee worked continuously for the Sellers or their respective Affiliates, as applicable, until his termination date with Purchaser.

(iv) Each health benefit plan sponsored by Purchaser for the benefit of the Transferred US Employees shall, where applicable, (A) in the plan year in which the Closing Date occurs waive any pre-existing condition limitation or exclusion or any actively-at-work requirement that was waived or satisfied under an analogous Company Plan as of the Closing Date, and (B) in the plan year in which the Closing Date occurs credit all payments made by Transferred US Employees for healthcare expenses under similar Company Plans during the current plan year for purposes of deductibles, co-payments and maximum out-of-pocket limits.

(v) On and after the Closing Date, Purchaser shall assume and pay when due all Liabilities of the Sellers relating to accrued wages, accrued cash bonuses payable pursuant to the applicable management incentive plan (“MIP”) of the Sellers for the period from January 1, 2011 through the Closing (in the event the Closing occurs after January 1, 2011), accrued cash bonuses payable pursuant to the applicable sales incentive plan (“SIP’) of the Sellers, earned but unused vacation, and accrued leave, in each case, as of the Closing Date with respect to Transferred US Employees, and in each case (other than Liabilities in the nature of wages that would constitute Assumed Liabilities pursuant to Section 2.4(d)(ii) or (iii)), solely to the extent reflected as a Liability in Final Net Working Capital. For the avoidance of doubt, regardless of the date on which the Closing occurs, the Sellers shall retain and pay when due the cash bonuses payable pursuant to the MIP for calendar year 2010 to the Transferred US Employees who earned such bonuses.

(vi) Purchaser shall provide the Transferred US Employees and their covered beneficiaries with continuation coverage in accordance with Section 4980B of the Code and/or Sections 601 through 608 of ERISA (“COBRA”) as a result of any “qualifying events” (as defined in Section 4980B of the Code) that occur after the Closing Date.

(vii) Effective as of the Closing Date, the Transferred US Employees shall no longer be eligible to (A) contribute to the health care flexible spending account or accounts sponsored by the Sellers, except to the extent otherwise provided by and in accordance with COBRA, or (B) contribute to the dependent care flexible spending accounts sponsored by the Sellers. As soon as practicable following the Closing Date, Sellers shall cause the account balances of all Transferred US Employees under any defined contribution plan to become fully vested in accordance with relevant plan provisions, and Sellers shall make to any defined contribution plan maintained by any Seller all employee and matching and any other employer contributions with respect to the Transferred US Employees’ employment service rendered prior to the Closing. Following the Closing Date, Sellers shall take all actions as are necessary or appropriate to ensure that, under the terms of any 401(k) plan maintained by any Seller in which Transferred US Employees participate, each Transferred US Employee may elect to continue repayment of any outstanding loans for the duration of the loan term.

(c) Czech Republic Employees. This Section 6.10(c) applies only to Employees employed in the Czech Republic by HON Czech Controls (“Czech Republic Employees”).

(i) The parties understand and agree that after the Closing, contracts of employment for Czech Republic Employees, including the individuals listed in Section 6.10(c) of the Disclosure Schedule, will, to the extent required by applicable Law, remain in effect, and the Czech Republic Employees’ rights and obligations arising from their employment relationships (i.e., the terms and conditions of employment) will remain unchanged and unaffected by and after the Closing unless changes are permitted by applicable Law or unless Czech Republic Employees and HON Czech Controls mutually agree to amend or terminate any of the contracts of employment for such Czech Republic Employees.

(ii) Sellers represent that, to the Knowledge of the Sellers, Section 6.10(c) of the Disclosure Schedule lists all Czech Republic Employees; however, for the avoidance of doubt, Purchaser agrees to continue to employ all Czech Republic Employees, regardless of whether they are listed in Section 6.10(c) of the Disclosure Schedule.

(iii) Purchaser or HON Czech Controls shall be solely responsible for any amounts becoming payable to Czech Republic Employees under the statutory severance plan or other applicable Laws as a result of their separation from employment with Purchaser or HON Czech Controls at any time on or after the Closing Date, notwithstanding that such amount must be calculated by reference to periods of employment with HON Czech Controls and the Sellers and their Affiliates prior to Closing as well as periods of employment with Purchaser and HON Czech Controls after the Closing.

(iv) On and after the Closing Date, HON Czech Controls shall be obliged to pay when due all Liabilities of the Sellers or HON Czech Controls relating to accrued wages, accrued cash bonuses payable pursuant to the MIP for the period from January 1, 2011 through the Closing (in the event the Closing occurs after January 1, 2011), accrued cash bonuses payable pursuant to the SIP, earned but unused vacation, and accrued leave as of the Closing Date with respect to Czech Republic Employees, in each case (other than Liabilities in the nature of wages that would constitute Assumed

Liabilities pursuant to Section 2.4(d)(ii) or (iii)), solely to the extent reflected as a Liability in Final Net Working Capital. For the avoidance of doubt, regardless of the date on which the Closing occurs, the Sellers shall retain and pay when due the cash bonuses payable pursuant to the MIP for calendar year 2010 to the Czech Republic Employees who earned such bonuses.

(d) Korea Employees. This Section 6.10(d) applies only to Employees employed in Korea (“Korea Employees”).

(i) Purchaser shall, by written offer of employment, offer to hire, effective as of the Closing, the Korea Employees who are employed by the Sellers or their Affiliates as of the Closing Date, who are listed in Section 6.10(d) of the Disclosure Schedule. Purchaser shall hire each Korea Employee, effective on the Closing Date, who accepts such offer. All Korea Employees who accept Purchaser’s offer of employment and actually commence employment with Purchaser on or after the Closing are referred to herein as “Transferred Korea Employees.” Terms of employment continuation for each Transferred Korea Employee shall (1) initially be at the same work location, (2) initially pay a base wage rate and cash incentive compensation no less than each such Transferred Korea Employee’s base wage rate and cash incentive compensation in effect as of the Closing Date, and (3) initially provide employee benefit plans (other than any equity-based compensation, non-qualified deferred compensation, and defined benefit pension plans) and other terms and conditions of employment that are no less favorable in the aggregate than those provided to the Korea Employees as of the Closing Date. Purchaser shall credit each Transferred Korea Employee’s service with the Sellers and their respective Affiliates for purposes of severance calculation described in subsection A below, eligibility to participate, and vesting (but not for purposes of benefit accrual or any other purpose under any defined benefit plan, and not for any purpose under any equity-based or nonqualified deferred compensation plan or arrangement) to the extent credited under an analogous Foreign Plan as of the Closing Date, except to the extent any duplication of benefits would result.

A. Purchaser shall be responsible for any amounts becoming payable to Transferred Korea Employees under the statutory severance plan or Laws as a result of their separation from employment at any time after the Closing, notwithstanding that such amount must be calculated by reference to periods of employment with HON Korea prior to Closing as well as periods of employment with Purchaser after the Closing.

B. For the avoidance of doubt, Seller shall be responsible for any severance amounts becoming payable to Korea Employees who are offered employment by Purchaser, but who decline Purchaser’s offer of employment.

C. On and after the Closing Date, Purchaser shall assume and pay when due all Liabilities of the Sellers relating to accrued wages, accrued cash bonuses payable pursuant to the MIP for the period from January 1, 2011 through the Closing (in the event the Closing occurs after January 1, 2011), accrued cash bonuses payable pursuant to the SIP, earned but unused vacation and accrued leave, in each case, as of the Closing Date with respect to Transferred Korea Employees, and in each case (other than Liabilities in the nature of wages that would constitute Assumed Liabilities pursuant to Section 2.4(d)(ii) or (iii)), solely to the extent reflected as a Liability in Final Net Working Capital. For the avoidance of doubt, regardless of the date on which the Closing occurs, the Sellers shall retain and pay when due the cash bonuses payable pursuant to the MIP for calendar year 2010 to the Transferred Korea Employees who earned such bonuses.

(e) HON Shanghai Employees. This Section 6.10(e) applies only to Employees employed in China by HON Shanghai (“Shanghai Employees”).

(i) The parties understand and agree that, after the Closing, contracts of employment for Shanghai Employees, including the individuals listed in Section 6.10(e) of the Disclosure Schedule will to the extent required by applicable Law remain in effect, and the Shanghai Employees’ rights and obligations arising from their employment relationships (i.e., the terms and conditions of employment) will remain unchanged and unaffected after the Closing unless changes are permitted by applicable Law or unless Shanghai Employees and HON Shanghai mutually agree to amend or terminate any of the contracts of employment for such Shanghai Employees.

(ii) Sellers represent that, to the Knowledge of the Sellers, Section 6.10(e) of the Disclosure Schedule lists all Shanghai Employees; however, for the avoidance of doubt, Purchaser agrees to continue to employ all Shanghai Employees, regardless of whether they are listed in Section 6.10(e) of the Disclosure Schedule, unless such Shanghai Employees’ employment relationships are changed to the extent permitted by applicable Law or unless Shanghai Employees and HON Shanghai mutually agree to amend or terminate any of the contracts of employment for such Shanghai Employees.

(iii) Purchaser or HON Shanghai shall be solely responsible for any amounts becoming payable to Shanghai Employees under the statutory severance plan or other applicable Laws as a result of their separation from employment with HON Shanghai at any time on or after the Closing Date, notwithstanding that such amount must be calculated by reference to periods of employment with HON Shanghai prior to Closing as well as periods of employment with HON Shanghai after the Closing.

(iv) On and after the Closing Date, Purchaser shall assume and pay when due all Liabilities of the Sellers relating to accrued wages, accrued cash bonuses payable pursuant to the MIP for the period from January 1, 2011 through the Closing (in the event the Closing occurs after January 1, 2011), accrued cash bonuses payable pursuant to the SIP, earned but unused vacation, and accrued leave, in each case, as of the Closing Date with respect to Shanghai Employees, and in each case (other than Liabilities in the nature of wages that would constitute Assumed Liabilities pursuant to Section 2.4(d)(ii) or (iii)), solely to the extent reflected as a Liability in Final Net Working Capital. For the avoidance of doubt, regardless of the date on which the Closing occurs, the Sellers shall retain and pay when due the cash bonuses payable pursuant to the MIP for calendar year 2010 to the Shanghai Employees who earned such bonuses.

(f) HON China Employees. This Section 6.10(f) applies only to Employees employed in China by HON China (“China Employees”).

(i) Prior to Closing, the Sellers shall cause HON Shanghai, to offer, in a manner and method that Sellers determine are appropriate, to the China Employees positions that would allow such China Employees to transfer their current employment relationships from HON China to HON Shanghai. Such offered employment shall initially be at the same work location (Shanghai), initially pay a base wage rate and cash incentive compensation no less than each such China Employee’s base wage rate and cash incentive compensation in effect as of the date immediately prior to such transfer, and initially provide employee benefit plans and other terms and conditions of employment that are no less than those provided to each such China Employee as of the date immediately prior to such transfer.

(ii) If prior to Closing, the China Employees do not transfer to HON Shanghai prior to Closing pursuant to Section 6.10(f)(i), then the following provisions will become applicable:

A. Purchaser shall cause HON Shanghai, by written offer of employment, to offer to hire, effective as of the Closing, the China Employees who are employed by HON China as of the Closing Date, who are listed in Section 6.10(f) of the Disclosure Schedule. Purchaser shall cause HON Shanghai to hire each China Employee, effective as of the Closing Date, who accepts such offer. All China Employees who accept HON Shanghai’s offer of employment and actually commence employment with HON Shanghai on or after the Closing are referred to herein as “Transferred China Employees.” Terms of employment continuation for each Transferred China Employee shall (1) initially be at the same work location (Shanghai), (2) initially pay a base wage rate and cash incentive compensation no less than each such Transferred China Employee’s base wage rate and cash incentive compensation in effect as of the Closing Date, and (3) initially provide employee benefit plans (other than any equity-based compensation, non-qualified deferred compensation, and defined benefit pension plans) and other terms and conditions of employment that are not materially different than those provided to similarly situated HON Shanghai Employees as of the Closing Date. HON Shanghai shall credit each Transferred China Employee’s service with HON China and its respective Affiliates for purposes of severance calculation described in subsection (B) below, eligibility to participate, and vesting (but not for purposes of benefit accrual or any other purpose under any defined benefit plan, and not for any purpose under any equity-based or nonqualified deferred compensation plan or arrangement) to the extent credited under an analogous Foreign Plan as of the Closing Date, except to the extent any duplication of benefits would result.

B. HON Shanghai shall be responsible for any amounts becoming payable to Transferred China Employees under the statutory severance plan or Laws as a result of their separation from employment at any time after the Closing, notwithstanding that such amount must be calculated by reference to periods of employment with HON China prior to Closing as well as periods of employment with HON Shanghai after the Closing.

C. For the avoidance of doubt, HON China shall be responsible for any severance amounts becoming payable to China Employees who are offered employment by HON Shanghai, but who decline HON Shanghai’s offer of employment. With respect to any China Employee who does not consent to the transfer of his/her employment to HON Shanghai, and instead elects to be terminated with severance (paid or to be paid by Sellers) and rehired by Purchaser, Purchaser shall still cause HON Shanghai or one of its Affiliates to offer to hire such employee per subsection (A) above. However, such China Employee will not be credited with his/her service with HON China.

D. On and after the Closing Date, HON Shanghai shall assume and pay when due all Liabilities of the Sellers relating to accrued wages, accrued cash bonuses for the period from January 1, 2011 through the Closing (in the event the Closing occurs after January 1, 2011), accrued cash bonuses payable pursuant to the SIP, earned but unused vacation and accrued leave, in each case, as of the Closing Date with respect to Transferred China Employees, and in each case (other than Liabilities in the nature of wages that would constitute Assumed Liabilities pursuant to Section 2.4(d)(ii) or (iii)), solely to the extent reflected as a Liability in Final Net Working Capital. For the avoidance of doubt, regardless of the date on which the Closing occurs, the Sellers shall retain and pay when due the cash bonuses payable pursuant to the MIP for calendar year 2010 to the Transferred China Employees who earned such bonuses.

(g) Nothing contained in this Section 6.10 or any other provision of this Agreement, (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) create any third-party beneficiary rights or obligations in any Person (including any Transferred Employee) other than the parties to this Agreement, including with respect to (x) any right to employment or continued employment or to a particular term or condition of employment with Purchaser, the Purchased Entities or any of their respective Affiliates and (y) the ability of Purchaser or any of its Affiliates (including, following the Closing Date, the Purchased Entities) to amend, modify, or terminate any benefit or compensation plan, program, agreement or arrangement at any time established, sponsored or maintained by any of them.

6.11 Indebtedness; Intercompany Accounts.

(a) No later than the Closing Date, (i) Honeywell shall discharge (or otherwise cause to be extinguished), or shall cause Sellers or their applicable Subsidiaries (other than any of the Purchased Entities) to discharge (or otherwise cause to be extinguished), to the extent practicable, any and all Indebtedness outstanding immediately prior to the Closing of the

Purchased Entities owed to any Person other than another Purchased Entity, and (ii) Honeywell shall, or shall cause Sellers or their applicable Subsidiaries to, terminate or cancel any and all intercompany accounts and Contracts (excluding ordinary course arms’ length trade payables and receivables and the agreements set forth on Section 6.11(a) of the Disclosure Schedule) between any of Honeywell or its Subsidiaries (other than any of the Purchased Entities), on the one hand, and any of the Purchased Entities, on the other hand.

(b) To the extent that (i) any obligations of the Business (including the Purchased Entities) are secured by a letter of credit/bank guarantee or guarantee by Honeywell or any of its Affiliates (other than the Purchased Entities), Purchaser shall use commercially reasonable efforts to (A) cause Purchaser or one of its Affiliates on or prior to the Closing Date to be substituted for Honeywell or any of its Affiliates (other than the Purchased Entities), as applicable, with respect to (and cause Honeywell or such Affiliate to be released from) the financial and performance guarantees provided by Honeywell or any of its Affiliates relating to such obligation, and (B) cause to be issued letters of credit/bank guarantees as replacement letters of credit/bank guarantees for ones issued by Honeywell or its Affiliates (collectively, “Honeywell L/Cs”) on or prior to the Closing Date and to use commercially reasonable efforts to have the Honeywell L/Cs cancelled or terminated and (ii) any obligations of Honeywell or its Affiliates (other than the Purchased Entities) are secured by a letter of credit/bank guarantee or guarantee by the Purchased Entities, Honeywell shall use commercially reasonable efforts to (A) cause Honeywell or one of its Affiliates (other than the Purchased Entities) on or prior to the Closing Date to be substituted for the Purchased Entities, as applicable, with respect to (and cause the Purchased Entities to be released from) the financial and performance guarantees provided by any Purchased Entity relating to such obligation, and (B) cause to be issued letters of credit/bank guarantees as replacement letters of credit/bank guarantees for ones issued by any Purchased Entity (collectively, “Purchased Entity L/Cs”) on or prior to the Closing Date and to use commercially reasonable efforts to have Purchased Entity L/Cs cancelled or terminated; provided, however, that to the extent such guarantees cannot be extinguished or such letters of credit/bank guarantees cannot be replaced or terminated on or prior to the Closing, (x) Purchaser shall use commercially reasonable efforts to do so as promptly as practicable following the Closing and shall indemnify and hold Honeywell and its Affiliates (other than the Purchased Entities) harmless from and against any and all Losses resulting from any payment after the Closing Date by any of Honeywell or its Affiliates (other than the Purchased Entities) under the guarantees or letters of credit/bank guarantees referenced in clause (b)(i) of this Section 6.11 and (y) Honeywell shall use its commercially reasonable efforts to do so as promptly as practicable following the Closing and shall indemnify and hold Purchaser harmless from and against any and all Losses resulting from any payment after the Closing Date by Purchaser or the Purchased Entities under the guarantees or letters of credit/bank guarantees referenced in clause (b)(ii) of this Section 6.11. Prior to the Closing, Honeywell will cooperate with Purchaser in connection with the actions described in Section 6.11(b)(i)(A). For purposes of this Section 6.11, “commercially reasonable efforts” shall include Honeywell or Purchaser, as the case may be, obtaining a letter of credit for which Purchaser or Honeywell, as the case may be, is a beneficiary (on terms identical to the corresponding letter of credit) if the beneficiaries of such letter of credit do not agree to a substitution or replacement.

6.12 Insurance Matters.

(a) The Sellers shall use commercially reasonable efforts to keep, or cause to be kept, all insurance policies presently maintained that are for the benefit of the Business, or substantially comparable replacements therefor, in full force and effect through the Closing. Coverage for the Business shall terminate as of the Closing Date under all such policies other than any such policies solely and directly held by the Purchased Entities; provided that subject to the terms of the applicable Occurrence Policies and to Section 6.12(b), Occurrence Policies will remain in effect after the Closing Date in respect of claims arising under such policies prior to the Closing Date.

(b) Prior to the Closing Date, Honeywell shall use its reasonable efforts to cause any carriers who have underwritten any global and excess liability insurance policies and any other policies which provides insurance coverage to the Business on an “occurrence” basis or otherwise covers any Purchased Assets (the “Occurrence Policies”) to continue to make coverage available to the Business for claims arising prior to the Closing Date, subject to the insurance policy’s or policies’ terms and conditions. With respect to the Occurrence Policies, the Sellers shall, and shall cause their Affiliates to, use commercially reasonable efforts to assist Purchaser or the Purchased Entities, as applicable, subject to the terms of the applicable Occurrence Policies, to pursue existing claims and assert new claims under such policies, and the Sellers will, and prior to the Closing Date will cause the Purchased Entities to, cooperate in such pursuit as reasonably requested by Purchaser (including by giving Purchaser access to historical claim information relating to such policies as they relate to the Business) and Honeywell shall use commercially reasonable efforts to notify Purchaser where the limits of any applicable Occurrence Policy may be exhausted.

6.13 Non-Solicitation of Employees.

(a) Each of the Sellers agrees that from the Closing Date through the second anniversary of the Closing Date, without the prior written consent of Purchaser, it will not, directly or indirectly, solicit or hire any Transferred Employee (other than clerical or non salaried employees); provided, however, the foregoing shall not prohibit any Seller from (i) engaging in the general solicitation (whether by newspaper, trade publication or other periodical) of employees, so long as such solicitation is not directed specifically at Transferred Employees, or (ii) soliciting or hiring any such Transferred Employee who has not been employed by Purchaser or Sensata Technologies, B.V. or any of its Subsidiaries within the three (3) month period prior to their solicitation or hiring.

(b) Except for the Transferred Employees, Purchaser, on behalf of itself and its Affiliates, agrees that from the Closing Date through the second anniversary of the Closing Date, without the prior written consent of Honeywell, it will not, directly or indirectly, solicit or hire any member of the pressure sensor engineering team or any engineer that develops Level 1 Technology, in each case, that is employed by Honeywell’s Sensing and Control division at its Columbus, Ohio facility, its Freeport, Illinois Plant 4, or Richardson; provided, however, that if Purchaser or its Affiliates inquire of any person whether he/she falls within the foregoing classification, Purchaser or such Affiliate will be entitled to rely on such person’s response without Liability under this Section 6.13(b) in connection with any untrue statements made by such person; provided, further, that (i) Purchaser or such Affiliate has no Knowledge that such person’s response is false or untrue and (ii) in the event that at any time Purchaser obtains Knowledge that such person’s response was false or untrue, then Purchaser or such Affiliate shall promptly take all necessary steps to terminate the employment of such person; provided, further, that none of the foregoing shall prohibit Purchaser or its Affiliates from (A) engaging in the general solicitation (whether by newspaper, trade publication or other periodical) of such employees, so long as such solicitation is not directed specifically at such employees, or (B) soliciting or hiring any such employee who has not been employed by any Seller or any of their Subsidiaries within the three-month period prior to their solicitation or hiring.

6.14 Non-Competition.

(a) For a period of three (3) years from the Closing Date, Honeywell will not, and Honeywell will cause its Subsidiaries not to, directly or indirectly, whether as principal, agent, partner, officer, director, stockholder, employee, consultant or otherwise, alone or in association with any other Person, own, manage, operate, control, participate in, acquire more than 5% of (or the right to acquire more than 5% of) any class of voting securities of (subject to the other provisions of this Section 6.14(a)), perform services for, or otherwise carry on, a business which manufactures, calibrates, tests, or sells any (i) pressure-based, Hall, magneto resistive, variable reluctance based, vane and linear position or other sensors in Application-Specific Packaging for use in the Automotive Field; (ii) pressure sensors configured for exhaust applications in the Transportation Field; (iii) vane and linear position sensors in Application-Specific Packaging for use in the Turbo Field; or (iv) Level 1.5 Modules for use within the Automotive Field or that are market competitive with Existing Products (a “Competing Business”); provided that nothing in this Section 6.14 shall be deemed to limit in any way the activities of the Honeywell and its Affiliates with respect to (including the manufacture, calibration, testing, or sale of) (1) Optical Products, (2) Thermal Products, (3) Current-Sensing Products, (4) surface and bulk acoustic wave-based products, (5) switches (basic electromechanical switches, pressure switches, Operator Controls), (6) test-and-measurement products sold for use in laboratory and R&D applications, (7) compass sensor products, (8) sensor products developed independently by any division of Honeywell other than its Sensing and Control division (without use of any Intellectual Property of Honeywell’s Sensing and Control division), or by any third party for use or sale by any division of Honeywell other than its Sensing and Control division, in either case which are any of the following: (A) Retained Products as of the Closing Date and Acceptable Product Derivations thereof that are not products of the Sensing and Control division, or (B) any product that incorporates a sensor as a component thereof, and that provides material functionality other than sensing (including, e.g., software used for engine and engine-component (including sensor) calibration and control (which may include components that contain sensors)), or (C) any sensor that was developed for use outside the Automotive Field and which has not been intentionally modified to become a product for use in the Automotive Field); provided that Honeywell and its Affiliates shall not be limited in any respect with respect to the sale of sensors, either individually or as included in turbochargers, turbocharger components or brakes or brake products (whether made by a Honeywell division other than its Sensing and Control division or by any third party), by Honeywell’s Turbocharger Technology division to actuator suppliers or final customers for use in turbochargers or components or by Honeywell’s Friction Materials division to customers for use in brake products, (9) any non-sensor products (i.e., a product that has no material sensor functionality) made by any Honeywell division, (10) Flow Sensor Products, (11) electrostatic charge sensors, (12) humidity sensors, (13) fluid quality sensors, (14) gas sensors and gas detection products (e.g., O2, NOx), (15) sensors that are not Level 1.5 Modules, and are not in Application-Specific Packaging for use in the Automotive Field, which appear in Honeywell’s Sensing and Control division standard line guides and which are sold through distributors (regardless of whether such distributors are Existing Customers); provided, however, that in connection with such sensor products, upon the request of a customer, Honeywell may provide to such customer custom calibration services (but without modification of such sensor or the Packaging containing such sensor), (16) Level 1 Products or the Sleipnir ASIC, and (17) resistive film-based rotary position sensors that are assembled in and sold through Honeywell Automation India Limited for throttle position sensing applications that do not embody or use any Intellectual Property used in the Business or otherwise licensed to Purchaser pursuant to the transactions contemplated herein, (products that are included within the categories of products set forth in subsections (1) through (17) above are referred to in this Agreement as “Excluded Products”); provided further however, that if a specific Existing Product that is listed on Section 2.4(c) of the Disclosure Schedule pursuant to clause (i) of the definition of “Existing Product” is included in one of the above categories of Excluded Products, that specific Existing Product and Acceptable Product Derivations of that specific Existing Product shall not be considered an Excluded Product. The restrictions set forth in this Section 6.14(a) shall not be construed to prohibit or restrict the Sellers or any of their respective Affiliates from acquiring any Person or business that engages in any Competing Business except to the extent that the Competing Business involves the manufacture, calibration, testing, or sale of products that are market competitive with Existing Products and Acceptable Product Derivations as of the date of such acquisition (“Prohibited Acquired Entity Activities”) and such Prohibited Acquired Entity Activities (A) constitutes at the time of acquisition or at any time until three (3) years from the Closing Date in excess of five percent (5%) of the revenues of the Person or business acquired, or (B) has at the time of acquisition or at any time until three (3) years from the Closing Date more than Twenty Five Million Dollars ($25,000,000) per fiscal year in revenue, in which case the applicable Seller or Affiliate may acquire such Person or business but will use commercially reasonable efforts to divest that portion of such Person or business that engages in the Prohibited Acquired Entity Activities (the “Prohibited Portion”) within nine (9) months after its acquisition of the Prohibited Portion, and, if not possible within such period, as soon as practicable thereafter. Honeywell shall provide Purchaser with the exclusive opportunity to negotiate for a period of sixty (60) days with Honeywell with respect to the possible acquisition by Purchaser of all or substantially all of the Prohibited Portion prior to entering into any negotiations or discussions with another Person with respect to such divestiture, such sixty (60) day period to commence on the date Purchaser receives written notice of the closing of any such acquisition by Honeywell of such Prohibited Portion. If no definitive agreement for the sale of all or substantially all of the Prohibited Portion has been executed by Purchaser and Honeywell within such sixty (60) day period, Honeywell shall have the right to take any and all actions necessary or appropriate to seek to consummate a sale of the Prohibited Portion.

(b) Notwithstanding anything to the contrary in this Agreement, the prohibitions in Section 6.14(a) shall not apply to (i) any businesses or operations of the Sellers or any of their respective Subsidiaries which are transferred to any third party (other than to a Subsidiary of any Seller) after the date hereof, or (ii) any Subsidiaries of any Sellers control of which is transferred to any third party (other than to a Subsidiary of any Seller) after the date hereof.

(c) The Sellers acknowledge and agree that the covenants contained in this Section 6.14 are a material and substantial part of the transactions contemplated hereby and are entered into in connection with, and as an inducement to, the acquisition by Purchaser of the Purchased Assets.

(d) The Sellers acknowledge and agree that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 6.14 will be inadequate and, accordingly, the Sellers covenant and agree that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction. In addition, the Sellers and Purchaser agree that the terms of the covenant in this Section 6.14 are fair and reasonable in light of Purchaser’s plans for the Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the covenants contained in this Section 6.14 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 6.14 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

6.15 Business Confidential Information.

(a) The Sellers acknowledge and agree that the books, records, data and other documents and confidential information concerning the Business and/or the products, services, customer development information (including customer and prospect lists), sales activities and procedures, promotional and marketing techniques, pricing, plans and strategies, financing, development and expansion plans and credit and financial data concerning customers and suppliers and other information of or to the extent relating primarily to the Business are considered by Purchaser to be confidential, and in some cases are in the nature of trade secrets, and are valuable assets of the Business, access to and knowledge of which are essential to preserve the goodwill, customer relationships and ongoing business relationships of the Business for the benefit of Purchaser. The Sellers further agree that all knowledge and information described in the preceding sentence that is not in the public domain (unless such knowledge and information is in the public domain as a result of a breach of this or any other confidentiality agreement by the Sellers or any of their Affiliates) shall be considered confidential information (collectively, the “Business Confidential Information”). For the avoidance of doubt, the term Business Confidential Information shall not include information to the extent it (i) does not relate to the Business, (ii) becomes available to the Sellers or any of their Affiliates on a non-confidential basis from a source other than Purchaser or, after the Closing, the Purchased Entities; provided that to the Sellers’ or any of their Affiliates’ knowledge such source is not bound by a confidentiality agreement with or similar obligation to Purchaser or the Purchased

Entities with respect to such information, (iii) is independently developed by the Sellers or any of their Affiliates under circumstances not involving a breach of this Section 6.15, or (iv) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law.

(b) The Sellers hereby agree that following the Closing Date they shall hold the Business Confidential Information in confidence and not use or disclose or cause or permit to be used or disclosed any of the Business Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure of Business Confidential Information is required by Law or appropriate court order and sufficient advance written notice thereof, if legally permitted, is provided to Purchaser to permit Purchaser to seek a protective order or other appropriate remedy. The provisions of this Section 6.15 shall expire on the fifth anniversary of the Closing.

6.16 Waiver of Conflicts and Attorney-Client Privilege. Purchaser hereby waives, on its own behalf, and agrees to cause the Purchased Entities, after the Closing, to waive, (a) any conflicts that may arise in connection with any legal counsel that represents any of the Business (including the Purchased Entities) in connection with this Agreement (the “Current Representation”) undertaking after the Closing the representation of any current stockholder, officer, employee or director of the Business (including the Purchased Entities) (a “Post-Closing Representation”) and (b) their rights of attorney-client privilege with respect to any communication between such counsel and any such stockholder, officer, employee or director, occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser on or following the Closing. The Sellers hereby acknowledge that nothing in the foregoing shall be construed to restrict certain advisors, including accountants and attorneys, that have represented and continue to represent the Sellers and their Subsidiaries from continuing to represent Purchaser and its Affiliates, including in connection with the transactions contemplated by this Agreement, in accordance with the terms and conditions of any conflict waiver or similar documents entered into between the Sellers and such advisors.

6.17 Closing Cash Balance. Honeywell shall use its reasonable best efforts to cause all cash and cash equivalents held by HON Czech Controls as of the Closing to be transferred to Honeywell or one or more of its Subsidiaries (other than the Purchased Entities) prior to the Closing; provided, however, that to the extent any cash or cash equivalents held by HON Czech Controls as of the Closing is not so transferred prior to the Closing, the amount of such cash and cash equivalents not so transferred shall be included as a current asset in Final Net Working Capital.

6.18 Sellers’ Marks. Purchaser, each of its Affiliates and its and their respective directors, officers, successors, assigns, agents, or representatives shall not register, or attempt to register, and shall not directly or indirectly use, in any fashion, including in signage, corporate letterhead, business cards, internet websites, marketing material and the like, or seek to register, in connection with any products or services anywhere in the world in any medium, any Intellectual Property that includes, is identical to or is confusingly similar to, any of the trademarks, service marks, domain names, trade names or other indicia of origin owned by the Sellers, including, but not limited to, the HONEYWELL mark and the Excluded Names

(collectively, “Sellers’ Marks”), nor shall any of them challenge or assist any third party in opposing the rights of the Sellers anywhere in the world in any such Intellectual Property. Subject to the restrictions set forth herein, the Sellers hereby grant to Purchaser effective as of the Closing Date, a personal, nonexclusive, nontransferable (other than in the case of Purchaser assigning its rights hereunder to one or more of its Affiliates or a third party in connection with a sale of all or substantially all of the Business), royalty-free license for six (6) months after the Closing Date, (a) to continue use of the Sellers’ Marks on signage, marketing materials and other materials, in each case, existing, in use and contained in the Purchased Assets or owned by the Purchased Entities as of the Closing Date, and (b) to continue use of the Sellers’ Marks in inventory existing as of the Closing Date and in tools, dies and molds acquired by Purchaser hereunder which carry one or more of the Sellers’ Marks to be cast, struck or molded into inventory (and the inventory resulting from such use), in each case, solely in a substantially similar manner as used by the Sellers in connection with the Business as of the Closing; provided, however, that (i) the term of the license in clause (b) shall be extended, for a period reasonably necessary, but in no event longer than eighteen (18) months after the Closing Date, for Purchaser to dispose of, consume, or complete manufacture of all inventory included in the Purchased Assets or owned by the Purchased Entities as of the Closing Date or created after the Closing Date in compliance with clause (b) above (which may include continuing a production run during such period; provided that such use is solely permitted: (A) where Purchaser in no way deviates from the manner and placement of historical use of such Seller’s Marks; and (B) Purchaser cannot feasibly discontinue such usage without replacement of tool, die, or mold components during such production run), and (ii) Purchaser shall not take any action or omit to take any action which may reasonably be expected to derogate, erode or tarnish the Sellers’ Marks, or otherwise diminish the value of the Sellers’ Marks or impair the goodwill associated with the Sellers’ Marks. Purchaser shall in any event phase out such use of such tools, dies and molds as soon as is reasonably practicable, and, in particular, shall if practicable remove the cast for such marks from each such tool, die or mold on the first occasion after the Closing Date when such tool, die or mold is refurbished. Except as expressly provided in this Section 6.18, such limited license shall terminate six (6) months after the Closing Date regardless of whether any tool, die or mold has been refurbished; and all use by Purchaser of Seller’s marks in any manner shall cease. Notwithstanding the foregoing, promptly following the Closing Date, Purchaser shall take all steps within Purchaser’s control or ability to change the names of the Purchased Entities to names not containing the word “Honeywell”; provided, however, that with respect to use of the name “Honeywell-Xin Yao Automotive Sensors (Shanghai) Co., Ltd.”, Purchaser shall have a limited license until the effective time of the name change, so long as until the effective time of the name change, it restricts use of such name to those uses that cannot be substituted for an alternative name due to applicable Chinese Law. All use of Sellers’ Marks as permitted hereunder shall inure to the benefit of the Sellers.

6.19 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article IX hereof, the Sellers shall not take, and shall cause the Purchased Entities not to take, or permit any other Person on their behalf to, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Purchaser and its representatives) concerning any merger or recapitalization involving the Purchased Entities, sale of Equity Interests, any sale of all or substantially all of the assets of the Business or similar transaction involving the Business or any of the Purchased Entities (other than sales of inventory in the ordinary course of business). The

Sellers shall, and shall cause the Purchased Entities and their officers, directors, agents and representatives to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any merger or recapitalization involving the Purchased Entities, sale of Equity Interests, any sale of all or substantially all the assets of the Business or other similar transaction. Honeywell shall, subject to any contractual limitations, notify Purchaser if any formal written offer for the purchase of all or substantially all of the Business is received by Honeywell from a third party.

6.20 Certain Payments. The Sellers shall, within any contractually required period and, if no such period exists, within thirty (30) days from the Closing Date, pay all of Sellers’ and the Purchased Entities’ obligations under employee benefit arrangements, employment agreements, retention agreements, or other similar arrangements, in each case as in effect immediately prior to the Closing Date, which come due as a result of the transactions contemplated hereby, including any stay or transaction bonuses.

6.21 Compliance with Letter Agreements. Purchaser and the Sellers shall comply in all respects with the terms and conditions of the letter agreements, as may be amended from time to time in accordance with their respective terms, which are entered into on the date hereof or on the Closing Date by and between one or more of the Sellers and Purchaser.

6.22 HTT Supply Agreement. From the date hereof through the Closing, Honeywell and Purchaser shall make available such resources as are reasonably necessary or appropriate to the completion of, and shall negotiate in good faith the terms and conditions of, the HTT Supply Agreement.

6.23 HTT Support Obligation. If Honeywell and Purchaser do not agree to, and deliver duly executed counterparts of, a mutually acceptable HTT Supply Agreement at Closing, then for a period of five (5) years following the Closing (which period may be extended if mutually agreed to by the parties), Purchaser shall, or shall cause its Affiliates to, fulfill all purchase orders received from HTT (up to the top projected volumes and pursuant to the sensor pricing Schedule included in Section 6.23 of the Disclosure Schedule) with respect to the sensor products set forth in Section 3.3(a)(vii) of the Disclosure Schedule. For the avoidance of doubt, mutual agreement on an HTT Supply Agreement shall not be a condition to either Sellers’ or Purchaser’s respective obligations to consummate the Closing.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Obligations of the Sellers and Purchaser. The respective obligations of each Seller, on the one hand, and Purchaser, on the other hand, to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no suit, action or other proceeding shall be pending before any court or Governmental Authority that would reasonably be expected to result in any such Governmental Order; and

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired and any required clearances, approvals or confirmations of the transactions contemplated by this Agreement pursuant to any other foreign merger control or foreign investment clearances required by Law to be obtained before Closing shall have been received.

7.2 Additional Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a) the representations and warranties of the Sellers contained in Article IV of this Agreement (without giving effect to any Business Material Adverse Effect, or materiality qualifiers therein) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not individually or in the aggregate result in a Business Material Adverse Effect, and the representation in Section 4.6(b) shall be true and correct as of the Closing Date;

(b) the Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c) the Sellers shall have delivered to Purchaser a certificate executed by an officer of Honeywell that the conditions set forth in paragraphs (a) and (b) above have been satisfied;

(d) receipt of any and all Chinese Governmental Authority approvals of the transfer of HON China’s Equity Interest in HON Shanghai to Purchaser and the consent of any other third parties (including the China Consent) required in connection with the transfer and assignment of HON China’s Equity Interest in HON Shanghai to Purchaser; and

(e) the Sellers shall have delivered to Purchaser those items set forth in Section 3.3(b), except for the item set forth in Section 3.3(b)(viii) (it being understood that such item shall not be a condition to Purchaser’s obligation to consummate the transactions contemplated by this Agreement).

7.3 Additional Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part in their sole discretion):

(a) the representations and warranties of Purchaser contained in Article V of this Agreement shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not result in a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Purchaser shall have delivered to the Sellers a certificate executed by an officer of Purchaser that the conditions set forth in paragraphs (a) and (b) above have been satisfied; and

(d) Purchaser shall have delivered to the Sellers those items set forth in Section 3.3(a), except for the item set forth in Section 3.3(a)(vii) (it being understood that such item shall not be a condition to Sellers’ obligation to consummate the transactions contemplated by this Agreement).

ARTICLE VIII

CERTAIN TAX MATTERS

8.1 Tax Returns. Except as otherwise provided in Section 8.5:

(a) The Sellers shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Business (including the Purchased Entities) for Tax periods ending before the Closing Date and, except as otherwise required by applicable Law, the Sellers shall prepare such Tax Returns in a manner consistent with past practice and shall remit or cause to be remitted all Taxes shown as due on such Tax Returns (subject to the Sellers’ right to reimbursement from Purchaser for any such Taxes with respect to the Business for which the Sellers do not indemnify Purchaser under Section 8.4).

(b) Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Business (including the Purchased Entities) for Tax periods ending on or after the Closing Date (other than Tax Returns of the Sellers for Tax periods ending on or after the Closing Date that include the Business (including the Purchased Entities) for periods ending prior to the Closing Date), and except as otherwise required by applicable Law, Purchaser shall prepare such Tax Returns that relate to a period beginning before the Closing Date in a manner consistent with past practices and shall remit or cause to be remitted any Taxes due in respect of such Tax Returns (subject to Purchaser’s right to reimbursement from the Sellers for any such Taxes for which the Sellers indemnify Purchaser under Section 8.4).

(c) Following the Closing Date, no party shall file any amended Tax Return (unless required by any Governmental Authority) relating to the Purchased Entities for Tax periods ending before the Closing Date, without the prior written consent of the other party (which consent shall not be unreasonably withheld).

(d) The parties acknowledge and agree that no election pursuant to Code Section 108(i) shall be made on any Tax Return of the Purchased Entities for any Tax period that begins prior to the Closing Date.

8.2 Cooperation on Tax Matters; Contests.

(a) Purchaser and the Sellers shall cooperate in good faith, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VIII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and the Sellers each agree (i) to retain all books and records in its possession with respect to Tax matters pertinent to the Business and the Purchased Assets (including the Purchased Entities) relating to any taxable period beginning prior to the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the other party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, to allow the other party to take possession of such books and records.

(b) Purchaser and the Sellers further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c) With respect to any Tax Return described in Section 8.1(b) as to which an amount of Tax is allocable to, or would otherwise be borne by, the Sellers or any of their Subsidiaries (other than the Purchased Entities), Purchaser shall provide the Sellers with a pro forma draft of the portion of such Tax Return (including all necessary supporting schedules and information) reflecting only the tax items of the Business (including the Purchased Entities) at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and the Sellers and their authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return. Any such comments shall be provided to Purchaser at least 10 days prior to such due date.

(d) With respect to any Tax Return described in Section 8.1(a) that relate to the Purchased Entities and are filed after the Closing Date, the Sellers shall provide Purchaser with a pro forma draft of such Tax Return (including all necessary supporting schedules and information) reflecting only the tax items of the Business (including the Purchased Entities) at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Purchaser and its authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return. Any such comments shall be provided to the Sellers at least 10 days prior to such due date. Purchaser shall at its own cost and expense fully and accurately complete and submit any Tax data packages required by the Sellers within the time periods established by the Tax Department of Honeywell reasonably consistent with past practices.

(e) Each party shall have the right to conduct and control in its sole and absolute discretion any audit or dispute with any Taxing Authority relating to any Tax Returns it has the responsibility to file pursuant to this Article VIII; provided that (i) the Sellers shall consult with, and give reasonably participation rights to, Purchaser with respect to the handling of any audit or dispute involving a Tax Return the Sellers have the responsibility to file pursuant to Section 8.1(a) if such audit or dispute would be reasonably expected to result in an increase in Tax Liability of Purchaser or a Purchased Entity, and the Sellers shall not settle any such audit or dispute without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) Purchaser shall consult with, and give reasonably participation rights to, the Sellers with respect to the handling of any audit or dispute involving a Tax Return that Purchaser has the responsibility to file pursuant to Section 8.1(b) if such audit or dispute would be reasonably expected to result in an increase in Tax Liability of any Seller or any Person that files a consolidated federal income Tax Return together with any Seller (and any state, local or foreign consolidated, unitary or combined Tax Return), or in any Liability for which the Sellers have agreed to indemnify Purchaser pursuant to Section 8.4, and Purchaser shall not settle any such audit or dispute without the consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. If either party receives a notice of audit or claim for Taxes relating to any Tax Return that the other party has the responsibility to file pursuant to this Article VIII, the party receiving the notice or claim shall promptly forward a copy thereof to the other party.

8.3 Tax Sharing Agreements. All Tax sharing agreements or similar agreements relating to the sharing, allocation or indemnification of Taxes, or surrender of reliefs, with respect to or involving the Business, the Purchased Assets, or Purchased Entities shall be terminated as of the Closing Date and, after the Closing Date, Purchaser, any of its Affiliates, and the Purchased Entities shall not be bound thereby or have any Liability thereunder.

8.4 Tax Indemnifications.

(a) The Sellers shall be liable for, and shall indemnify and hold Purchaser and the Purchased Entities harmless against, Losses related to the following Taxes (except to the extent specifically reflected as a Liability in the computation of the Final Net Working Capital): (i) Taxes imposed (A) on the Purchased Entities or (B) with respect to the Business or on the ownership or operation of the Purchased Assets, in each case, with respect to taxable periods ending before the Closing Date; (ii) with respect to taxable periods beginning before the Closing Date and ending on or after the Closing Date (the “Straddle Period”), Taxes imposed (A) on the Purchased Entities, or (B) with respect to the Business or on the ownership or operation of the Purchased Assets, in either case which are allocable, pursuant to Section 8.4(c), to the portion of such period ending on the day immediately prior to the Closing Date, and (iii) Taxes of the Sellers or any of their Affiliates (other than the Purchased Entities), but excluding any Taxes imposed on the ownership of the Purchased Assets, whether arising out of the transactions contemplated by this Agreement or otherwise, for any and all Tax periods. Notwithstanding anything to the contrary above, with respect to any Straddle Period, any actions taken by the Purchased Entities outside the ordinary course of business on the Closing Date but on or before the Closing shall be deemed to occur in the portion of such period ending on the day immediately prior to the Closing Date for purposes of this Section 8.4(a).

(b) The Sellers shall be liable for, and shall indemnify and hold Purchaser and the Purchased Entities harmless against, any successor or transferee Liability or other secondary or other non-primary Liability imposed on Purchaser, any of its Affiliates, and, following the Closing, any of the Purchased Entities or Purchased Assets as a result of transactions or events occurring (including those contemplated by this Agreement), or contracts or agreements entered into, prior to the Closing Date, or as a result of any Purchased Entity or Purchased Asset being part of or owned by, or ceasing to be part of or owned by, an affiliated, combined, consolidated, unitary, or other similar group prior to the Closing (including any Liability for the unpaid Taxes of any Person under Treasury Regulation Section 1.1502-6, or any similar provision of state, local, or non-U.S. law).

(c) In the case of Taxes that are payable with respect to the Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the day immediately prior to the Closing Date shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible, including wages or payments to other person) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended on day immediately prior to the Closing Date; provided, however any items determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the day immediately prior to the Closing Date by multiplying such amounts by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the day immediately prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and

(ii) in the case of Taxes other than those described in paragraph (i), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the day immediately prior to the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 8.4(c) taking into account the type of the Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 8.4(c) shall be computed by reference to the level of such items on the day immediately prior to the Closing Date. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with past practice of the Sellers.

(d) If Purchaser or a Purchased Entity receives any credit or a refund of Taxes (excluding VAT imposed with respect to the transfer of the Purchased Assets) imposed with respect to the Business (including the Purchased Entities) (i) for any taxable period ending prior to the Closing Date, or (ii) which are allocable, pursuant to Section 8.4(c), the portion of a Straddle Period ending prior the Closing Date, except to the extent any such credit or refund of Taxes (A) is specifically reflected as an asset in the computation of Final Net Working Capital, (B) solely with respect to the Purchased Entities, results in any amount of Tax that the Sellers are not required to indemnify Purchaser for under this Agreement, or (C) solely with respect to the Purchased Entities, arises as a result of the carryback of a loss or credit from a loss from a Tax period (or portion thereof) beginning on or after the Closing Date, then Purchaser shall promptly pay or cause to be paid such amount (net of reasonable out-of-pocket costs incurred to obtain the refund) to the relevant Seller. For the avoidance of doubt, Purchaser and the Purchased Entities shall be entitled to waive any carryback of a loss or credit from a Tax period beginning on or after the Closing Date to the extent permitted by Tax Law. Notwithstanding anything to the contrary contained in this Agreement, the Sellers make no representation, warranty or guaranty that any of the Purchased Entities have or will have any Tax losses or Tax credits for any Tax period (or portion thereof) ending before the Closing Date that will carry forward to any Tax period (or portion thereof) beginning on or after the Closing Date.

8.5 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest, but excluding any value added Tax) (collectively, “Transfer Taxes”) incurred in connection with this Agreement and the Ancillary Agreements shall be borne 50% by Purchaser and 50% by the Sellers. Notwithstanding anything in Section 8.1 to the contrary, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by the party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will provide such Tax Returns to the other party for such other party’s review and approval at least ten (10) days prior to the date such Tax Returns are due to be filed. Each party shall promptly pay all Transfer Taxes to which it is responsible pursuant to this Section 8.5.

8.6 VAT.

(a) The Sellers and Purchaser intend that and agree to use all reasonable endeavors to secure that the transfer of Purchased Assets pursuant to this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of any value added tax (“VAT”).

(b) If nevertheless any VAT is payable on the transfer of the Purchased Assets under this Agreement then Purchaser shall pay to the applicable Seller the amount of that VAT (excluding any interest and penalties imposed) within five (5) business days of demand by the Sellers provided that the applicable Seller shall issue to the Purchaser a valid VAT invoice in respect of that VAT.

(c) If and to the extent Purchaser is unable to recover the VAT paid under Section 8.6(b) above from the Taxing Authorities within the later of (i) the customary recovery period or (ii) three (3) months from the date of payment under Section 8.6(b), such non-recovered VAT shall be treated as a Transfer Tax for purposes of this Agreement and borne by the parties in a manner consistent with Section 8.5. If the claim to recover such VAT results in a VAT audit by any Taxing Authority, the customary recovery period shall include, for the avoidance of doubt, the time necessary for such audit to conclude. To the extent any such non-recovered VAT is treated as a Transfer Tax and the VAT is subsequently recovered by Purchaser after the Sellers have borne their share of such VAT, Purchaser shall pay over to the Seller 50% of any such recovered VAT, but in no event shall such payment exceed the amount paid by the Sellers to Purchaser with respect to such VAT.

8.7 Check the Box Elections. The Sellers shall have the right to make an election under Treas. Reg. Sec. 301.7701-3, effective prior to the Closing, for each Purchased Entity to be disregarded as an entity separate from its owner for U.S. federal income tax purposes. Such elections shall be filed on or before the Closing Date and Honeywell shall provide Purchaser with true and accurate copies of all such elections on or before the Closing Date.

8.8 Wage Reporting. The Purchaser and the Sellers agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time before the Closing Date as follows:

(a) by mutual written consent of the Sellers and Purchaser;

(b) by the Sellers or Purchaser on or after April 30, 2011, if the Closing shall not have occurred by the close of business on such date, provided that the breach by the terminating party in any material respect of any of its covenants or other obligations hereunder shall not be the principal cause of the failure of the Closing to occur by such date; and

(c) by the Sellers or Purchaser if there shall be in effect a final nonappealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

9.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article IX, this Agreement (other than as set forth in Article I, the first sentence of Section 6.4(a), Section 6.5, Section 6.8, Section 9.2 and Article XI) shall become void and of no effect with no Liability on the part of any party hereto (or any of its Affiliates or representatives); provided, however, that (a) no such termination shall relieve any party hereto from any Liability for damages resulting from any willful and intentional breach of this Agreement and (b) the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE X

SURVIVAL; INDEMNIFICATION

10.1 Survival of Representations, Warranties and Agreements. The representations and warranties of the parties contained in this Agreement shall, subject to the last sentence of this Section 10.1, terminate on the date that is one (1) year after the Closing Date, except that the representations and warranties contained in Section 4.1 (Corporate Status), Section 4.2 (Authority), the first two sentences of each of Sections 4.4(a) and 4.4(b) (Capitalization), Section 4.21 (Finder’s Fee), Section 4.23 (Disclaimer of Other Representations and Warranties), Section 5.1 (Corporate Status), Section 5.2 (Authority), Section 5.6 (Investment Intent), Section 5.7 (No Reliance), Section 5.8 (Finder’s Fee), and Section 5.9 (Disclaimer of Other Representations and Warranties) shall survive indefinitely following the Closing, the representations and warranties in Section 4.l7 (Sufficiency of Assets) shall survive for eighteen (18) months after the Closing, the representations and warranties in Section 4.11 (Environmental Matters) shall survive for three (3) years after the Closing, the representations and warranties in Section 4.8 (Intellectual Property) shall survive for two (2) years after the Closing, the representations and warranties contained in Section 4.7 (Taxes) shall survive the Closing until 60 days following the expiration of the applicable statute of limitations (including any extensions) and the representations and warranties in Section 4.20(b) (Products Liability; Warranty) shall survive for four (4) years after the Closing. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All covenants and agreements contained herein which by their terms contemplate full performance at or prior to the Closing shall terminate upon the Closing, except that claims for indemnification in respect of any breach thereof shall survive until the date that is one (1) year after the Closing Date. The period of time a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 10.1 shall be the “Survival Period” with respect to such representation or warranty or covenant or agreement. In the event notice of any claim for indemnification under this Article X shall have been given within the applicable Survival Period and such claim has not been finally resolved by the expiration of such Survival Period, the representations or warranties or covenants or agreements that are the subject of such claim shall survive, but only to the extent of and in the amount of the claim as made prior to the expiration of the Survival Period, until such claim is finally resolved.

10.2 Indemnification. Subject to the terms, conditions and limitations set forth in this Article X, from and after the Closing Date:

(a) The Sellers shall indemnify and hold harmless Purchaser and its Affiliates (including after the Closing, the Purchased Entities) and each of their respective officers, directors, members, managers and employees (collectively, the “Purchaser Indemnified Parties”) from and against any Losses that are imposed on or incurred by the Purchaser Indemnified Parties arising out of (i) any breach of any representation or warranty made by the Sellers in Article IV, (ii) any failure to perform any covenant or agreement of the Sellers set forth in this Agreement, or (iii) the Excluded Liabilities.

(b) Purchaser shall indemnify and hold harmless the Sellers and their Affiliates (other than the Purchased Entities) and each of their respective officers, directors,

members, managers and employees (collectively, the “Seller Indemnified Parties”) from and against any Losses that are imposed on or incurred by Seller Indemnified Parties arising out of (i) any breach of any representation or warranty made by Purchaser in Article V, (ii) any failure to perform any covenant or agreement of Purchaser set forth in this Agreement, (iii) the conduct and operation of the Business (including the Purchased Entities) from and after the Closing, or (iv) the Assumed Liabilities.

(c) For purposes of determining whether a breach or a violation of any representation or warranty in this Agreement has occurred, each representation or warranty in this Agreement will be read and construed to include all materiality, “in all material respects,” Material Adverse Effect and other qualifiers expressly set forth in the applicable representation or warranty. However, the determination of the amount of a Loss resulting from a breach of any representation or warranty of the Sellers contained in this Agreement shall be made by disregarding and not giving effect to any qualifiers as to “Business Material Adverse Effect,” “materiality,” “material Loss” or “in all material respects,” or words of similar import, or, in the case of Section 4.6(c), the dollar threshold used in such representation or warranty, and instead interpreting such representation or warranty as if such terms were deleted.

10.3 Indemnification Procedures.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Article X in respect of a claim made against the Indemnified Party by any Person who is not a party to this Agreement (such claim, excluding any claims related to Taxes the procedures for which are covered in Section 8.2(d), a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of the Third-Party Claim promptly following receipt by such Indemnified Party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

(b) The Indemnifying Party will have the right to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses, including a Product Recall, indemnifiable hereunder and to select counsel of its choice; provided that, unless otherwise expressly agreed in writing by the Indemnified Party, the Indemnifying Party shall only be entitled to control the defense of the Third-Party Claim if (i) the Indemnifying Party shall acknowledge in writing its obligation to indemnify the Indemnified Party for any and all Losses thereto (subject to the provisions set forth in this Agreement), (ii) the Third-Party Claim does not seek to impose on the Indemnified Party injunctive or other non-monetary relief, (iii) the Third-Party Claim does not involve any material customer or material supplier of the Indemnified Party (except to the extent Losses arising from such Third-Party Claim constitute Excluded Liabilities, in which case the Indemnifying Party shall (subject to satisfaction of clauses (i) and (ii) above) be entitled to control the defense of a Third-Party Claim that involves such a material customer or material supplier), (iv) the Third-Party Claim does not involve any executive officer or key employee of the Indemnified Party, and (v) at the time the Indemnifying Party receives notice of the Third-Party Claim, as a result of the application of the applicable cap amount set forth in Section 10.4(a), the indemnification payments reasonably expected to be made by the Indemnifying Party in respect of such Third-Party Claim are less than the reasonably expected indemnifiable Loss of the Indemnified Party as a result of such Third-Party Claim; provided that it is specifically agreed and acknowledged amongst the Parties that the Sellers shall control, defend against, negotiate, settle or otherwise deal with each of the Third-Party Claims relating to the matters reflected on Sections 4.9 and 4.20 of the Disclosure Schedule. If the Indemnifying Party is not entitled to as a result of clauses (i), (ii), (iii), (iv) or (v) of the previous sentence, or does not within 30 days of its receipt of notice of a Third-Party Claim pursuant to Section 10.3(a) elect to or otherwise fails to defend against or negotiate any Third-Party Claim which relates to any Losses indemnifiable hereunder, the applicable Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third-Party Claim except that, in the event the Indemnifying Party is not entitled to defend against, negotiate, settle or otherwise deal with such a Third-Party Claim as a result of the application of clauses (i), (ii), (iii), (iv) or (v) of the previous sentence, the Indemnifying Party shall have the right to participate in the defense of any such Third-Party Claim, including with respect to a Product Recall, upon reasonable request, to meet with the Indemnified Party or their representatives to discuss such Product Recall, and to have the reasonable opportunity to participate in any negotiation, settlement or other discussions that the Indemnifying Party has with the party bringing such Third-Party Claim, any other party related to such Third-Party Claim, or any of their respective representatives, at its own cost and expense, and in no event will the Indemnified Party have the right to settle any such Third-Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, Purchaser shall cooperate with Sellers in connection with any testing, analyses and other support services that are conducted in connection with or in relation to any actual or proposed Product Recall pursuant to which Purchaser may seek indemnification under Section 10.2(a)(i). If the applicable Indemnified Party defends any Third-Party Claim, then the Indemnifying Party shall promptly reimburse the applicable Indemnified Party for the out-of-pocket costs (including reasonable attorneys’ fees and expenses) incurred in connection with the investigation, defense and/or settlement of any such Third-Party Claim upon submission of periodic bills. If the Indemnifying Party assumes the defense of any Third-Party Claim, the applicable Indemnified Party may participate, at its own expense, in the defense of such Third-Party Claim; provided, however, that such applicable Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the applicable Indemnified Party, a conflict or potential conflict exists between the applicable Indemnified Party and the Indemnifying Party that would make such separate representation advisable (each of clause (i) and (ii), a “Reimbursable Participation”); provided, further, that Indemnifying Party will not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any Third-Party Claim; and provided, further, that in any Third-Party Claim where an Indemnified Party is not controlling the defense and which involves any customer or supplier of the Business, such participation shall include the right of the Indemnified Party to engage in direct discussions with the other parties to the Third-Party Claim, including discussions concerning the claim and potential resolution thereof, subject to paragraph (c) below and subject to the following two sentences. Notwithstanding anything herein to the contrary, the participation of the Indemnified Party in any discussion relating to the Third-Party Claim shall not alter any of the rights of the controlling party to control and direct the defense of such Third-Party Claim, including the right to accept or reject any resolution proposed by the non-controlling party in such controlling party’s sole discretion. In connection with any discussions by an Indemnified Party with any parties to a Third-Party Claim, such Indemnified Party shall, and in the case of a Purchaser Indemnified Party the Purchaser hereby agrees to cause such Indemnified Party to (i) fully disclose to all other parties that (A) the non-controlling party is acting on its own behalf and not as a representative of the controlling party, and (B) the non-controlling party is not authorized to agree to any settlement with respect to such Third-Party Claim; and (ii) keep confidential any non-public information relating to the Sellers or the Third-Party Claim.

(c) If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, the Indemnified Party shall (and shall cause the other applicable Indemnified Parties to) cooperate in the defense or prosecution thereof at reasonable times upon reasonable notice and without undue disruption of the Indemnified Party’s business, and the Indemnified Party’s actual out-of-pocket costs in such cooperation shall be indemnifiable Losses hereunder, except that the Indemnifying Party shall not be obligated to make any payments with respect to fees and expenses of counsel retained by the Indemnified Party so long as the Indemnifying Party continues to defend such Third-Party Claim (other than as set forth in Section 10.3(b) in respect of a Reimbursable Participation). If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall (and shall cause the other applicable Indemnified Parties to) agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may recommend and that (i) by its terms unconditionally obligates the Indemnifying Party (or its Affiliates) to pay the full amount of the Liability in connection with such Third-Party Claim, (ii) does not require any payment or other action by any Indemnified Party, and (iii) unconditionally releases all Indemnified Parties in connection with such Third-Party Claim; it being understood that in no other event will the Indemnifying Party have the right to settle any Third-Party Claim, regardless of whether the defense thereof has been assumed by the Indemnifying Party. If the Indemnifying Party elects not to assume the defense of a Third-Party Claim, the applicable Indemnified Parties shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

(d) In the event any Indemnified Party has a claim against any Indemnifying Party under this Article X that does not involve a Third-Party Claim, the Indemnified Party shall deliver written notice of such claim to the Indemnifying Party promptly following the Indemnified Party becoming aware of the same. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any Liability that it may have to such Indemnified Party under this Article X, except to the extent that the Indemnifying Party has been actually prejudiced by such failure.

10.4 Indemnification Limitations.

(a) In no event shall the Sellers be liable for indemnification pursuant to Section 10.2(a)(i) (other than in respect of the representations and warranties in Section 4.1 (Corporate Status), Section 4.2 (Authority), the first two sentences of each of Section 4.4(a) and

4.4(b) (Capitalization), Section 4.7 (Taxes), and Section 4.21 (Finder’s Fee) (collectively, the “Excluded Representations”) and Section 4.17 (Sufficiency of Assets)) unless and until the aggregate amount of all Losses with respect to Section 10.2(a)(i) that are imposed on or incurred by the Purchaser Indemnified Parties exceeds $1,400,000 (the “Threshold Amount”), in which case the Purchaser Indemnified Parties shall be entitled to indemnification for all Losses from the first dollar, including both the Threshold Amount and any amounts in excess thereof. Notwithstanding anything herein to the contrary, the Sellers shall not (i) be required to make payments for indemnification pursuant to Section 10.2(a)(i) (other than in respect of the Excluded Representations) in an aggregate amount in excess of $18,000,000 (the “Indemnification Cap”), or (ii) be liable for indemnification with respect to any Loss by the Purchaser Indemnified Parties pursuant to Section 10.2(a)(i) (other than in respect of the Excluded Representations) to the extent such Loss and all Losses arising out of the same facts and circumstances are, in the aggregate, less than $15,000 (each, a “De Minimis Loss”) (and such Losses shall be disregarded and shall not be aggregated for purposes of the Threshold Amount unless and until such Losses arising out of the same facts or circumstances exceed the De Minimis Loss amount). Notwithstanding anything to the contrary herein, Sellers shall have ninety (90) days after the receipt of an indemnification claim for any Loss by the Purchaser Indemnified Parties in respect of Section 4.20(b) (Products Liability; Warranty) in which to propose a commercially reasonable alternative to satisfy such claim, including the repair, replacement or redelivery of any products that are the subject of such claim, which such commercially reasonable alternative is subject to the prior written approval of the Purchaser Indemnified Party, not to be unreasonably withheld, conditioned or delayed (it being understood that any and all costs or other Losses imposed on or incurred by the Purchaser Indemnified Parties arising out of such alternative shall, subject to the terms, conditions and limitations contained herein, be considered indemnifable Losses). Purchaser shall not be required to make payments for indemnification pursuant to Section 10.2(b)(i) in an aggregate amount in excess of the Indemnification Cap.

(b) In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments recovered by the Indemnified Party under indemnification agreements or arrangements with third parties or under any insurance policy with respect to such Losses (after deduction for any cost of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost or expense directly related thereto) (each, a “Collateral Source”), (ii) any prior recovery by the Indemnified Party from any Person with respect to such Losses, including by such Loss being included as a Liability in Final Net Working Capital and actually resulting in an adjustment to the Purchase Price pursuant to Section 3.4(f), or (iii) any Tax Benefit actually received by a Purchased Entity with respect to such Losses in the year of the indemnity payment or a prior year, but increased by the amount of any Tax detriment actually paid by any Indemnified Party as a result of such party’s receipt of the indemnification payment with respect to such Loss. In the event of any indemnification claim paid, Honeywell may, in its sole discretion, require the Indemnified Party to grant to Honeywell an assignment of the right of such Indemnified Party to assert a claim against any Collateral Source. If the amount to be netted hereunder from any payment required under this Article X or Article VIII is determined after payment of any amount otherwise required to be paid to an Indemnified Party under this Article X or Article VIII, the

Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article X or Article VIII had such determination been made at the time of such payment.

(c) Subject to the other provisions of this Article X, but notwithstanding any other provision of this Agreement, (i) in no event shall the Sellers or Purchaser be liable for any punitive damages, except to the extent such damages are payable to an unaffiliated third party and (ii) in no event shall the Sellers be liable for any consequential damages (it being understood and agreed that the term “consequential damages” used herein shall not include damages related to lost profits, diminution in value (including multiple of earnings or similar metrics for measuring damages), nor damages payable to an unaffiliated third party) arising out of indemnification claims for Excluded Liabilities described in Sections 2.5(a)(iv), (v)(A), (vii)(B), (ix), (x), (xi), (xii), and (xiv) and Section 2.5(b)(vi) (each such indemnification claim, a “Business Related Excluded Liabilities Claim”) in excess of $28,000,000; provided that the foregoing limitation on consequential damages shall not apply to the extent any such Excluded Liability relates to the Excluded Assets, the Purchased Entities’ Excluded Assets, or operation or conduct by the Sellers or any of their Affiliates of any business (other than the Business). Purchaser and the Sellers shall, and Purchaser shall cause the Purchaser Indemnified Parties to, in good faith, (x) agree upon what portion of damages (if any) constitute consequential damages in connection with the settlement of a Business Related Excluded Liabilities Claim and (y) use their respective commercially reasonable efforts to cause the applicable Governmental Authority to determine what portion of damages (if any) constitute consequential damages as part of any Governmental Order that is entered by such Governmental Authority in connection with a Business Related Excluded Liabilities Claim.

(d) Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, indemnification and specific performance pursuant to the provisions of this Article X, Section 6.14 and Article VIII shall be the sole and exclusive remedy of the parties with respect to any and all claims (whether in contract or in tort) arising out of or in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (other than remedies set forth in the Ancillary Agreements with regard to the transactions contemplated thereby), including in respect of any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto. Without limiting the generality or effect of the foregoing, as a material inducement to the Sellers entering into this Agreement, Purchaser hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which it or any of the other Purchaser Indemnified Parties may have against any Seller or any of its Affiliates, including without limitation under the common law or federal or state securities Laws, trade regulation Laws or other Laws (including any relating to Intellectual Property, products liability (including Products Liability Claims), Tax, environmental, real estate or employee matters), by reason of this Agreement and the transactions provided for herein, except for claims or causes of action brought under and subject to the terms and conditions of the provisions contained in this Article X and Article VIII. All payments made pursuant to this Article X and Article VIII shall be made by the Sellers to Purchaser or by Purchaser to the Sellers, as the case may be, and shall be deemed to be adjustments to the Purchase Price. Notwithstanding anything to the contrary herein, nothing in this Article X shall limit any claim by a Purchaser Indemnified Party alleging that Sellers defrauded such Person by intentionally omitting or misstating any disclosure in the Disclosure Schedule where such omission or misstatement constitutes a breach in any material respect of any express representation or warranty, which claims shall, in any case, be subject to the provisions of Sections 4.23, 5.7(a)-(d), 11.7 and 11.8.

(e) The Sellers and Purchaser acknowledge and agree that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof. In particular, the parties acknowledge that the Business is unique and recognize and affirm that in the event that the Sellers breach this Agreement, money damages would be inadequate and Purchaser would have no adequate remedy at law, so that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the Sellers’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail return receipt requested, postage prepaid, and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by facsimile to the applicable party at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to any Seller:

Honeywell International Inc.

101 Columbia Road

P.O. Box 4000

Morristown, New Jersey 07962

Attention:        Senior Vice President and General Counsel

Facsimile No.: (973) 455-4217

with a copy (which will not constitute notice) to:

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654

Attention:        John F. Cox

Facsimile No.: (312) 840-7396

(b)	if to Purchaser:

Sensata Technologies, Inc.

529 Pleasant Street

Attleboro, Massachusetts 02703

Attention:        General Counsel

Facsimile No.: (508) 236-1960

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attention:        Jeffrey W. Richards, P.C.

Facsimile No.: (312) 862-2200

11.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Sellers and Purchaser shall negotiate in good faith to modify this Agreement so as to affect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

11.3 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including all exhibits hereto, the Disclosure Schedule, the Ancillary Agreements, the Confidentiality Agreement and those certain letter agreements contemplated to be entered into by certain parties hereto pursuant to Section 6.21 hereof constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof and do not, and are not intended to, confer upon any other Person (other than Sensata NV and its direct and indirect Subsidiaries as Purchaser Indemnified Parties pursuant to Sections 10.2(a) and 8.4) any rights or remedies hereunder.

11.4 Amendment; Waiver. This Agreement may be amended only in a writing signed by all parties hereto. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive any party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

11.5 Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors and permitted assigns. Notwithstanding the foregoing, this Agreement shall not be assigned by any party hereto by operation of Law or otherwise without the express written consent of each of the other parties; provided, however, that without the consent of the other parties hereto Purchaser may (i) assign its right to purchase the Purchased Assets or the Purchased Entities, in whole or in part, to one or more of its Affiliates, (ii) assign its rights hereunder to the lenders under the Credit Agreement, dated April 27, 2006 (as amended), among Sensata Technologies, B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., each lender from time to time party thereto and Morgan Stanley Senior Funding, Inc. as collateral security, and (iii) assign its rights hereunder to a third party in connection with a sale of all or substantially all of the Business; provided, however, that no such assignment shall relieve Purchaser of any of its obligations hereunder.

11.6 Disclosure Schedule. The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to the Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

11.7 Governing Law. Any and all claims, disputes or controversies in any way arising out of or relating to (a) this Agreement, (b) any breach, termination or validity of this Agreement, (c) the transactions contemplated hereby or (d) any discussions or communications relating in any way to this Agreement or transactions contemplated hereby (the “Transaction Matters”), and the existence or validity of any and all defenses to such claims, disputes or controversies, shall be governed and resolved exclusively by the Laws of the State of New York, notwithstanding the existence of any conflict of laws principles that otherwise would dictate the application of any other state’s Law. Each party irrevocably and unconditionally waives any right to object to the application of New York Law or argue against its applicability to any of the matters referenced in the immediately preceding sentence.

11.8 Dispute Resolution; Mediation; Jurisdiction.

(a) In the event of any dispute, controversy or claim in any way arising out of or relating to the Transaction Matters (a “Dispute”), upon the written notice of any party hereto, the parties hereto shall attempt to negotiate a resolution of the Dispute. If the parties hereto are unable for any reason to resolve a Dispute within 30 days after the receipt of such notice, the Dispute shall be submitted to mediation in accordance with Section 11.8(b).

(b) Any Dispute not resolved pursuant to Section 11.8(a) shall, at the request of any party hereto (a “Mediation Request”), be submitted to non-binding mediation in accordance with the then current CPR Mediation Procedure (the “Procedure”), except as modified herein. The mediation shall be held in New York, New York. The parties shall have 20 days from receipt by a party (or parties) of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the parties within 20 days of receipt by a party (or parties) of a Mediation Request, then any party may request (on written notice to the other parties), that the CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No party hereto shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other parties in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other parties except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the party intending to make such disclosure shall give the other parties reasonable written notice of the intended disclosure and afford the other party a reasonable opportunity to protect its interests. If the Dispute has not been resolved within 60 days of the appointment of a mediator, or within 90 days of receipt by a party (or parties) of a Mediation Request (whichever occurs sooner), or within such longer period as the parties may agree to in writing, then any party may file an action on the Dispute in any court having jurisdiction in accordance with Section 11.8(c).

(c) Each of the parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York located in New York City and the courts of the United States of America located in New York City for any litigation arising out of or relating to the Transaction Matters (and agrees not to commence any litigation relating to the Transaction Matters except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 11.1 shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of the Transaction Matters in the courts of the State of New York located in New York City or the courts of the United States of America located in New York City and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO THE TRANSACTION MATTERS.

11.9 Construction; Interpretation. When a reference is made in this Agreement to Articles, Sections, or Disclosure Schedule, such reference is to an Article or a Section of, or the Disclosure Schedule to, this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are provided for convenience of reference purposes only and shall not affect any meaning, construction or interpretation of this Agreement. When a reference is made in this Agreement to a party or parties, such reference is to parties to this

Agreement, unless otherwise indicated. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrase “ordinary course of business” when used in this Agreement shall be deemed to be followed by the words “consistent with past practice.” All terms defined in this Agreement shall have the defined meanings when used in the Disclosure Schedule, the Ancillary Agreements, and any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

11.10 Counterparts. This Agreement may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission), and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset and Stock Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SENSATA TECHNOLOGIES, INC.		HONEYWELL INTERNATIONAL INC.

By:	/s/ Jeffrey J. Cote	By:	/s/ Brian S. Cook
Name:	Jeffrey J. Cote	Name:	Brian S. Cook
Title:	Executive VP & Chief Financial Officer	Title:	VP Corporate Development

HONEYWELL CO., LTD. (KOREA)		HONEYWELL SPOL S.R.O. (CZECH REPUBLIC)

By:	/s/ Brian S. Cook	By:	/s/ Brian S. Cook
Name:	Brian S. Cook	Name:	Brian S. Cook
Title:	VP Corporate Development	Title:	VP Corporate Development

HONEYWELL AEROSPACE S.R.O.		HONEYWELL (CHINA) CO., LTD.

By:	/s/ Brian S. Cook	By:	/s/ Brian S. Cook
Name:	Brian S. Cook	Name:	Brian S. Cook
Title:	VP Corporate Development	Title:	VP Corporate Development

HONEYWELL AUTOMATION INDIA LIMITED		HONEYWELL CONTROL SYSTEMS LIMITED

By:	/s/ Brian S. Cook	By:	/s/ Brian S. Cook
Name:	Brian S. Cook	Name:	Brian S. Cook
Title:	VP Corporate Development	Title:	VP Corporate Development

HONEYWELL GMBH		HONEYWELL JAPAN INC.

By:	/s/ Brian S. Cook	By:	/s/ Brian S. Cook
Name:	Brian S. Cook	Name:	Brian S. Cook
Title:	VP Corporate Development	Title:	VP Corporate Development